UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM 1-A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OCONEE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Georgia	6022	58-2442250
State of Incorporation	Primary Standard Industrial Classification Code	I.R.S. Employer Identification Number

41 N. Main Street

Watkinsville, Georgia 30677

(706) 769-6611

(Address, including zip code, and telephone number, including area code, of principal executive offices)

CONTACT INFORMATION

Pre-Qualification	Service Agent
T. Neil Stevens President & CEO 41 N. Main Street Watkinsville, Georgia 30677 (706) 769-6611 nstevens@oconeestatebank.com	Oconee Financial Corporation c/o James R. McLemore 35 N. Main Street Watkinsville, GA 30677

Oconee Financial Corporation

Up to 149,066 Shares of Common Stock

at

$28.93 Per Share

Oconee Financial Corporation, which we refer to herein as “Oconee,” is offering shares of our common stock in connection with the conversion merger of Elberton Federal Savings & Loan Association, which we refer to as “Elberton,” in which Elberton will convert from the mutual to the stock form of organization and simultaneously merge with and into Oconee State Bank, a wholly owned subsidiary of Oconee Financial Corporation. We are offering for sale up to 149,066 shares of our common stock on a “best efforts” basis. We are offering the shares first to eligible members of Elberton Federal Savings & Loan Association and then (if any shares remain available) to residents of Elberton or Elbert County, our existing shareholders and the general public. The purchase price for all subscribers is $28.93 per share. The offering will commence on or about May 8, 2023 and terminate on June 20, 2023, and we will only close the offering if we sell a minimum of 110,180 shares in the offering. We will escrow your subscription funds in a segregated deposit account at Oconee State Bank, our wholly-owned subsidiary.

Although our common stock is quoted on the OTCQX (symbol: OSBK), there has been a very limited trading market in our common stock, and it is not anticipated that an active market will develop as a result of this offering. See “RISK FACTORS.” As of May 4, 2023, the last reported sales price of our common stock was $34.10.

Investing in our common stock involves risks. See “RISK FACTORS” beginning on Page 20.

	Price to Public	Underwriting Discounts and Commissions	Other Expenses		Proceeds to Issuer	Proceeds to Other Persons
Per Share	$28.93	$2.03	$3.40	[1]	$23.50	$0
Total Minimum	$3,187,500	$223,125	$375,000		$2,589,375	$0
Total Maximum	$4,312,500	$301,875	$375,000		$3,635,625	$0

[1]	Expenses fixed at $375,000, per share amount calculated based on sale of 110,180 shares.

Neither the Securities and Exchange Commission, any state securities commission, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System nor the Georgia Department of Banking and Finance has approved or disapproved of the securities to be issued in connection with this offering or determined if the offering circular is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in this offering are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of any bank, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

For assistance, contact the Stock Information Center at (312) 521-1600.

The date of this offering circular is May 5, 2023

REQUIRED LEGEND FOR WASHINGTON, DC RESIDENTS ONLY:

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

REQUIRED LEGEND FOR LOUISIANA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF SECURITIES OF THE STATE OF LOUISIANA OR THE SECURITIES and EXCHANGE COMMISSION NOR HAS THE COMMISSIONER OF SECURITIES OF THE STATE OF LOUISIANA OR THE SECURITIES EXCHANGE COMMISSIONER PASSED UPON ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

REQUIRED LEGEND FOR MARYLAND RESIDENTS ONLY:

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF MARYLAND PURSUANT TO REGISTRATION WITH THE DIVISION OF SECURITIES OF THE DEPARTMENT OF LAW OF MARYLAND, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

REQUIRED LEGEND FOR MICHIGAN RESIDENTS ONLY:

THESE SECURITIES ARE OFFERED PURSUANT TO A REGISTRATION ORDER ISSUED BY THE STATE OF MICHIGAN. THE STATE OF MICHIGAN DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE TRUTH, MERITS, OR COMPLETENESS OF ANY PROSPECTUS OR ANY OTHER INFORMATION FILED WITH THIS STATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this offering circular may constitute “forward-looking statements” within the meaning of the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended. Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “would,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” or the negative of such terms and other similar words and expressions of future intent. These forward-looking statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to, adverse developments or conditions related to or arising from:

•	significant volatility and deterioration in the credit and financial markets;

•	adverse changes in general economic conditions, including any potential recessionary conditions;

•	the effect of the COVID-19 pandemic on us and our customers, employees and third-party service providers;

•

deterioration in our asset or credit quality, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for credit losses and provision for loan losses that may be impacted by deterioration in the residential and commercial real estate markets;

•	inflation and changes in the interest rate environment (including changes in the shape of the yield curve) that reduce our margins or the fair value of financial instruments;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	the availability of capital;

•	changes in laws or government regulations affecting financial institutions, including changes in regulatory costs and capital requirements, as well as changes in monetary and fiscal policies;

•	the use of estimates in determining the fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	our ability to attract and retain deposits and loans in view of increased competitive pressures and other factors;

•	increases in premiums for deposit insurance;

•	our ability to control general operating costs and expenses;

•	the soundness of other financial institutions;

•

the potential for regulatory action against us or the Bank, which could require us to increase our allowance for credit losses, write down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	environmental conditions, including natural disasters, or the impacts of war or terrorist attacks, any of which may disrupt our business, our operations or our borrowers;

•	the failure or security breach of computer systems on which we depend;

•	the effects of changes in laws, regulations, and accounting rules, or their interpretations;

•

general economic or business conditions in Georgia and other regions where the Bank has operations, including, but not limited to, adverse changes in economic conditions resulting from a prolonged economic downturn;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board;

•	other risks that are described in this offering circular under “RISK FACTORS;” and

•	our ability to manage the risks involved in the foregoing.

Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed elsewhere in this report or otherwise disclosed by us. Forward-looking statements included herein speak only as of the date hereof and should not be relied upon as representing our expectations or beliefs as of any date after the date of this report. Except as required by law, we undertake no obligation to revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise. The factors discussed herein are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely impact our operations and our financial results. Forward-looking statements should not be viewed as predictions and should not be the primary basis upon which investors evaluate an investment in our securities.

SUMMARY

This summary highlights information contained elsewhere in this offering circular. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should carefully read this entire offering circular before making a decision to invest in our common stock, including the risks discussed under the “RISK FACTORS” section and our financial statements and related notes which are included herein.

As used in this offering circular, the terms “we,” “us” and “our” refer to Oconee Financial Corporation and its subsidiaries unless the context indicates another meaning. The term “Oconee” refers to Oconee Financial Corporation, and the term “Bank” refers to Oconee State Bank, a Georgia state chartered commercial bank and the wholly owned subsidiary of Oconee. The term “Elberton” refers to Elberton Federal Savings and Loan Association. Please see additional definitions under “DEFINED TERMS,” beginning on page 99 of this Offering Circular.

Who We Are

Oconee is a registered bank holding company headquartered in Watkinsville, Georgia, and is the parent company of the Bank, which is a Georgia state bank headquartered in Watkinsville, Georgia. The Bank was established on February 1, 1960, and Oconee was established as a registered bank holding company on January 1, 1999. Our principal offices are located at 35 North Main Street, Watkinsville, Georgia 30677, our telephone number is (706) 769-6611 and our website is https://www.oconeestatebank.com. Information on this website is not and should not be considered a part of this Offering Circular. As of December 31, 2022, we had total assets of approximately $536,748,000, total deposits of approximately $494,870,000, total loans of approximately $300,131,000 and shareholders’ equity of approximately $29,083,000.

Oconee State Bank is a leading financial institution with a vision to be essential to the lives, businesses and communities we serve. With more than 60 years of service in the banking industry, we continuously strive to create remarkable experiences that significantly mark the lives of others. We are proud to provide an unparalleled commitment to personalized service, innovative products and solutions, and to bringing exceptional value to our customers through local ownership, involvement and decision-making. We currently operate from four full service branches located in Watkinsville, Bogart, Lawrenceville and Athens. The Bank is chartered by the Georgia Department of Banking and Finance, and its deposits are insured by the Federal Deposit Insurance Corporation up to applicable legal limits. The Bank is regulated by both the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation.

We provide a wide variety of lending products for both businesses and consumers. Commercial loan products include lines of credit, letters of credit, term loans, equipment loans, commercial real estate loans, construction loans, accounts receivable financing, and working capital financing. Financing products for individuals include auto, home equity, overdraft protection lines and MasterCard debit cards. Real estate loan products include construction loans, land loans, mini-perm commercial real estate loans, and home mortgages.

As a community-oriented bank, we offer a wide array of personal, consumer and commercial services generally offered by a locally-managed, independently-operated bank. We provide a broad range of deposit instruments and general banking services, including checking, savings accounts (including money market demand accounts), certificates of deposit for both business and personal accounts; internet banking services, such as cash management and Bill Pay; telebanking (banking by phone); courier services and mobile banking.

Our Focus and Strategic Plan

The Bank is a community-oriented bank headquartered in Watkinsville, Georgia, and is the only bank headquartered in Oconee County.

The Bank’s overall strategic focus is to grow organically in the Oconee County, Clarke County and Gwinnett County markets. From 2022 to 2026, all three of these markets are projected to have growth rates in both population and median household income in excess of both state of Georgia and national averages. In addition, the Bank may seek to take advantage of prudent growth opportunities outside of these markets – through acquisitions such as Elberton, lending team lift-outs or expansion into new markets through the opening of loan production offices or de novo branches.

Our lending strategic focus is on commercial customers, especially owner and non-owner occupied commercial real estate borrowers. In 2016, the Bank adopted a strategy to deploy excess funds, as the Bank’s loan to deposit ratio at the end of 2016 was 48%. The legacy Oconee County market has traditionally provided strong core deposits in excess of the loans the Bank could originate in Oconee County. In 2017, the Bank opened loan production offices in Athens (Clarke County), Georgia and in Lawrenceville (Gwinnett County), Georgia. In May 2022, the Bank expanded into the Macon (Bibb County), Georgia market. As of December 31, 2022, the Bank’s loan to deposit ratio was 61% and the combined outstanding loans of these three new markets was $180 million ($108 million Athens, $62 million in Gwinnett County and $10 million in Bibb County).

We have enjoyed a very stable, low-cost core deposit base. This is the result of our dominant market share in Oconee County. At June 30, 2022, the Bank had the number two market share in Oconee County, or 23% of the market. Core deposits, defined as non-time deposits, were 91% of our total deposits at December 31, 2022. Our strategic deposit focus is to increase the level of non-interest-bearing demand deposits to total deposits by acquiring the primary operating account of our customers, particularly our commercial lending customers, which is the largest portion of our loan portfolio.

From an asset quality perspective, we underwrite to prudent debt service and loan to value ratios. Many of our underwriting practices and portfolio concentration limits are informed by lessons learned during the Great Recession of 2008-2010. Our largest lending category is owner-occupied real estate, representing 34% of our loan portfolio as of December 31, 2022. Our level of non-performing assets remains low at 1.77% as of December 31, 2022. From 2016 through 2022, we have had a cumulative recovery in excess of charge-offs of $39,000.

To improve our levels of profitability to those of our peers, we are focusing on improving our revenue per team member. Improvement in this measure will occur as we improve our operating leverage – by growing loans and improve yields on loans, improving our level of non-interest-bearing deposits and limiting growth in expenses as the Bank grows.

Our Mission

Our primary objective as a community bank is to serve the financial needs of small businesses and individuals. The Bank believes its overall success will come from operating with a very strong sense of its mission, which is to create remarkable experiences that significantly mark the lives of others. For example, the Bank was an economic front line responder during COVID-19, making over $74 million of paycheck protection loans in its communities. Ultimately, our goal is to become Georgia’s most remarkable community bank through focusing on profitable growth, safety and soundness and maintaining a great culture for the benefit of our people, our customers and our shareholders.

Our Acquisition of Elberton Federal Savings & Loan Association

This Offering is being conducted in connection with our proposed acquisition of Elberton Federal Savings and Loan Association. Oconee, the Bank and Elberton entered into an Amended and Restated Agreement and Plan of Merger Conversion dated as of December 15, 2022, and Elberton has adopted an Amended and Restated Plan of Merger Conversion dated as of July 15, 2021, each of which contemplate Elberton’s conversion from a Federal mutual savings and loan association to a Federal stock savings and loan association and merger with and into the Bank. The Merger Agreement and the Plan of Conversion are included as Exhibit 7.1 and Exhibit 7.2, respectively, to the Registration Statement, of which this Offering Circular is a part. The Merger Agreement, the Plan of Conversion and applicable rules and regulations promulgated by the Office of the Comptroller of the Currency, Elberton’s primary Federal regulator, require us to conduct this offering in connection with the Merger Conversion and set forth certain required terms and conditions of this offering. For further information, please refer to the “Where You Can Find More Information” section of this Offering Circular on page 98.

Oconee is seeking to acquire Elberton primarily because it is an attractive avenue for expanding Oconee’s geographic footprint in our core Northeast Georgia market. The Oconee Board believes the transaction is financially beneficial to Oconee, its customers and its shareholders; because it will improve its capital position as a result of this Offering and as a result of the addition of Elberton’s retained earnings. We also believe the customers of Elberton will benefit from the Bank’s expanded offering of products and services. The addition of new stockholders through this Offering has the potential to increase the liquidity of the Oconee Common Stock.

This Offering

Below is a summary of the key terms of the Offering:

Securities Offered	Up to 149,066 shares of Oconee Common Stock on a best-efforts basis, first to Eligible Members in the Subscription Offering and then (to the extent any shares remain available) to Community Offerees in the Community Offering.

Time Period for Offering	The Subscription Offering and the Community Offering will run concurrently with each other. The Offering will commence on May 8, 2023 and will expire on June 20, 2023, unless earlier terminated or extended by Oconee.

Eligible Subscribers in Subscription Offering

The following persons will receive nontransferable subscription rights to purchase shares of Oconee Common Stock in the Subscription Offering in the following descending order of priority:

1)  Each person that held deposits of $50 or more in Elberton on March 31, 2020.

2)  Because the Eligibility Record Date is more than 15 months before the date of the latest amendment to the Application filed prior to OCC approval as described in the “Supplemental Eligibility Record Date” definition in 12 C.F.R. § 192.25, each person, other than Elberton’s directors, officers and their Associates, that held deposits of $50 or more in Elberton on the last day of the calendar quarter preceding approval of the Plan of Conversion by the OCC; and

3)  Any other person who is a member of Elberton as of the date fixed by the Elberton Board in accordance with Elberton’s Bylaws and OCC regulations for determining the members eligible to vote at the Elberton Special Meeting.

Eligible Subscribers in Community Offering

To the extent there are shares of Oconee Common Stock available for purchase after allocation of shares in the Subscription Offering, the following persons will have the right to subscribe to shares of Oconee Common Stock in the Community Offering:

1)  Natural persons, including trusts of natural persons, residing in Elberton, Georgia or Elbert County, Georgia;

2)  Shareholders of record of Oconee on the last day of the month immediately preceding the effectiveness of this offering circular; and

3)  The general public.

Valuation of Elberton	Federal regulations require that in connection with the Merger Conversion, at a minimum, the aggregate purchase price of the securities sold in the Offering be based upon the estimated pro forma market value of Elberton as determined by an independent appraisal. Elberton has retained RP Financial, LC, which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. Pursuant to the regulatory conversion guidelines, the 15% valuation range indicates a minimum value of $3,187,500 and a maximum value of $4,312,500, with a midpoint of $3,750,000, for Elberton as of October 28, 2022.

Minimum Investment	No person may purchase fewer than 17 shares of Oconee Common Stock. That means all investors in the offering must invest a minimum of $491.81 in the Community Offering.

Maximum Investment	The maximum aggregate amount of Oconee Common Stock which any person, together with any associate or group of persons acting in concert may, directly or indirectly, subscribe for or purchase in the Offering shall not exceed 5% of the total number of shares of Oconee Common Stock sold in the offering.

Price Per Share	$28.93 per share.

OTCQX Symbol	OSBK

Limited Market for Oconee Common Stock	Although our common stock is quoted on the OTCQX market, there has been a very limited trading market in our common stock, and it is not anticipated that an active market will develop as a result of this Offering.

No Preemptive Rights	Holders of shares of Oconee Common Stock are generally entitled to preemptive rights in the same class of shares in proportion to their holdings of shares of such class, but they are not entitled to preemptive rights in connection with this Offering because these shares are issued pursuant to an acquisition of Elberton.

Restrictions on Transfer	Purchasers of Oconee Common Stock in the Offering will be prohibited from transferring any Oconee Common Stock for a period of 60 days following the date on which the Merger Conversion is consummated in accordance with the Merger Agreement and the Plan of Conversion. In addition, shares of Oconee Common Stock that are purchased by Elberton’s directors, officers and their Associates in the Offering may not be sold for one year after the Closing Date, except that in the event of the death of such director, officer or Associate, the successor in interest may sell the shares.

Shares of Oconee common stock outstanding	896,497 as of May 4, 2023. 1,045,563 after consummation of this Offering, assuming the maximum number of shares are sold.

Dividends and Distributions	Oconee currently pays a dividend on its common stock on an annual basis, and it anticipates declaring and paying an annual dividend after the completion of the Merger Conversion. Oconee has no current intention to change its dividend strategy, but has and will continue to evaluate that decision on an annual basis. In 2023, 2022, and 2021, Oconee declared annual dividends of $0.85, $0.70, and $0.65 per share, respectively. After the Merger Conversion, the final determination of the timing, amount and payment of dividends on Oconee common stock will be at the discretion of its board of directors and will depend upon the earnings of Oconee and its subsidiary, the financial condition of Oconee and other factors, including general economic conditions and applicable governmental regulations and policies.

Plan of Distribution	We are offering these shares on a “best efforts” basis through our directors and officers and with the assistance of Performance Trust Capital Partners LLC. Our directors and officers will not be entitled to receive any discounts or commissions for selling any shares. The offering is not underwritten, but we have retained the services of Performance Trust as placement agent to assist us on a best-efforts basis with the Offering. Performance Trust is not obligated to sell or to purchase any of the shares.

Participation of Oconee Directors and Officers	Our executive officers and directors may subscribe to purchase shares in the Community Offering in their discretion, but they have made no commitments to do so, and any such subscription will not receive any preference or priority above other similarly-situated Community Offerees.

Participation of Elberton Directors and Officers

Elberton’s directors, officers and their Associates may subscribe to purchase shares in the Subscription Offering, but they have made no commitments to do so. In the event of an oversubscription, subscription rights received by Elberton’s directors, officers and their Associates based on their increased deposits in Elberton during the one-year period preceding the Eligibility Record Date, will be subordinated to all other subscriptions of Eligible Members in the Subscription Offering.

Additionally, Elberton’s directors and officers are receiving certain other financial payments and incentives in connection with the Merger Conversion. See page 48.

How to Subscribe

To subscribe for shares of Oconee Common Stock, Eligible Members and Community Offerees must complete the enclosed Stock Order Form and return it, with full payment. A Stock Order Form, once received by Oconee, cannot be amended, modified, or rescinded by the Subscriber.

You may submit your Stock Order Form by (1) overnight delivery to the indicated address on the Stock Order Form and (2) hand delivery to the Bank’s office located at 41 N. Main Street, Watkinsville, Georgia or Elberton’s office located at 6 East Church Street, Elberton, Georgia, during normal business hours or (3) by mail using the postage-paid return envelope accompanying this Offering Circular. Overnight or hand delivery is strongly encouraged. Subscribers who have deposit accounts with Elberton may, instead of providing full payment with the Stock Order Form, include instructions on the Stock Order Form as to withdrawal from such deposit accounts. See “TERMS OF THE OFFERING—Method of Payment.”

Use of Proceeds	We intend to use the net proceeds from this Offering for general and corporate working capital purposes, including funding for loans and to support future growth, and enabling the Bank to continue to meet applicable capital requirements. Future growth is expected to occur by focusing new efforts in the Elberton County market which we are entering for the first time in connection with the Merger Conversion, and by increasing loans and deposits at other existing branches.

Expiration Date	All subscription rights granted in the Subscription Offering and the Community Offering will expire, if not exercised, at 5:00 pm Eastern Time on June 20, 2023, unless this Offering is terminated earlier or such date is extended without notice to subscribers.

Recent Developments

As of March 31, 2023, we had total assets of approximately $526.1 million, total deposits of approximately $466.2 million, total loans of approximately $303.1 million and shareholders’ equity of approximately $31.4 million. See “Management Discussion and Analysis” below for further discussion relating to the recent developments for Oconee.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 20 of this offering circular, as well as other information included in this offering circular, including our financial statements and notes thereto, before making an investment decision.

SUMMARY FINANCIAL DATA

The following table presents selected historical financial information concerning Oconee, which should be read in conjunction with our audited consolidated financial statements, including the related notes, and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” included in this offering circular. The selected financial data as of December 31, 2021 and 2022 is derived from our audited consolidated financial statements and related notes which are included in this offering circular. Throughout this offering circular, information is for Oconee and its subsidiaries on a consolidated basis unless otherwise stated.

Selected Historical Financial Data of Oconee Financial

The following table sets forth certain of Oconee’s consolidated financial data as of the end of and for the years ended December 31, 2022 and December 31, 2021, which are derived from Oconee’s audited consolidated financial statements, which are included in this Offering Circular. The selected historical financial data below is only a summary and should be read in conjunction with Oconee’s consolidated financial statements.

	December 31,
	2022	2021
	(Amounts in thousands)
Results of Operations:
Interest income	$17,852	$17,272
Interest expense	1,443	1,646

Net interest income	16,409	15,626
Provision for loan losses	—	456

Net interest income after provision for loan losses	16,409	15,170
Noninterest income	4,850	4,381
Noninterest expenses	15,930	15,819

Income before income taxes	5,329	3,732
Income tax expense	1,205	732

Net income	$4,124	$3,000

Financial Condition:
Total assets	$536,748	$571,142
Investment securities available for sale	159,640	162,165
Loans, net of unearned income	300,130	302,523
Allowance for loan losses	(4,549)	(4,542)
Total deposits	494,870	519,694
Subordinated notes	9,818	9,794
Total stockholders’ equity	29,083	39,333

	December 31,
	2022	2021
Performance Ratios:
Return on average assets	0.75%	0.56%
Return on average equity	13.29%	7.73%
Net interest margin	3.20%	3.05%
Efficiency ratio	75.54%	80.02%
Dividend payout ratio	15.21%	19.41%
Average equity to average assets	5.66%	7.19%
Net loans to deposits at period end	60.57%	58.25%
Asset Quality:
Allowance for loan losses to total loans	1.52%	1.50%
Non-accrual loans to total loans, gross	1.77%	1.86%
Nonperforming assets to total loans and other real estate owned	1.77%	1.86%
Allowance for loan losses to non-performing loans	85.45%	80.70%
Net loan losses (recoveries) to average loans	0.00%	-0.01%
Per Share Data:
Earnings per share, basic	4.60	3.35
Earnings per share, diluted	4.60	3.35
Cash dividends paid	0.70	0.65
Book value per common share	32.43	43.88
Weighted average shares outstanding, basic	896,991	896,260
Weighted average shares outstanding, diluted	896,991	896,260
Regulatory Capital Ratios:
Tier 1 capital to adjusted average assets (Leverage ratio)	9.09%	8.09%
Common equity Tier 1 capital to risk-weighted assets	13.39%	12.88%
Tier 1 capital to risk-weighted assets	13.39%	12.88%
Total capital to risk-weighted assets	14.63%	14.13%

Selected Historical Financial Data of Elberton

The following table sets forth certain of Elberton’s financial data as of the end of and for the years ended December 31, 2022 and 2021. The historical financial information as of the end of and for the years ended December 31, 2022 and 2021 is derived from Elberton’s audited financial statements, which are included in this offering circular. The selected historical financial data below is only a summary and should be read in conjunction with Elberton’s financial statements.

	December 31,
	2022	2021
	(Amounts in thousands)
Results of Operations:
Interest income	$935	$956
Interest expense	142	174

Net interest income	793	782
Provision for loan losses	—	—

Net interest income after provision for loan losses	793	782
Noninterest income	1	2
Noninterest expenses	900	929

Income before income taxes	(106)	(145)
Income tax expense	—	—

Net income	$(106)	$(145)

Financial Condition:
Total assets	$27,884	$28,325
Investment securities available for sale	2,239	2,733
Loans, net of unearned income	23,287	22,495
Allowance for loan losses	(41)	(41)
Total deposits	20,601	21,308
Total capital	4,762	4,983

	December 31,
	2022	2021
Performance Ratios:
Return on average assets	(0.40%)	(0.51%)
Return on average equity	(2.23%)	(2.80%)
Net interest margin	3.02%	3.02%
Efficiency ratio	113.60%	118.44%
Net loans to deposits at period end	113.04%	105.57%
Average interest-earning assets of average interest-bearing	120.94%	111.31%
Asset Quality:
Allowance for loan losses to total loans	0.17%	0.18%
Non-accrual loans to total loans, gross	0.77%	2.17%
Nonperforming assets to total loans and other real estate owned	0.77%	2.17%
Allowance for loan losses to non-performing loans	22.91%	8.34%
Net loan losses (recoveries) to average loans	0.00%	0.00%
Regulatory Capital Ratios:
Tier 1 capital to adjusted average assets (Leverage ratio)	18.02%	17.58%
Common equity Tier 1 capital to risk-weighted assets (1)	N/A	N/A
Tier 1 capital to risk-weighted assets (1)	N/A	N/A
Total capital to risk-weighted assets (1)	N/A	N/A

(1)

Elberton elected to use the community bank leverage ratio (CBLR) for December 31, 2022 and 2021. Therefore, they were not required to calculate tier 2 capital nor make any deductions that would have been taken from tier 2 capital for December 31, 2022 and 2021.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Oconee and Elberton, as an acquisition by the Bank using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Elberton will be recorded by Oconee at their respective fair values as of the date the Merger Conversion is completed. In addition, the unaudited pro forma condensed combined financial information includes the effect of Oconee’s sale of 129,623 shares of stock. Certain reclassifications have been made to the historical financial statements of Elberton to conform to the presentation in Oconee’s financial statements.

The unaudited pro forma condensed combined balance sheet gives effect to the Merger Conversion and sale of Oconee Common Stock as if the transaction had occurred on December 31, 2022. The unaudited pro forma condensed combined income statements for the year ended December 31, 2021 give effect to the Merger Conversion and to the sale of Oconee Common Stock as if the transaction had occurred on January 1, 2021.

A final determination of the fair values of Elberton’s assets and liabilities, which cannot be made prior to the completion of the Merger Conversion, will be based on the actual net tangible and intangible assets of Elberton that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amounts preliminarily allocated to a bargain purchase or goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented herein and could result in a material change in amortization of acquired intangible assets.

The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised and may not agree to actual amounts recorded by Oconee upon consummation of the Merger Conversion. This financial information does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the Merger Conversion had been consummated on the date or at the beginning of the period indicated or which may be attained in the future.

The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of Oconee and its subsidiaries, which are included in this offering circular, and the historical consolidated financial statements and related notes thereto of Elberton, which are also included in this offering circular.

Oconee Financial Corporation and Elberton Federal

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of December 31, 2022

(Dollars in thousands)

			Merger	Pro Forma
	Oconee Financial	Elberton Federal	Pro Forma	for Stock	Pro Forma
	(As Reported)	(As Reported)	Adjustments	Offering	Combined
Assets
Cash and cash equivalents	$51,430	$1,727	$(600)	$3,750	$56,307
Investment securities available for sale	159,640	2,239	(500)	—	161,379
Restricted stock, at cost	285	121	—	—	406
Loans held for sale	140	—	—	—	140
Loans, net of unearned income	300,131	23,287	(41)	—	323,377
Allowance for loan losses	(4,549)	(41)	41	—	(4,549)

Loans, net	295,582	23,246	—	—	318,828
Premises and equipment, net	8,001	215	—	—	8,216
Core deposit intangible	—	—	234	—	234
Goodwill	—	—	—	—	—
Accrued interest receivable and other assets	21,670	336	—	—	22,006

Total Assets	$536,748	$27,884	$(866)	$3,750	$567,516

Liabilities and Stockholder’s Equity
Liabilities:
Deposits:
Demand	$120,057	$—	$—	$—	$120,057
Interest-bearing demand	248,623	10,523	—	—	259,146
Savings	83,798	1,426	—	—	85,224
Time	42,392	8,652	—	—	51,044

Total deposits	494,870	20,601	—	—	515,471
Accrued interest payable and other liabilities	2,977	21	—	—	2,998
Other borrowed funds	—	2,500	—	—	2,500
Subordinated notes, net of issuance costs	9,818	—	(500)	—	9,318

Total liabilities	507,665	23,122	(500)	—	530,287
Stockholder’s equity:
Contributed Capital	5,928	—	—	3,750	9,678
Retained earnings	36,765	4,824	(366)	—	41,223
Accumulated other comprehensive income	(13,610)	(62)	—	—	(13,672)

	29,083	4,762	(366)	3,750	37,229
Total liabilities and stockholders’ equity	$536,748	$27,884	$(866)	$3,750	$567,516

Oconee Financial Corporation and Elberton Federal

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income

For the Year Ended December 31, 2022

(Dollars in thousands)

			Merger	Pro Forma
	Oconee Financial	Elberton Federal	Pro Forma	for Stock	Pro Forma
	(As Reported)	(As Reported)	Adjustments	Offering	Combined
Interest income:
Interest and fees on loans	$13,860	$828	$14	$—	$14,702
Interest and dividends on securities	3,249	95	—	—	3,344
Other interest income	743	12	—	—	755

Total interest income	17,852	935	14	—	18,801

Interest expense:
Interest on deposits	783	116	—	—	899
Other interest expense	660	26	—	—	686

Total interest expense	1,443	142	—	—	1,585

Net interest income	16,409	793	14	—	17,216
Provision for loan losses	—	—	—	—	—

Net interest income after provision for loan losses	16,409	793	14	—	17,216

Other income:
Service charges	646	—	—	—	646
Net gain on sale of securities	1	—	—	—	1
Mortgage origination income	1,018	—	—	—	1,018
Gain on sale of loans	1,074	—	—	—	1,074
Miscellaneous	2,111	1	—	—	2,112

Total other income	4,850	1	—	—	4,851

Other expenses:
Salaries and employee benefits	9,496	428	—	—	9,924
Occupancy	1,181	93	—	—	1,274
Other operating	5,253	379	23	—	5,655

Total other expenses	15,930	900	23	—	16,853

Income before income tax	5,329	(106)	(9)	—	5,214
Income tax	1,205	—	—	—	1,205

Net income	$4,124	$(106)	$(9)	$—	$4,009

Net income per share	$4.60	N/A			$3.91

Oconee Financial Corporation and Elberton Federal

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income

For the Year Ended December 31, 2021

(Dollars in thousands)

			Merger	Pro Forma
	Oconee Financial	Elberton Federal	Pro Forma	for Stock	Pro Forma
	(As Reported)	(As Reported)	Adjustments	Offering	Combined
Interest income:
Interest and fees on loans	$15,262	$846	$14	$—	$16,122
Interest and dividends on securities	1,908	102	—	—	2,010
Other interest income	102	8	—	—	110

Total interest income	17,272	956	14	—	18,242

Interest expense:
Interest on deposits	1,001	121	—	—	1,122
Other interest expense	645	53	—	—	698

Total interest expense	1,646	174	—	—	1,820

Net interest income	15,626	782	14	—	16,422
Provision for loan losses	456	—	—	—	456

Net interest income after provision for loan losses	15,170	782	14	—	15,966

Other income:
Service charges	459	—	—	—	459
Net gain on sale of securities	172	—	—	—	172
Mortgage origination income	2,068	—	—	—	2,068
Gain on sale of loans	179	—	—	—	179
Miscellaneous	1,503	2	—	—	1,505

Total other income	4,381	2	—	—	4,383

Other expenses:
Salaries and employee benefits	9,300	396	—	—	9,696
Occupancy	1,425	89	—	—	1,514
Other operating	5,094	444	1,125	—	6,663

Total other expenses	15,819	929	1,125	—	17,873

Income before income tax	3,732	(145)	(1,111)	—	2,476
Income tax	732	—	(233)	—	499

Net income	$3,000	$(145)	$(878)	$—	$1,977

Net income per share	$3.35	N/A			$1.93

Note A – Basis of Presentation

On December 15, 2022, Oconee entered into the Merger Agreement with Elberton. The Merger Agreement provides that Elberton will convert from mutual form to a federal stock savings association and simultaneously merge with and into the Bank, with the Bank as the surviving institution. The separate corporate existence of Elberton will terminate upon consummation of the Merger Conversion, and the Bank will assume and succeed to all of the rights, obligations, duties, and liabilities of Elberton. Oconee will acquire all 1,000 shares of Elberton common stock at a par value of $1.00 per share, to be authorized and issued by Elberton in its stock form as part of the Merger Conversion, in exchange for $1.00 in cash, without interest, for each share, or $1,000 total.

The unaudited pro forma condensed combined financial information of Oconee’s financial condition and results of operations, including per share data, are presented after giving effect to the Merger Conversion and Offering. The pro forma financial information assumes that the Merger Conversion was consummated on January 1, 2021 for purposes of the unaudited pro forma condensed combined statements of income and on December 31, 2022 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the Merger Conversion, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented.

The Merger Conversion will be accounted for under the acquisition method of accounting in accordance with FASB ASC topic 805, “Business Combinations,” whereby the acquired assets and liabilities were recorded by the Bank at their estimated fair values as of their acquisition date. In addition, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill. However, because the pro forma goodwill is negative, this transaction is considered a bargain purchase.

The pro forma financial information includes estimated adjustments to record the assets and liabilities of Elberton at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the Merger Conversion is completed and after completion of a final analysis to determine the fair values of Elberton’s tangible, and identifiable intangible, assets and liabilities as of the effective date of the Merger Conversion.

Note B – Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates, and assumptions. Subsequent to the completion of the Merger Conversion, Oconee will engage an independent third-party valuation firm to determine the fair value of the assets acquired and liabilities assumed which could significantly change the amount of the estimated fair values used in pro forma financial information presented.

•

A fair value adjustment was recorded to Elberton’s outstanding loan portfolio. This fair value adjustment consists of an adjustment for credit deterioration of the acquired portfolio in the amount of $41,000 which represented a mark of 0.18% on Elberton’s outstanding loan portfolio. To determine the adjustment related to credit deterioration, Oconee estimated the credit deterioration based upon the amount of Elberton’s recorded allowance for loan loss.

•

Elimination of Elberton’s allowance for loan losses. Purchased loans acquired in a business combination are recorded at fair value and the recorded allowance of the acquired company is not carried over.

•	Assumes no fair value adjustments of acquired fixed assets as of acquisition date.

•

Oconee’s estimate of the fair value of the core deposit intangible asset. This will be amortized over ten years using the straight-line method. This estimate represents a 2% premium on Elberton’s core deposits based on current market data for similar transactions.

•	Assumes no fair value adjustment on deposits and on other borrowed funds as of acquisition date.

•	Represents the net premium amortization on acquired loans assuming the Merger Conversion closed on January 1, 2022 (see Note D). Premium will be amortized over 3 years using the straight-line method.

•	Represents amortization of core deposit premium assuming the Merger Conversion closed on January 1, 2022 (see Note E). Premium will be amortized over ten years using the straight-line method.

•	Represents one-time estimated transaction related costs of $1.1 million.

•	Weighted average basic and diluted shares outstanding were adjusted to effect the transaction.

Note C – Pro Forma Allocation of Purchase Price

The following table shows the pro forma allocation of the consideration paid for the conversion of Elberton’s equity to the acquired identifiable assets and liabilities assumed and the pro forma goodwill generated from the transaction (unaudited, dollars in thousands):

Purchase Price:
Fair value of consideration from conversion	$1,151

Total pro forma purchase price	$1,151
Fair value of assets acquired:
Cash and cash equivalents	1,727
Securities available for sale	2,239
Restricted stock, at cost	121
Loans, net	23,246
Premises and equipment, net	215
Core deposit intangible	234
Other assets	336

Total assets	28,118
Fair value of liabilities assumed:
Deposits	20,601
Other borrowed funds	2,500
Other liabilities	21

Total liabilities	23,122
Net assets acquired	$4,996

Preliminary pro forma goodwill (Bargain Purchase Gain)	$(3,845)

The pro forma purchase price was determined using the assumed discount from the average market price of the Oconee Common Stock plus an estimated $600,000 in expenses relating to this Offering. Due to the pro forma goodwill being negative, this transaction is considered a bargain purchase. Oconee plans to record the bargain purchase as a gain in the noninterest income section of the Company’s Consolidated Statements of Income when the acquisition occurs.

Note D – Estimated Amortization/Accretion of Acquisition Accounting Adjustments

The following table sets forth an estimate of the expected effects of the estimated aggregate acquisition accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of Oconee after the Merger Conversion (unaudited, dollars in thousands):

	For the Years Ended December 31,
	2022	2023	2024	2025	2026	Thereafter	Total
Loans	$14	$14	$13	$—	$—	$—	$41
Core Deposit Intangible	(23)	(23)	(23)	(23)	(23)	(119)	(234)

The actual effect of purchase accounting adjustments on the future pre-tax income of Oconee Financial will differ from these estimates based on the closing date estimates of fair values and the use of different amortization methods than assumed above.

Note E – Estimated Cost Savings

Estimated cost savings, expected to approximate 14% of Elberton’s annualized pre-tax non-interest expenses, are excluded from the pro forma analysis. Cost savings are estimated to be realized at 100% beginning in 2022.

Comparative Historical and Pro Forma Unaudited Share Data

Summarized below is historical unaudited per share information for Oconee and Elberton and additional information as if the companies had been combined for the period shown, which is referred to as “pro forma” information.

It is expected that both Oconee and Elberton will incur merger and integration charges as a result of the Merger Conversion. Also anticipated is that the Merger Conversion will provide the combined company with financial benefits that may include reduced operating expenses. The information set forth below, which is helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of these anticipated financial expenses and does not reflect all of these anticipated financial benefits or consider any potential impacts of current market conditions or the Merger Conversion on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during the period presented.

In addition, the information set forth below has been prepared based on preliminary estimates of merger consideration and fair values attributable to the Merger Conversion; the actual amounts recorded for the Merger Conversion may differ from the information presented. The estimation and allocations of merger consideration are subject to change pending further review of the fair value of the assets acquired and liabilities assumed and actual transaction costs. A final determination of fair value will be based on the actual net tangible and intangible assets and liabilities of Elberton that will exist on the date of completion of the Merger Conversion.

The information in the following table is based on, and should be read together with, the historical financial information and the notes thereto for Oconee and Elberton incorporated by reference into, or contained in, this offering circular.

	Historical		Pro Forma
	Oconee	Elberton	Combined
Basic Earnings Per Common Share
For the year ended December 31, 2021	$3.35	N/A	$1.93
For the year ended December 31, 2022	$4.60	N/A	$3.91
Diluted Earnings Per Common Share
For the year ended December 31, 2021	$3.35	N/A	$1.93
For the year ended December 31, 2022	$4.60	N/A	$3.91
Cash Dividends Per Common Share
For the year ended December 31, 2021	$0.65	N/A	$0.57
For the year ended December 31, 2022	$0.70	N/A	$0.62
Book Value Per Common Share
For the year ended December 31, 2021	$43.88	N/A	$46.01
For the year ended December 31, 2022	$32.43	N/A	$36.27

RISK FACTORS

In addition to general investment risks and the other information contained in this offering circular, you should carefully consider the following risk factors in deciding whether to participate in our offering. The risk factors described below are not inclusive of all risk factors but highlight those that Oconee believes are significant. You should also consider the other information in this offering circular.

Risks Related to the Offering

Because the trading market for Oconee stock is not active, you may not be able to sell your shares at the times and in the amounts you want. Shares of our common stock are not listed on any exchange or quoted by the Nasdaq® Stock Market, although they are quoted on the OTCQX under the ticker symbol “OSBK.” The OTCQX is an electronic, screen-based market maintained and operated by the OTC Markets Group, which imposes considerably less stringent listing standards than the Nasdaq. The volume of trading in our common stock is limited and does not constitute an active trading market, and it is not anticipated that a more active trading market will develop as a result of this stock offering. Oconee does not expect to qualify for or seek a listing on any securities exchange in the foreseeable future. Thus, there can be no assurance that you will be able to sell your shares of our common stock at any time in the future or at all, or that an active trading market will develop in the foreseeable future, if ever. See “MARKET FOR COMMON STOCK AND DIVIDENDS.”

The price of our common stock may fluctuate significantly, and this may make it difficult for you to sell shares of common stock at times or at prices you find attractive. The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock.

Among the factors that could affect our stock price in the future are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by shareholders;

•	fluctuations in the stock price, trading volumes, and operating results of our competitors;

•	general market conditions and, in particular, market conditions for the financial services industry;

•	proposed or adopted regulatory changes or developments;

•	regulatory action against us;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us; and

•	domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility over the past several years. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock also depends on many other factors which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified elsewhere in this offering circular. The capital and credit markets have been experiencing volatility and disruption for several years, at times reaching unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength.

There is limited public information concerning Oconee and its business, operations and financial condition. There is limited publicly available information about Oconee. Our common stock is not registered, and Oconee does not file reports with the U.S. Securities and Exchange Commission under the Exchange Act. Oconee provides investors with periodic financial and other information, but does not make periodic disclosures of the type that would be available if it were subject to the reporting requirements of the Exchange Act.

The offering may not be fully subscribed. The subscription offering is only being made to qualifying Elberton members, and the community offering is being made to residents of Elberton and Elbert County, our existing shareholders and to the general public. However, there can be no assurance that all or any portion of the shares offered will be sold. To the extent that less than all of the shares offered are sold, we will have fewer funds for the uses described in “USE OF PROCEEDS.”

We may pursue additional capital in the future, which may not be available on acceptable terms or at all, could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock. In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at relatively attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at the time, which are outside of our control, and our financial performance. We cannot provide any assurance that such capital will be available to us on acceptable terms or at all. Any such capital raising alternatives could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock and our performance measures such as earnings per share.

Your investment may be diluted because of the ability of management to offer stock to others. Although the shares of our common stock have preemptive rights, you may not be entitled to buy additional shares if shares are offered to others in the future under certain circumstances. We are authorized to issue 1,500,000 shares of common stock, and as of December 31, 2022 we had 896,824 shares of our common stock outstanding. Under certain circumstances, we may offer additional shares of stock for fair value to others in the future without you having the right to purchase additional shares. Any such issuances of common stock would dilute our shareholders’ ownership interests and may dilute the per share book value of our common stock.

Risks Related to Oconee and the Banking Business

We have paid annual dividends in the past but may not be able to pay dividends in the future. Oconee currently pays a dividend on its common stock on an annual basis, and we anticipate declaring and paying an annual dividend following the completion of the Merger Conversion. While Oconee currently has no intention to change its dividend strategy, we will continue to evaluate that decision on an annual basis. In 2023, 2022, and 2021, Oconee declared annual dividends of $0.85, $0.70, and $0.65 per share, respectively. The final determination of the timing, amount and payment of dividends on Oconee common stock will be at the discretion of our Board of Directors and will depend upon the earnings of Oconee and our subsidiary, the Bank, the financial condition of Oconee, and other factors, including general economic conditions and applicable governmental regulations and policies. Information concerning our dividend policy and historical dividend practices is set forth below under “MARKET FOR COMMON STOCK AND DIVIDENDS.”

We rely heavily on the payment of dividends from our subsidiary, the Bank, which may be restricted by applicable laws and regulations. Other than $2.5 million in cash available at the holding company level at December 31, 2022, our ability to meet debt service requirements and to pay dividends depends on the ability of the Bank to pay dividends to us, as we have no other source of significant income. The Bank is subject to regulations limiting the amount of dividends it may pay. For example, the payment of dividends by the Bank is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the FDIC. If (i) any capital ratio requirements are increased; (ii) the total risk-weighted assets of the Bank increase significantly; and/or (iii) the Bank’s income declines significantly, the Bank’s Board of Directors may decide or be required to retain a greater portion of the Bank’s earnings to achieve and maintain the required capital or asset ratios. This would reduce the amount of funds available for the payment of dividends by the Bank to us. Further, the FDIC could prohibit the Bank from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices. The Bank’s ability to pay dividends to us is also limited by Georgia state law.

Because we have discretion in the use of the proceeds, we may not apply these funds effectively which could have an adverse effect on our business. We cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from the offering, and you may not agree with the manner in which our Board of Directors chooses to allocate and spend the proceeds. Our Board of Directors will have broad discretion in the application of the net proceeds. Our Board of Directors currently intends to use the net proceeds as described in “USE OF PROCEEDS.” The failure by our Board of Directors to apply these funds effectively could have an adverse effect on our financial position, liquidity and results of operations by reducing or eliminating our net income from operations.

The holders of our debentures have rights that are senior to those of our shareholders. In 2020 we issued $10 million in fixed-to-floating rate subordinated notes due August 7, 2030 to institutional accredited investors. These debt securities are senior to the shares of our common stock. As a result, we must make interest payments on the debentures before any dividends can be paid on our common stock, and in the event of our bankruptcy, dissolution or liquidation, the holders of the debt securities must be paid in full before any distributions may be made to the holders of our common stock. In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our common stock. In the event that the Bank is unable to pay dividends to us, then we may be unable to pay the amounts due to the holders of the junior subordinated debt securities and, thus, we would be unable to declare and pay any dividends on our common stock.

Our directors and executive officers control a large amount of our stock, and your interests may not always be the same as those of the board and management. As of the date of this offering circular, our directors and executive officers together with their affiliates beneficially owned approximately 33% of Oconee’s outstanding voting stock. As a result, if all of these shareholders were to take a common position, they might be able to affect the election of directors as well as the outcome of corporate actions requiring shareholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control of our company. In some situations, the interests of our directors and executive officers may be different from the shareholders. However, our directors and executive officers have a fiduciary duty to act in the best interest of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

Our business has been and may in the future be adversely affected by volatile conditions in the financial markets and unfavorable economic conditions generally. National and global economies are constantly in flux, as evidenced by recent market volatility resulting from, among other things, the COVID-19 pandemic, Russia’s military action in Ukraine, a new presidential administration and new economic policies associated therewith and the ever-changing landscape of the energy industry. Future economic conditions cannot be predicted, and any renewed deterioration in the economies of the nation as a whole or in our markets could have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could cause the market price of our stock to decline.

If the economy goes into recession or weakens considerably, the ensuing economic weakness could have one or more of the following undesirable effects on our business:

•	a lack of demand for loans, or other products and services offered by us;

•	a decline in the value of our loans or other assets secured by real estate;

•	a decrease in deposit balances due to increased pressure on the liquidity of our customers;

•	an impairment of our investment securities; or

•

an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which in turn could result in a higher level of nonperforming assets, net charge-offs and provision for credit losses.

Inflation could adversely affect our business and our customers. Inflation is the decrease in the purchasing power of money, reflected in a general increase in prices. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the purchasing power of money. Recently, inflation has risen sharply and the Federal Reserve Board has raised, and will likely continue to raise, certain benchmark interest rates in an effort to combat inflation. As inflation increases, the value of our investment securities, particularly those with longer maturities, would decrease; however, this effect can be less pronounced for floating rate instruments. In addition, inflation increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

Concentrations of real estate and real estate secured loans could subject us to increased risks in the event of a prolonged real estate recession, pandemic or natural disaster. At December 31, 2022, approximately $270.6 million or 90.2% of our loan portfolio consisted of loans secured by real property, including approximately $217.6 million in loans secured by commercial real estate, $51.3 million in loans secured by single family residences and $1.7 million in loans secured by construction real estate. Real estate lending presents additional credit related risks, including a borrower’s inability to pay and deterioration in the value of real estate held as collateral. Recent market trends demonstrate that the real estate markets can be extremely volatile and unpredictable. At December 31, 2022, nonperforming loans were approximately $5.3 million and 98.6% of these loans were secured by real property. The Bank had no OREO at December 31, 2022.

Our concentration of commercial real estate loans exposes us to increased lending risks. Commercial real estate loans, totaling approximately $217.6 million or 72.5% of our total loan portfolio as of December 31, 2022, expose us to a greater risk of loss than residential real estate and consumer loans, which are a smaller percentage of our total loan portfolio. Commercial real estate loans, typically involve larger loan balances to a borrower or group of related borrowers compared to residential loans, and an adverse development with respect to a larger commercial loan relationship would expose us to greater risk of loss than an adverse development with respect to a smaller residential mortgage loan.

Repayment of our commercial loans is often dependent on the cash flows of the borrowers, which may be unpredictable, and the collateral securing these loans may fluctuate in value. At December 31, 2022, we had $28.1 million or 9.4% of total loans in commercial loans. Commercial lending involves risks that are different from those associated with real estate lending. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of a borrower default. Our commercial loans are primarily made based on the cash flows of the borrowers and secondarily on any underlying collateral provided by the borrowers. A borrower’s cash flow may be unpredictable, and collateral securing those loans may fluctuate in value. Although commercial loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things.

We may experience loan losses in excess of our allowance for credit losses. We endeavor to limit the risk that borrowers might fail to repay; nevertheless, losses can and do occur. We create an allowance for credit losses in our accounting records, based on estimates of the following:

•	historical experience with our loans;

•	evaluation of economic conditions;

•	regular reviews of the quality mix and size of the overall loan portfolio;

•	a detailed cash flow analysis for nonperforming loans;

•	regular reviews of delinquencies; and

•	the quality of the collateral underlying our loans.

We maintain our allowance for credit losses at a level that we believe is adequate to absorb specifically identified probable losses as well as any other losses inherent in our loan portfolio at any given date. While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans in the portfolio that could result in losses, but that have not been identified as nonperforming or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that have been identified. Changes in economic, operating and other conditions, including changes in interest rates, deteriorating values in underlying collateral (most of which consists of real estate), and the financial condition of borrowers, which are beyond our control, may cause our estimate of probable losses or actual loan losses to exceed our current allowance. In addition, the FDIC and the GDBF, as part of their supervisory functions, periodically review our allowance for credit losses. Based upon periodic reviews by the FDIC or the GDBF, management may determine that an increase or decrease in our provision for loan losses or the recognition of further losses is necessary. Any increase in the allowance could reduce our earnings.

Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral. In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and an error in fact or judgment could adversely affect the reliability of an appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors, the value of collateral backing a loan may be less than supposed, and if a default occurs, we may not recover the outstanding balance of the loan.

We are exposed to risk of environmental liabilities with respect to properties to which we obtain title. Approximately $270.6 million or 90.2% of our loan portfolio as of December 31, 2022 was secured by real estate. In the normal course of business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business and prospects.

Adverse changes in the economic conditions of the markets where Oconee will operate could have a negative effect on the business. Oconee’s success will depend significantly on growth, or lack thereof, in population, income levels, job creation, deposits and housing starts in the geographic markets in which it will operate. Specifically, the local economic conditions in these areas will have a significant impact on Oconee’s commercial and real estate loans, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. Adverse changes in the economic conditions in Oconee’s primary markets could negatively affect its financial condition, results of operations and profitability.

Our expenses could increase as a result of increases in FDIC insurance premiums or other regulatory assessments. The FDIC charges insured financial institutions a premium to maintain the DIF at a certain level. In the event that deteriorating economic conditions increase bank failures, the FDIC ensures payments of deposits up to insured limits from the DIF. Although the Bank’s FDIC insurance assessments have not increased recently, there can be no assurance that the FDIC will not increase assessment rates in the future or that the Bank will not be subject to higher assessment rates as a result of a change in its risk category, either of which could have an adverse effect on the Bank’s earnings.

Our business has been, and may continue to be, affected by a significant concentration of deposits with two customers. As of December 31, 2022, the Bank had a concentration of deposits with two municipal customers of $54.4 million.

We may not be able to continue to attract and retain banking customers at current levels, and our efforts to compete may reduce our profitability. Competition in the banking industry in the markets we serve may limit our ability to continue to attract and retain banking customers. The banking business in our current and intended future market areas is highly competitive with respect to virtually all products and services. In Georgia generally, and in our service areas specifically, branches of major banks dominate the commercial banking industry. Such banks have substantially greater lending limits than we have, offer certain services we cannot offer directly, and often operate with “economies of scale” that result in lower operating costs than ours on a per loan or per asset basis. We also compete with numerous financial and quasi-financial institutions for deposits and loans, including providers of financial services over the Internet. New technology and other changes are allowing parties to effectuate financial transactions that previously required the involvement of banks. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Furthermore, customers have become more concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income. Ultimately, competition can and does increase our cost of funds, reduce loan yields and drive down our net interest margin, thereby reducing profitability. It can also make it more difficult for us to continue to increase the size of our loan portfolio and deposit base, and could cause us to rely more heavily on wholesale borrowings which are generally more expensive than retail deposits.

New or acquired banking offices may not be profitable. Oconee may seek to identify additional locations for new banking offices. The costs to start up new banking offices or to acquire existing branches and the additional costs to operate these facilities may increase Oconee’s non-interest expense and decrease its earnings in the short term. It may be difficult to adequately and profitably manage Oconee’s growth through the establishment of additional banking offices and Oconee can provide no assurance that any such banking offices will successfully attract enough deposits to offset the expenses of their operation. In addition, any new or acquired banking offices will be subject to regulatory approval, and there can be no assurance that Oconee will succeed in securing such approval.

Negative public opinion surrounding Oconee and the banking industry generally could damage Oconee’s reputation and adversely impact its earnings. Reputation risk, or the risk to Oconee’s business, earnings and capital from negative public opinion surrounding Oconee and the financial institutions industry generally, is inherent in the banking business. Negative public opinion can result from actual or alleged conduct in any number of activities, including lending practices, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Oconee’s ability to keep and attract customers and employees and can expose Oconee to litigation and regulatory action.

If we are not able to successfully keep pace with technological changes affecting the industry, our business could be hurt. The financial services industry is constantly undergoing technological change with the frequent introduction of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better service clients and reduce costs. Our future success depends, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands, as well as create additional efficiencies within our operations. Some of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients. Failure to successfully keep pace with technological change in the financial services industry could have a material adverse impact on our business and, in turn, on our financial condition and results of operations.

Our operations could be adversely impacted if our third-party service providers experience difficulty. We depend on a number of relationships with third-party service providers, including core systems processing and web hosting. These providers are well established vendors that provide these services to a significant number of financial institutions. If these third-party service providers experience difficulty or terminate their services, and we are unable to replace them with other providers, our operations could be interrupted which would adversely impact our business.

Unauthorized disclosure of sensitive or confidential customer information, whether through a cyber-attack, other breach of our computer systems or any other means, could severely harm our business. In the normal course of business we collect, process and retain sensitive and confidential customer information. Despite the security measures we have in place, our facilities and systems may be vulnerable to cyber-attacks, security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events.

In recent periods there has been a rise in fraudulent electronic activity, security breaches, and cyber-attacks within the financial services industry, especially in the banking sector. Some financial institutions have reported breaches of their websites and systems which have involved sophisticated and targeted attacks intended to misappropriate sensitive or confidential information, destroy or corrupt data, disable or degrade service, disrupt operations or sabotage systems. These breaches can remain undetected for an extended period of time. Furthermore, our customers and employees have been, and will continue to be, targeted by parties using fraudulent e-mails and other communications that may appear to be legitimate messages sent by the Bank, in attempts to misappropriate passwords, card numbers, bank account information or other personal information or to introduce viruses or malware to personal computers. Information security risks for financial institutions have increased in part because of new technologies, mobile services and other Internet or web-based products used to conduct financial and other business transactions, and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. The secure maintenance and transmission of confidential information, as well as the secure and reliable execution of transactions over our systems, are essential to protect us and our customers and to maintain our customers’ confidence. Despite our efforts to identify, contain and mitigate these threats through detection and response mechanisms, product improvement, the use of encryption and authentication technology, and customer and employee education, such attempted fraudulent activities directed against us, our customers, and third party service providers remain a serious issue. The pervasiveness of cyber security incidents in general and the risks of cyber-crime are complex and continue to evolve.

We also face risks related to cyber-attacks and other security breaches in connection with debit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on third party service providers to conduct certain other aspects of our business operations, and face similar risks relating to them. While we regularly conduct security assessments on these third parties, we cannot be sure that their information security protocols are sufficient to withstand a cyber-attack or security breach.

Any cyber-attack or other security breach involving the misappropriation or loss of Bank assets or those of its customers, or unauthorized disclosure of confidential customer information, could severely damage our reputation, erode confidence in the security of our systems, products and services, expose us to the risk of litigation and liability, disrupt our operations, and have a material adverse effect on our business.

If our information systems were to experience a system failure, our business and reputation could suffer. We rely heavily on communications and information systems to conduct our business. The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to minimize service disruptions by protecting our computer equipment, systems, and network infrastructure from physical damage due to fire, power loss, telecommunications failure or a similar catastrophic event. We have protective measures in place to prevent or limit the effect of the failure or interruption of our information systems, and will continue to upgrade our security technology and update procedures to help prevent such events. However, if such failures or interruptions were to occur, they could result in damage to our reputation, a loss of customers, increased regulatory scrutiny, or possible exposure to financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are subject to a variety of operational risks, including reputational risk, legal risk and compliance risk, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations. We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

If personal, non-public, confidential or proprietary information of customers in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could occur, for example, if information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or where such information is intercepted or otherwise inappropriately taken by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions may further increase the risk that technical flaws or employee tampering or manipulation of those systems could result in losses that are difficult to detect. We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that we (or our vendors’) business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in a diminished ability to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition and results of operations, perhaps materially.

Previously enacted and potential future financial regulatory reforms could have a significant impact on our business, financial condition and results of operations. Dodd-Frank, which was enacted in 2010, had a broad impact on the financial services industry, including significant regulatory and compliance changes, and similar sweeping changes are possible in the coming years. Given the uncertainty associated with the manner in which any regulatory changes will be implemented, the extent to which such changes could impact our operations is unclear. These changes may impact the profitability of business activities, require changes to certain business practices, impose more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. In particular, the potential impact of regulatory changes on our operations and activities, both currently and prospectively, include, among others:

•	an increase in our cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

•	the limitation of our ability to expand consumer product and service offerings due to more stringent consumer protection laws and regulations;

•	a material negative impact on our cost of funds in a rising interest rate environment, since financial institutions can now pay interest on business checking accounts;

•	a potential reduction in fee income, due to limits on interchange fees applicable to larger institutions which could ultimately lead to a competitive-driven reduction in the fees we receive; and

•	a potential increase in competition due to our lack of ability to compete with nonbank financial service companies that are not subject to the same regulatory regimes as us.

Further, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements, which could negatively impact results of operations and financial condition. We cannot predict whether there will be additional laws or reforms that would affect the U.S. financial system or financial institutions, when such changes may be adopted, how such changes may be interpreted and enforced or how such changes may affect us. However, the costs of complying with any additional laws or regulations could have a material adverse effect on our financial condition and results of operations.

Reductions in service charge income or failure to comply with payment network rules could negatively impact our earnings. We derive significant revenue from service charges on deposit accounts, the bulk of which comes from overdraft-related fees. We have seen a drop in our service charge income, which is primarily attributable to lower insufficient funds and overdraft fees due to a general decline in customer spending activity driven by the economic impact of COVID-19 and inflation. In addition, changes in banking regulations could have an adverse impact on our ability to derive income from service charges. Increased competition from other financial institutions or changes in consumer behavior could lead to declines in our deposit balances, which would result in a decline in service charge fees. Such a reduction could have a material impact on our earnings.

Reductions in interchange income could negatively impact our earnings. Interchange income is derived from fees paid by merchants to the interchange network in exchange for the use of the network’s infrastructure and payment facilitation. These fees are paid to card issuers to compensate them for the costs associated with issuance and operation. We earn interchange fees on card transactions from debit cards, including $985,000 during the year ended December 31, 2022. Merchants have attempted to negotiate lower interchange rates, and the Durbin Amendment to the Dodd-Frank Act limits the amount of interchange fees that may be charged for certain debit card transactions. Merchants may also continue to pursue alternative payment platforms, such as Apple Pay, to lower their processing costs. Any such new payment system may reduce our interchange income. Our failure to comply with the operating regulations set forth by payment card networks, which may change, could subject us to penalties, fees or the termination of our license to use the networks. Any of these scenarios could have a material impact on our business, financial condition and results of operations.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services. We believe that our continued growth and success depends in large part upon the skills of our management team and other key personnel. The competition for qualified personnel in the financial services industry is intense, and the loss of key personnel or an inability to continue to attract, retain or motivate key personnel could adversely affect our business. If we are not able to retain our existing key personnel or attract additional qualified personnel, our business operations would be hurt.

We may be adversely affected by the financial stability of other financial institutions. Our ability to engage in routine funding transactions could be adversely affected by the actions and liquidity of other financial institutions. Financial institutions are often interconnected as a result of trading, clearing, counterparty, or other business relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. Even if the transactions are collateralized, credit risk could exist if the collateral held by us cannot be liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could materially and adversely affect our business, financial condition or results of operations.

Changes in interest rates could adversely affect our profitability, business and prospects. Net interest income, and therefore earnings, can be adversely affected by differences or changes in the interest rates on, or the re-pricing frequency of, our financial instruments. In addition, fluctuations in interest rates can affect the demand of customers for products and services, and an increase in the general level of interest rates may adversely affect the ability of certain borrowers to make variable-rate loan payments. Accordingly, changes in market interest rates could have a material adverse effect on our asset quality, loan origination volume, financial condition, results of operations and cash flows. This interest rate risk can arise from the Federal Reserve Board monetary policies, as well as other economic, regulatory and competitive factors that are beyond our control, and thus, we may be unable to anticipate changes in market interest rates.

The value of the securities in our investment portfolio may be negatively affected by market disruptions, adverse credit events or fluctuations in interest rates, which could have a material adverse impact on regulatory capital levels. Our available-for-sale investment securities are reported at their estimated fair values, and fluctuations in fair values can result from changes in market interest rates, rating agency actions, issuer defaults, illiquid markets and limited investor demand, among other things. As long as the change in the fair value of a security is not considered to be “other than temporary,” we directly increase or decrease our shareholders’ equity by the amount of the change in fair value, net of the tax effect. A relatively large increase in market interest rates, in particular, could result in a material drop in fair values and, by extension, in our capital. Investment securities that have an amortized cost in excess of their current fair value at the end of a reporting period are also evaluated for other-than-temporary impairment. If such impairment is indicated, the difference between the amortized cost and the fair value of those securities will be recorded as a charge in our income statement, which could also have a material adverse effect on our results of operations and capital levels.

Non-compliance with USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions and curtail expansion opportunities. Financial institutions are required under the USA PATRIOT Act and the Bank Secrecy Act to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. Financial institutions are also obligated to file suspicious activity reports with the U.S. Treasury Department’s Office of Financial Crimes Enforcement Network if such activities are detected. These rules also require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure or the inability to comply with these and other regulations could result in fines or penalties, curtailment of expansion opportunities, intervention or sanctions by regulators and costly litigation or expensive additional controls and systems. During the last few years, several banking institutions have received large fines for non-compliance with these laws and regulations. Oconee cannot be assured that the policies it establishes to prevent violations of these laws and regulations will effectively protect it.

Risks Related to the Merger Conversion

The Merger Conversion may be more difficult, costly or time consuming than expected, and the anticipated benefits and cost savings of the Merger Conversion may not be realized. The Bank and Elberton have operated and, until the completion of their Merger Conversion (defined in the “TERMS OF THE OFFERING”), will continue to operate, independently. The success of the Merger Conversion, including anticipated benefits and cost savings, will depend, in part, on Oconee’s ability to successfully combine the businesses of the Bank and Elberton. It is possible that the integration process could result in the loss of key employees, the disruption of each organization’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined organization’s ability to maintain relationships with customers, depositors and employees or to achieve the anticipated benefits and cost savings of the Merger Conversion. The loss of key employees could adversely affect Oconee’s ability to successfully conduct its business in the markets in which the Bank and Elberton now operate, which could have an adverse effect on Oconee’s financial results and the value of our common stock. If Oconee experiences difficulties with the integration process, the anticipated benefits of the Merger Conversion may not be realized fully or at all or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause the Bank and/or Elberton to lose customers or cause customers to move their business to competing financial institutions. Integration efforts between the two organizations will also divert management attention and resources and may cost more than expected. These integration matters could have an adverse effect on each of the Bank and Elberton during this transition period and for an undetermined period after completion of the Merger Conversion on the combined organization. In addition, the actual cost savings of the Merger Conversion could be less than anticipated.

The value of the shares after the Merger Conversion may be affected by factors that are different from those affecting the shares of Oconee currently. Following the Merger Conversion, the value of our common stock will be driven by factors such as the results of operations and financial condition of the combined organization. These factors may differ from factors that drive the value of our common stock prior to the Merger Conversion.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined organization following the Merger Conversion. Before the Merger Conversion may be completed, approvals must be obtained from the OCC and the GDBF and a waiver of the requirement to submit a change in control application from the Federal Reserve. These regulators may impose conditions on the completion of the Merger Conversion or require changes to the terms of the Merger Conversion. Such conditions or changes could have the effect of delaying or preventing completion of the Merger Conversion or imposing additional costs on or limiting the revenues of the combined bank following the Merger Conversion, any of which might have an adverse effect on the combined bank following the Merger Conversion.

The Bank and Oconee will be subject to business uncertainties and contractual restrictions while the Merger Conversion is pending. Uncertainty about the effect of the Merger Conversion on employees and customers may have an adverse effect on Oconee. These uncertainties may impair the ability of the Bank and Elberton to attract, retain and motivate key personnel until the Merger Conversion is completed, and could cause customers and others that deal with either bank to seek to change existing business relationships. Retention of certain employees by both banks may be challenging while the Merger Conversion is pending, as certain employees may experience uncertainty about their future roles with the combined bank. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Bank or Elberton, the business to be conducted by the combined bank following the Merger Conversion could be harmed.

Dilution of Existing Oconee Shareholders

The Offering, if consummated, will result in dilution of the ownership interest of existing Oconee shareholders. While holders of shares of Oconee Common Stock are generally entitled to preemptive rights in the same class of shares in proportion to their holdings of shares of such class, they are not entitled to preemptive rights in connection with this Offering because these shares are issued pursuant to an acquisition of substantially all of the assets of Elberton. The table below sets forth pro forma information about the expected dilution of existing Oconee shareholders’ ownership interest in connection with the Offering:

Oconee Financial Corporation Acquisition of Elberton Federal Savings and Loan Association

Pro Forma Ownership Dilution Analysis

	Appraisal Valuation and Regulatory Range
	Minimum	Midpoint	Maximum
Current Oconee Common Shares Outstanding	896,497	896,497	896,497
Elberton Offering Amount ($)(1)	$3,187,500	$3,750,000	$4,312,500
30 Day Value of Oconee Stock	$34.04	$34.04	$34.04
Purchase Discount (2)	15.00%	15.00%	15.00%
Purchase Price/Share	$28.93	$28.93	$28.93
100% Participation by Elberton Members(3)
# of Oconee Shares Purchased by Elberton Members	110,180	129,623	149,066
Pro Forma Number of Oconee Shares Outstanding	1,006,677	1,026,120	1,045,563
Pro Forma Ownership Percentages
Original Oconee Shareholders	89.06%	87.37%	85.74%
New Shareholders from Elberton	10.94%	12.63%	14.26%
50% Participation by Elberton Members(4)
# of Oconee Shares Purchased by Elberton Members at $28.93/Share	55,090	64,812	74,533
# of Oconee Shares Purchased by Oconee Members at $28.93/Share	55,089	64,811	74,533
Pro Forma Number of Oconee Shares Outstanding	1,006,677	1,026,120	1,045,563
Pro Forma Ownership Percentages
Original Oconee Shareholders	94.53%	93.68%	92.87%
New Shareholders from Elberton	5.47%	6.32%	7.13%

(1)	Midpoint Value based on independent appraisal filed with the application.
(2)	Equal to the purchase price per share for all purchasers.
(3)	Assumes members of Elberton purchase 100% of the Oconee shares in the offering.
(4)	Assumes members of Elberton use 50% of the appraised value of Elberton (dollars) to purchase Oconee shares in the offering.

TERMS OF THE OFFERING

General

We are offering up to 149,066 shares of our common stock, par value $2.00 per share.

This Offering is being conducted in connection with our proposed acquisition of Elberton Federal Savings and Loan Association. Oconee, the Bank and Elberton have entered into an Amended and Restated Agreement and Plan of Merger Conversion dated as of December 15, 2022, and Elberton has adopted an Amended and Restated Plan of Merger Conversion dated as of June 1, 2021, each of which contemplate Elberton’s conversion from a Federal mutual savings and loan association to a Federal stock savings and loan association and merger with and into the Bank. The Merger Agreement and the Plan of Conversion are included as Exhibit 7.1 and Exhibit 7.2, respectively, to the Registration Statement, of which this Offering Circular is a part. For further information, please refer to the “Where You Can Find More Information” section of this Offering Circular on page 98. The Merger Agreement, the Plan of Conversion and applicable rules and regulations promulgated by the Office of the Comptroller of the Currency, Elberton’s primary Federal regulator, require us to conduct this offering in connection with the Merger Conversion and set forth certain required terms and conditions of this offering. The following discussion does not purport to be complete and is subject to and is qualified in its entirety by reference to all of the provisions of the Merger Agreement and the Plan of Conversion.

We are offering shares first in the Subscription Offering in the following order of preference: (1) to each person that held deposits of $50 or more in Elberton on March 31, 2020; (2) because the Eligibility Record Date is more than 15 months before the date of the latest amendment to the Application filed prior to OCC approval as described in the “Supplemental Eligibility Record Date” definition in 12 C.F.R. § 192.25, to each person, other than Elberton’s directors, officers and their Associates, that held deposits of $50 or more in Elberton on the last day of the calendar quarter preceding approval of the Plan of Conversion by the OCC; and (3) to any other person who is a member of Elberton as of the date fixed by the Elberton Board in accordance with Elberton’s Bylaws and OCC regulations for determining the members eligible to vote at the Elberton Special Meeting. The subscription rights of each Eligible Member are nontransferable.

Shares offered but not sold in the Subscription Offering are offered in the Community Offering in the following order of preference: (1) natural persons, including trusts of natural persons, residing in Elberton, Georgia or Elbert County, Georgia; (2) to shareholders of record of Oconee on the last day of the month immediately preceding the effectiveness of this offering circular; and (3) to the general public.

The Subscription Offering and the Community Offering shall commence concurrently with each other.

Appraised Value of Elberton; Total Dollar Amount of the Offering and Number of Shares Offered

The total dollar amount for which all shares will be sold in the Offering shall be no less than 15% below the midpoint of the Appraised Value of Elberton and no more than 15% above the midpoint of the Appraised Value of Elberton.

The total number of shares of Oconee Common Stock to be offered in the Subscription Offering will be within 15% below or above the number determined by dividing (i) the Appraised Value of Elberton as it will be updated by (ii) the Oconee Market Price. No fractional shares will be issued. The total number of shares of Oconee Common Stock available for purchase in the Community Offering will equal the number of shares not subscribed for in the Subscription Offering.

Under the Plan of Conversion, the number of shares of Oconee Common Stock that must be offered in connection with the Merger Conversion is based on the Appraised Value of Elberton. Pursuant to the regulatory conversion guidelines, the 15% valuation range indicates a minimum value of $3,187,500 and a maximum value of $4,312,500, with a midpoint of $3,750,000, for Elberton as of October 28, 2022. The estimated range of 110,180 to 149,066 shares being offered hereby has been determined by dividing the Appraised Value by the Oconee Market Price.

RP Financial’s appraisal was based in part upon Elberton’s financial condition and results of operations, the effect of the additional capital that it theoretically would have raised from the sale of common stock in a stand alone standard conversion offering, and an analysis of a peer group of 10 publicly traded financial institution holding companies that RP Financial considered comparable to Elberton.

Two measures that some investors use to analyze a stock investment are the ratio of the offering price to an issuer’s “book value” and “tangible book value” and the ratio of the offering price to an issuer’s earnings. Book value is the same as total equity and represents the difference between the issuer’s assets and liabilities. Tangible book value is equal to total equity minus intangible assets. Earnings are defined as net earnings after taxes. RP Financial considered the impact the completion of a standard mutual-to-stock conversion offering would have to Elberton’s book value, tangible book value and earnings.

The following table presents a summary of the pro forma pricing ratios for Elberton based on the financial impact of a stand-alone conversion and offering based on financial data as of and for the year ended September 30, 2022:

		Price-to-	Price-to-
	Price-to-Book	Tangible Book	Earnings
Elberton FS&LA (pro forma)	Value Ratio	Value Ratio	Multiple (1)
Minimum	46.30%	46.30%	NM
Midpoint	50.45%	50.45%	NM
Maximum	54.05%	54.05%	NM

(1)	Elberton’s pro forma price to earnings multiple would be “not meaningful” as the pro forma earnings would be negative.

A copy of RP Financial’s appraisal of Elberton which sets forth the methods and assumptions for the appraisal are included as Exhibit 99.1, to the Registration Statement, of which this Offering Circular is a part. For further information, please refer to the “Where You Can Find More Information” section of this Offering Circular on page 98.

RP Financial is expected to receive fees totaling $60,000 for its appraisal report, including any appraisal updates (of which there will be at least one) and reimbursement of out-of-pocket expenses.

THE APPRAISAL OF ELBERTON IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SHARES OF OCONEE COMMON STOCK. THE APPRAISAL CONSIDERS ELBERTON ONLY AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE LIQUIDATION VALUE OF ELBERTON OR ITS VALUE FOLLOWING THE CONVERSION MERGER. IN ADDITION, THE APPRAISED VALUE IS NOT INTENDED, AND MUST NOT BE CONSTRUED, TO EXPRESS AN OPINION AS TO THE VALUE OF OCONEE COMMON STOCK TO BE OFFERED IN THE SUBSCRIPTION OFFERING OR THE COMMUNITY OFFERING.

Purchase Price

We are offering shares in the Subscription Offering to Eligible Members and in the Community Offering to Community Offerees for $28.93 per share, which is approximately, but not less than, 85% of the average daily closing price rounded to the nearest cent (with any amount equal to or greater than $0.005 rounded to the next higher $0.01), of Oconee Common Stock on the OTCQX market for the consecutive period of thirty (30) full trading days ending on and including the trading day immediately preceding the date of this Offering Circular; provided, however, if such price is less than $33.50, then the Oconee Market Price shall be $33.50, and if such price is greater than $41.00, then the Oconee Market Price shall be $41.00. The pricing collar described above is intended to minimize the risk that one or more trades during the relevant time period could artificially alter the purchase price to an extent that it does not provide the intended discount to the true market value of the Oconee Common Stock. The pricing collar was determined by establishing an approximate 10% limit on increases or decreases in the value of the Oconee Common Stock from the price of $37.28, the Market Price on June 1, 2021, when the parties executed the Merger Agreement.

Although the offering price represents a discount to the market price of Oconee Common Stock (at the time the offering price is established), subscribers may be unable to sell the shares for which they subscribed at a price equal to or greater than the offering price.

Maximum and Minimum Purchase Limitations

The Plan of Conversion sets forth minimum and maximum investments for both the Subscription Offering and the Community Offering. No person may purchase fewer than 17 shares of Oconee Common Stock, and the maximum amount of Oconee Common Stock that any person (together with any associate or group acting in concert) may, directly or indirectly, subscribe for or purchase in the Offering shall not exceed 5% of the Oconee Common Stock sold in the Offering. Directors and officers of Elberton may not, directly or indirectly, purchase or subscribe to an amount of Oconee Common Stock that exceeds 35% of the Oconee Common Stock sold in the Offering.

Notwithstanding the above, subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of Elberton’s members, Elberton and Oconee may decrease these individual or the aggregate purchase limitations or increase such limitations to a percentage which does not exceed 9.99% of the total shares of Oconee Common Stock sold in the Offering, whether before, during or after the Subscription Offering or Community Offering. In the event that an individual purchase limitation is increased after commencement of the Offering, Elberton and Oconee will permit any person who subscribed for the maximum number of shares of Oconee Common Stock in the Subscription Offering or, in the discretion of Oconee and Elberton, the Community Offering, and who indicated a desire to be resolicited on the Stock Order Form, to purchase an additional number of shares, so that such person is permitted to subscribe for the then maximum number of shares permitted to be subscribed for by such person, subject to the rights and preferences of any person who has priority subscription rights. In the event of a resolicitation of such subscribers, Elberton and Oconee shall have the right, in their sole discretion, to require such persons to supply immediately available funds for the purchase of additional shares of Oconee Common Stock. Such persons will be prohibited from paying with cash or a personal check, but Elberton and Oconee may allow payment by wire transfer. In the event that any of the individual or aggregate purchase limitations are decreased after commencement of the Subscription Offering or the Community Offering, the orders of any person who subscribed for more than the new purchase limitation shall be decreased by the minimum amount necessary so that such person will be in compliance with the then maximum number of shares permitted to be subscribed for by such person. The maximum purchase limitations may be increased to 9.99%, provided that orders for Oconee Common Stock exceeding maximum subscription or purchase amount set forth herein shall not exceed in the aggregate 9.99% of the total shares of Oconee Common Stock sold in the Offering.

Transfer Restrictions on Oconee Common Stock Being Sold

Purchasers of Oconee Common Stock in the Offering will be prohibited from transferring any Oconee Common Stock for a period of 60 days following the date on which the Merger Conversion is consummated in accordance with the Merger Agreement and the Plan of Conversion. In addition, shares of Oconee Common Stock that are purchased by Elberton’s directors, officers and their Associates in the Offering may not be sold for one year after the Closing Date, except that in the event of the death of such director, officer or Associate, the successor in interest may sell the shares.

Offering Process

Oconee and Elberton have caused this offering circular, a Stock Order Form and additional information concerning the Offering to be mailed to each Eligible Member and to each Eligible Oconee Shareholder. Public notice of the Merger Conversion will be published in The Elberton Star on June 7, 2023 and June 14, 2023, and any potential Community Offeree has had the opportunity to request copies of this offering circular. Additional copies of any of these documents are available upon request by calling the Stock Information Center at (312) 521-1600. Any questions or requests for additional information regarding the Merger Conversion or the Offering may be directed to the Stock Information Center.

Those who are Eligible Members may subscribe for shares of Oconee Common Stock in the Subscription Offering as set forth in this offering circular. Under the OCC’s regulations, no person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of rights to subscribe or of shares purchased in the Subscription Offering to the account of any other person. No person is required to subscribe for any shares of Oconee Common Stock. Eligible Members may vote at the Elberton Special Meeting regardless of whether they subscribe to shares in the Offering. Those who are Community Offerees may subscribe for shares of Oconee Common Stock in the Community Offering as set forth in this offering circular.

How to Subscribe. To subscribe for shares of Oconee Common Stock, Eligible Members and Community Offerees must complete the enclosed Stock Order Form and return it, with full payment. You may submit your Stock Order Form by (1) overnight delivery to the indicated address on the Stock Order Form, (2) hand delivery to the Bank’s office located at 41 N. Main Street, Watkinsville, Georgia or Elberton’s office located at 6 East Church Street, Elberton, Georgia, during normal business hours, or (3) by mail using the postage-paid return envelope accompanying this Offering Circular. Overnight or hand delivery is strongly encouraged. Subscribers who have deposit accounts with Elberton may, instead of providing full payment with the Stock Order Form, include instructions on the Stock Order Form as to withdrawal from such deposit accounts. See “TERMS OF THE OFFERING—Method of Payment.”

Stock Order Forms, together with full payment for the Oconee Common Stock subscribed for (or appropriate instructions for withdrawal from specified deposit accounts), must be received by us in accordance with the above delivery instructions by the Subscription Expiration Date (currently anticipated to be 5:00 p.m., Eastern Daylight Time, on June 20, 2023). Oconee reserves the right to reject orders submitted by facsimile transmission. Failure of Oconee for any reason to receive from any Subscriber a properly completed and executed Stock Order Form and payment or withdrawal instructions by such time will be deemed a waiver and release by such Subscriber of any rights that such Subscriber may have in the Offering. A Stock Order Form, once received by Oconee, cannot be amended, modified, or rescinded by the Subscriber. Oconee may, but is not required to, waive any immaterial irregularities in any Stock Order Form or require the submission of a corrected Stock Order Form or the remittance of full payment for subscribed shares by such date as Oconee may specify.

Method of Payment. Full payment or instructions for withdrawal from an Elberton deposit account of the Eligible Member for the amount of the Oconee Common Stock for which the Subscriber has subscribed must accompany each properly executed Stock Order Form for subscriptions to be valid. The actual number of shares issued to each such Subscriber will be equal to the amount received from such Subscriber, subject to adjustment for maximum purchase limitations (see “Maximum and Minimum Purchase Limitations”) and oversubscriptions (see “Oversubscription Procedures”), divided by the 85% Price. Because no fractional shares will be issued, the Subscriber will receive as a refund an amount equal to (i) the total dollar amount for which each person subscribed minus (ii) the product of the number of whole shares to be received by such Subscriber and the applicable purchase price.

All shares of Oconee Common Stock purchased in the Offering may be paid for in cash, by check, by money order, by debit of an Eligible Member’s Elberton deposit account. If an Eligible Member has a deposit account with Elberton with a sufficient balance to pay the Eligible Member’s purchase price, such Eligible Member may pay for the shares subscribed for by authorizing and directing Elberton on the Stock Order Form to make a withdrawal from such deposit account in an amount equal to the aggregate dollar amount of shares of Oconee Common Stock for which such Subscriber wishes to subscribe. In the case of withdrawal requests, funds for which such withdrawal is authorized will remain in the Subscriber’s account until withdrawn by Elberton on the Closing Date, and may not be withdrawn by such Eligible Member unless and until the Subscription Offering has been completed or terminated. Before such withdrawal by Elberton, any interest payable on such accounts will continue to be paid in accordance with the account’s contractual rate of interest.

All amounts received for the purchase of shares in the Subscription Offering (other than by designation for withdrawal from an eligible deposit account) will be placed in a special segregated Oconee account for the Offering. Oconee will pay interest to the Subscriber on funds deposited in this account at Oconee’s prevailing statement savings rate from the date payment is received until the Offerings are either completed or terminated. The amount of interest earned will be paid to each Subscriber and will NOT be applied toward the purchase of Oconee Common Stock.

Refunds. Refunds to Subscribers in the Offering will be remitted (and funds designated by Eligible Members for withdrawal from deposit accounts released) (a) in lieu of the issuance of fractional shares in the Offering, (b) in the event of an oversubscription in the Offering (see “Oversubscription Procedures”) and (c) in the event and to the extent that the Offering is terminated. In addition, any interest payable to a Subscriber on funds delivered as payment for shares will be remitted. Any refunds and/or interest due to Subscribers on funds remitted will be mailed to the Subscriber at the address designated on the Stock Order Form promptly after the Closing Date or the termination of the Merger Conversion, as the case may be.

Oversubscription Procedures. In the event of an oversubscription for the shares of Oconee Common Stock in the Offering, shares will be allocated to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members as follows:

(a)

Shares will be allocated among subscribing Eligible Account Holders so as to permit each Eligible Account Holder to purchase the lesser of (x) the number of whole shares for which such Eligible Account Holder subscribed, and (y) the number of whole shares equal to the proportion that such Eligible Account Holder’s Qualifying Deposit bears to the total Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unsatisfied, provided each Eligible Account Holder will be entitled to purchase not less than 100 shares and no fractional shares shall be issued;

(b)

Because the Eligibility Record Date is more than 15 months before the date of the latest amendment to the Application filed prior to OCC approval as described in the “Supplemental Eligibility Record Date” definition in 12 C.F.R. § 192.25, any shares remaining after the allocations described in paragraph (a) will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each Supplemental Eligible Account Holder to purchase the lesser of (x) the number of whole shares for which such Supplemental Eligible Account Holder subscribed, and (y) the number of whole shares equal to the proportion that such Supplemental Eligible Account Holder’s Qualifying Deposit bears to the total Qualifying Deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unsatisfied, provided that no fractional shares shall be issued;

(c)

Any shares remaining after the allocations described in paragraphs (a) and (b) will be allocated among subscribing Other Members so as to permit each Other Member to purchase the lesser of (x) the number of whole shares for which such Other Member subscribed, and (y) the number of whole shares equal to the proportion that such Other Member’s subscription bears to the total subscriptions of all such subscribing Other Members, provided that no fractional shares shall be issued;

(d)

Any shares remaining after the allocations described in paragraphs (a), (b) and (c) will be allocated among Elberton Residents so as to permit each Elberton Resident to purchase the lesser of (x) the number of whole shares for which such Elberton Resident subscribed, and (y) the number of whole shares equal to the proportion that the subscription of each such Elberton Resident bears to the total subscriptions of all such subscribing Elberton Residents, provided that no fractional shares shall be issued; and

(e)

Any shares remaining after the allocations described in paragraphs (a), (b), (c) and (d) will be allocated among Eligible Oconee Shareholders so as to permit each Eligible Oconee Shareholder to purchase the lesser of (x) the number of whole shares for which such Eligible Oconee Shareholder subscribed, and (y) the number of whole shares equal to the proportion that the subscription of each such Eligible Oconee Shareholder bears to the total subscriptions of all such subscribing Eligible Oconee Shareholders, provided that no fractional shares shall be issued; and

(f)

Any shares remaining after the allocations described in paragraphs (a), (b), (c), (d) and (e) will be allocated among any Other Subscriber so as to permit each Other Subscriber to purchase the lesser of (x) the number of whole shares for which such Other Subscriber subscribed, and (y) the number of whole shares equal to the proportion that such Other Subscriber’s subscription bears to the total subscriptions of all such Other Subscribers, provided that no fractional shares shall be issued.

Persons in Non-Qualified States or Foreign Jurisdictions. Oconee will make reasonable efforts to comply with the securities laws of all jurisdictions in the United States in which Eligible Members reside. However, subscription rights may not be offered to any person who resides in a foreign country, or who resides in any jurisdiction in the United States if any of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares of Oconee Common Stock under the Plan of Conversion reside in such jurisdiction; (ii) the issuance of subscription rights or the offer or sale of Oconee Common Stock to such persons would require Oconee, under the securities laws of such jurisdiction, to register as a broker or a dealer or otherwise qualify the Oconee Common Stock for sale in such jurisdiction; or (iii) such registration or qualification would be impracticable for reasons of cost or otherwise. No payments will be made in lieu of the granting of subscription rights.

Delivery of Shares of Stock. All shares of Oconee Common Stock sold in this offering will be issued in book entry form and held electronically on the books of our transfer agent. Stock certificates will not be issued. A statement reflecting ownership of shares of Oconee Common Stock sold in the stock offering will be mailed by our transfer agent to the persons entitled thereto at the address noted by them on their Stock Order Form as soon as practicable following consummation of the stock offering.

Timing of Completion of the Merger Conversion and Sale of Shares

The sale of the Oconee Common Stock offered in connection with the Merger Conversion must be completed within 45 calendar days after the expiration of the Subscription Offering. In the event the sale of Oconee Common Stock cannot be completed within the required 45-day period, one or more extensions of time to complete the sale may be granted by the OCC, but no single extension of time may exceed 90 days. No assurance can be given that an extension will be granted if requested. In the event of such an extension, Oconee will distribute to each Subscriber a notice of the extension of time.

After the expiration of the Offering but before the Closing Date, upon the occurrence of any event, circumstance or change of circumstance which would be material to the investment decision of a Subscriber, Oconee will provide notice of such event, circumstance or change of circumstance to Subscribers. Any such notice will grant to each Subscriber the right to increase, decrease or rescind his or her subscription for a period of not less than 10 days or more than 20 days from the date of the mailing of such notice. The subscription of any Subscriber who does not respond to the notice may be automatically rescinded. If Oconee determines that there has been no such event, circumstance or change in circumstances, a Subscriber will have no right to increase, decrease or rescind his or her subscription once he or she has submitted a Stock Order Form to Oconee.

Conditions to Completion of the Offering and Termination of the Offering

The respective obligations of Oconee and Elberton to consummate the transactions contemplated by the Merger Agreement, including the Offering, are subject to the satisfaction (or, in some cases, waiver) of certain conditions, including (a) receipt of certain required regulatory approvals, (b) approval of the Plan of Conversion by the members of Elberton (c) an opinion from Alston & Bird LLP with respect to certain tax matters (see “—Certain Federal Income Tax Consequences”), (d) material performance by Elberton and Oconee of all obligations and compliance with all covenants required by the Merger Agreement, (e) that there has been no material adverse change, and (f) that Elberton shall have divested a 6.00% Fixed-to-Floating Rate Subordinated Note Due 2030 made by Oconee and held by Elberton.

On May 5, 2023, the OCC approved mailing of this offering circular and related materials, and conditioned final approval of the Merger Conversion upon the receipt of certain additional materials. Applications for the Merger Conversion with the FDIC, the GDBF and the Federal Reserve are pending. Oconee anticipates effecting the Merger Conversion as soon as practicable after all conditions to the Merger Conversion have been satisfied or waived.

The Plan of Conversion may be amended or terminated by a two-thirds vote of each of the Board of Directors of Elberton and the Board of Directors of the Bank with the concurrence of the OCC until the Closing Date. The Merger Agreement may be terminated at any time before the Closing Date by the mutual consent in writing of Oconee and Elberton. Either party may terminate the Merger Agreement if the required conditions to such party’s obligations have not been satisfied or waived. In addition, either party may terminate the Merger Agreement at any time if the other party has materially breached the Merger Agreement, or if the required regulatory approvals are not obtained and the time periods for appeals and requests for reconsideration have run. The Merger Agreement also may be terminated by either party if the Closing Date has not occurred by August 31, 2023.

In the event of a termination, all Subscribers in the Offering will receive refunds for amounts remitted for their subscriptions plus any interest (or funds designated for withdrawal will be released). See “The Offering—Refunds.”

Liquidation Account. The Plan of Conversion provides for the establishment, upon the completion of the Merger Conversion, of a “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders of Elberton. The liquidation rights of Elberton to be maintained by the Bank after the Merger Conversion shall have equal priority in the event of liquidation of the Bank as other account holders for which the Bank is holding liquidation rights.

Upon a complete liquidation of the Bank after the Merger Conversion, each Eligible Account Holder and Supplemental Eligible Account Holder, if he continues to maintain his deposit account with the Bank, would be entitled to an interest in the liquidation account prior to any payment to shareholders. Each Eligible Account Holder would have an initial interest in the liquidation account for each deposit account held in Elberton as of the close of business on March 31, 2020, and each Supplemental Eligible Account Holder would have a similar interest as of the close of business on March 31, 2023. The interest as to each deposit account would be in the same proportion of the total liquidation account at Elberton as the balance of the deposit account on the qualifying dates was to the aggregate balance in all the deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders on the qualifying dates. However, if the amount in the deposit account on any annual closing date of the Bank (the successor to Elberton) on December 31 each year is less than the amount in the liquidation account on the respective qualifying dates, then the interest in this liquidation account would be reduced from time to time by an amount proportionate to any reduction, and the interest would cease to exist if the deposit account were closed. Decreases in deposit accounts on any annual closing date will be reflected by a corresponding decrease in the amount held in the liquidation account. An individual’s interest in and the total amount held in the liquidation account will never be increased despite any increase in deposit accounts after the respective qualifying dates.

No merger, consolidation, purchase of bulk assets with assumptions of savings accounts and other liabilities, or similar transactions with another insured institution, shall be considered a complete liquidation. In these transactions, the liquidation account shall be assumed by the surviving institution.

Certain Federal Income Tax Consequences

General. The following is a summary discussion of certain anticipated federal income tax consequences of the Merger Conversion and certain considerations with respect to the purchase of shares by the Community Offerees. The tax treatment of Eligible Members who purchase shares pursuant to the Offering is discussed in the proxy materials for Elberton.

Eligible Members are urged to review those proxy materials and Eligible Members and Community Offerees are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger Conversion, and any purchase pursuant to the Offering, including, without limitation, tax return reporting requirements, the application and effect of federal, foreign, state, local and other tax laws, and the implications of any proposed changes in the tax laws.

This discussion is based upon the Code, the Treasury Regulations, judicial decisions and current administrative rulings and practice, all as in effect and available at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be applicable, and this discussion does not apply to certain shareholders to whom special rules could apply, such as brokers, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, traders in securities or currencies who elect to apply a mark-to-market method of accounting, tax-exempt entities or qualified retirement plans, persons that are (or hold their shares through) partnerships or other pass-through entities, persons subject to special tax accounting rules, certain U.S. expatriates, persons who acquire the shares in connection with employment or other performance of services, persons deemed to sell the notes under the constructive sale provisions of the Code and persons that hold the shares as part of a straddle, hedge, conversion transaction or other integrated transaction. Furthermore, this discussion does not address the consequences of the alternative minimum tax, of the Medicare contribution tax on net investment income, or of any state, local, foreign tax, or non-U.S. income tax (such as the U.S. federal gift or estate tax). This discussion is not intended to constitute a complete analysis of all tax considerations of the Merger Conversion or the purchase, ownership and disposition of the shares in Oconee. No ruling from the IRS has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Oconee has received an opinion of Alston & Bird LLP, tax advisor to Oconee, which reaches certain conclusions with respect to certain federal income tax consequences of the Merger Conversion. However, such an opinion represents only that advisor’s best judgment as to the matters expressed therein and has no binding effect on the IRS or official status of any kind. There can be no assurance that the IRS could not successfully contest in the courts an opinion expressed by the advisor as set forth in the Tax Opinion or that legislative, administrative or judicial decisions or interpretations may not be forthcoming that would significantly change the opinions set forth in the Tax Opinion.

Reorganization Status and Certain Other Tax Effects. The Tax Opinion provides that the Merger Conversion should qualify as successive tax-free reorganizations under Section 368(a) of the Code. Consequently, (i) Elberton should not recognize gain or loss on its conversion from a Federal mutual savings and loan association to a Federal stock savings and loan association; and (ii) neither Elberton nor the Bank should recognize gain or loss on the Merger Conversion.

Purchase of Shares Pursuant to the Subscription Offering. Oconee should not recognize gain or loss on the receipt of money in exchange for its shares purchased pursuant to the Subscription Offering. Eligible Members are urged to consult with their own tax advisors as to the specific tax consequences to them of the Merger Conversion and the purchase of any shares pursuant to the Offering.

Purchase of Shares Pursuant to the Community Offering. Oconee should not recognize gain or loss on the receipt of money in exchange for its shares purchased pursuant to the Community Offering. The Community Offerees may recognize gain on the distribution to them of the nontransferable subscription rights to purchase shares pursuant to the Community Offering. Gain would be recognized if such subscription rights have a fair market value greater than zero. The IRS has not concluded that similar subscription rights have value. Assuming that the subscription rights have no value, a purchaser of shares pursuant to the Community Offering should have tax basis in the shares purchased equal to the purchase price thereof and should have a holding period for such stock commencing on the day following the date on which such stock is purchased. Community Offerees are urged to consult with their own tax advisors as to the specific tax consequences to them of the Merger Conversion and the purchase of any shares pursuant to the Offering.

DESCRIPTION OF MERGER CONVERSION AND RELATED AGREEMENTS

The Merger Agreement

General

On June 1, 2021, Oconee, the Bank and Elberton entered into an original Agreement and Plan of Merger Conversion, and on December 15, 2022, amended and restated the original agreement by entering into the Merger Agreement. Pursuant to the Merger Agreement, Oconee will acquire Elberton in series of related transactions that will occur in immediate succession. Under the terms of the Merger Agreement and Plan of Conversion, Elberton will convert from a Federal mutual savings association to a Federal stock savings association. Immediately following Elberton’s mutual to stock conversion, Oconee will acquire all of the shares of common stock of Elberton. Immediately following Oconee’s acquisition of Elberton’s common stock, Elberton will merge with and into the Bank, with the Bank as the resulting institution, and the Elberton common stock then held by Oconee will be cancelled.

Upon completion of the Merger Conversion, the Bank will acquire all of the assets and assume all of the liabilities of Elberton. The separate corporate existence of Elberton will be terminated as a result of the Merger Conversion. The Merger Conversion is structured to qualify as a tax-free reorganization under applicable law. After closing the Merger Conversion, the sole office of Elberton, which is located at 6 East Church Street, Elberton, Georgia 30635, will be retained by Oconee State Bank as a branch office by the Bank. The principal place of business of each of Oconee and the Bank will continue to be located at 35 North Main Street, Watkinsville, Georgia 30677 after the completion of the Merger Conversion.

Completion of the offering of Oconee Common Stock and the consummation of Elberton’s conversion and merger with and into the Bank immediately thereafter are interdependent transactions.

Merger Consideration

As part of the Merger Conversion, immediately following Elberton’s mutual to stock conversion, Oconee will acquire 1,000 shares of common stock of Elberton in exchange for $1.00 in cash, without interest, per share. Eligible Members are not entitled to receive any consideration in the Merger Conversion. No assets will be distributed to Eligible Members in connection with the Merger Conversion.

However, in connection with the Merger Conversion and pursuant to the Agreement and Plan Conversion, Oconee is offering up to 149,066 shares of Oconee Common Stock to Eligible Members in the Subscription Offering and, if the Subscription Offering is undersubscribed, to the general public in a Community Offering. Under the terms of the Agreement and Plan of Conversion, Eligible Members have non-transferable subscription rights to purchase shares of Oconee Common Stock in connection with the Merger Conversion.

Representations and Warranties

Each party has made representations and warranties to the other party with respect to various matters, including its organization, capital structure, financial statements, business, legal proceedings, compliance with laws, regulatory filings, environmental matters, employee matters and benefit plans, which are customary for a transaction of this kind. These representations and warranties must be true and correct upon both signing of the Merger Agreement and the completion of the Merger Conversion.

Certain representations and warranties of the parties to the Merger Agreement are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect,” when used in reference to a party means any condition, event, change or occurrence that is reasonably likely to have a material adverse effect upon (i) the financial condition, properties, assets, business or results of operations of such party, taken as a whole or (ii) the ability of such party to perform its obligations under the Agreement and Plan. A material adverse effect will not include the impact of any of the following, either alone or in combination:

•	changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings industries;

•	changes in generally accepted accounting principles in the U.S. or regulatory accounting principles that are generally applicable to the banking or savings industries;

•

changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Georgia, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry;

•	general changes in the credit markets or general downgrades in the credit markets;

•	any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism;

•	any epidemic, pandemic or disease outbreak (including the Covid-19 virus and its mutations);

•	actions or omissions of a party required by this Agreement or taken with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated hereby; or

•	the impact of this Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement);

except, with respect to the first six bullet points above, if the effects of such change or event are disproportionately adverse to such party, taken as a whole, as compared to similarly-sized institutions in the industry in which the party operates. The representations and warranties in the Merger Agreement do not survive the closing of the Merger Conversion.

Conduct of Business Before Completion of the Merger Conversion

Each of Oconee, the Bank and Elberton has agreed that, before the closing of the Merger Conversion (or earlier termination of the Merger Agreement), it will conduct its business and engage in transactions only in the ordinary course of business and consistent with past practice, except as otherwise required or permitted by the Merger Agreement or required by applicable law or with the prior written consent of the other party. Each of Elberton, Oconee and the Bank has agreed to use its best efforts to (1) maintain and preserve intact its business organization, properties, assets, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (2) take no action that would adversely affect or delay the ability of Elberton, Oconee or the Bank to obtain any necessary approvals, consents or waivers required for the Merger Conversion, and (3) take no action that is reasonably likely to have a material adverse effect on such party.

Additionally, before the closing of the Merger Conversion (or earlier termination of the Merger Agreement), subject to specified exceptions, Elberton may not, without the prior written consent of Oconee:

•

hire any new employee or grant any severance or termination pay to, or enter into or amend any employment, consulting or severance agreement with, any employee, officer, director, independent contractor or consultant, or increase the rate of base, incentive or other compensation or benefits of, or pay any bonus to, the directors, officers and employees of Elberton;

•	merge or consolidate with any other party, or acquire or dispose of any material amount of assets or liabilities, surrender of its certificate of authority, or relocate or establish new offices;

•

sell or dispose of any asset of Elberton other than in the ordinary course of business consistent with past practice, or subject any asset of Elberton to a lien, pledge, security interest or other encumbrance, subject to certain exceptions and except in the ordinary course of business consistent with past practice;

•	take any action which would result in any of the representations and warranties of Elberton in the Merger Agreement becoming untrue;

•

change any method, practice or principle of accounting, or change any assumption method of calculation of, depreciation of any type of asset or establishment of any reserve or increase the provision loan losses, unless required by applicable law or regulation or the direction of Elberton’s regulatory authority;

•

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing agreement to which Elberton is a party, other than in the ordinary course of business and consistent with past practice;

•	amend its charter or bylaws, except as may be required to effect the Merger Conversion;

•	engage in any transaction with an affiliate, within the meaning of Sections 23A and 23B of the Federal Reserve Act and Regulation W thereunder; or

•	change its lending, investment, deposit or asset and liability management or other banking policies in any material respect, except as may be required by applicable law or regulations.

Before the closing of the Merger Conversion (or earlier termination of the Merger Agreement), subject to specified exceptions, neither Oconee nor the Bank may, without the prior written consent of the Elberton:

•	take any action that would result in any of the representations and warranties of Oconee or the Bank in the Merger Agreement becoming untrue;

•	amend the articles of incorporation, certificate of organization (or similar organizational document) or bylaws of Oconee or the Bank, except as may be required to effect the Merger Conversion; or

•

issue or sell, or obligate itself to issue or sell, any shares of its capital stock or other securities or any subscriptions, warrants, rights or options to acquire, or any securities convertible into, any shares of its capital stock, except for such issuances, reserves for issuances, grants or sales that are related to and necessary to affect the transactions contemplated by the Agreement and Plan.

Regulatory Matters

Completion of the Merger Conversion and the transactions contemplated by the Agreement and Plan are subject to the prior approval or non-objection of the OCC, the FDIC, the GDBF and, unless waived, the Federal Reserve. Oconee, the Bank and Elberton have agreed to use their respective best efforts to take all actions that are necessary to comply with all legal requirements with respect to the transactions contemplated by the Agreement and Plan and to obtain any permits, consents, approvals waivers or authorizations of any regulatory authority required or advisable in connection with the transactions contemplated by the Agreement and Plan. The parties have no reason to believe that all approvals will not be obtained without conditions in a timely manner. However, such approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals, governmental, political or community group inquiries, investigations or opposition, or changes in legislation or the political environment.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the Merger Agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Merger Agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the Merger Conversion or otherwise reduce the anticipated benefits of the Merger Conversion if the Merger Conversion were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the Merger Conversion. Additionally, the completion of the Merger Conversion is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the Merger Agreement.

Each party has also agreed to furnish all information reasonably necessary in connection with any statement, filing, notice or application made by any party with any regulatory authority in connection with the transactions contemplated by the Agreement and Plan, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the Agreement and Plan.

Voting Agreement

As a condition to Oconee and the Bank entering into the Merger Agreement, all of the directors of Elberton entered into a voting agreement pursuant to which each such person agreed, among other things, to vote all of the membership votes beneficially owned by such person to approve the Merger Agreement and Plan of Conversion. As of the record date for the Elberton special meeting of members, the directors who are party to the voting agreement beneficially owned and were entitled to vote an aggregate of 363 votes, which represented approximately 2.3% of the membership votes outstanding on that date. The voting agreement may be terminated at any time prior to consummation of the Merger Conversion by the mutual written agreement of the parties hereto. In addition, the voting agreement will be automatically terminated upon the earlier to occur of (i) the consummation of the Merger Conversion, (ii) the termination of the Merger Agreement, or (iii) two years from the date of the Merger Agreement.

Meeting of Eligible Members and Recommendation of the Board of Directors of Elberton

Under the terms of the Merger Agreement, Elberton has agreed to call a meeting of its members for the purpose of voting upon the proposal to approve of the Merger Agreement and the transactions contemplated thereby, including the Merger Conversion. The Plan of Conversion must also be approved by the Elberton members before the parties may complete the Merger Conversion. Elberton has agreed to use its best efforts to obtain a vote of its members approving the Agreement and the Plan. The board of directors of Elberton has unanimously recommended that the member of Elberton FOR the Agreement and Plan. Under the terms of the Merger Agreement, the Elberton board of directors may not withdraw or amend that recommendation, unless, upon advice of counsel, the board determines in good faith that its fiduciary duties otherwise require. Notwithstanding any recommendation change by the board of directors of Elberton, unless the Merger Agreement has been terminated in accordance with its terms, Elberton is required to convene a meeting of the Members and to submit the Merger Conversion proposal to a vote of the Members.

Non-Solicitation Covenant

The Merger Agreement restricts the ability of Elberton to solicit other potential acquisition proposals. Specifically, the Merger Agreement provides that Elberton will not and will not permit any officer, director or employee of Elberton, or any investment banker, attorney, accountant or other representative retained by Elberton to, directly or indirectly, solicit, encourage, initiate or engage in discussions or negotiations with, or respond favorably to requests for information, inquiries, or other communications from any person other than Oconee concerning any acquisition of Elberton, or any assets or business of Elberton.

Appointment of Director and Advisory Directors

One director of Elberton will be offered a position on the Bank’s board of directors with compensation consistent with the amount paid to other Bank directors. The three Elberton directors other than Mr. Graves and the director who will serve on the Bank’s board of directors will be invited to serve on an advisory board of the Bank for a period of at least three years following the completion of the Merger Conversion. Each such advisory director will receive fees equaling the director fees currently paid by Elberton to its directors, subject to such terms, conditions and requirements as the Bank determines in its sole discretion.

Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee.

SEC registration fee	25,000
Transfer agent and registrar fees	15,000
Accounting fees and expenses	75,000
Legal fees and expenses	185,000
Printing and engraving expenses	50,000
Other	25,000
Total	$375,000

Director and Officer Indemnification and Insurance

The Merger Agreement provides that from and after the Closing Date, Oconee will indemnify and hold harmless each current and former director, officer and employee of Elberton, determined as of the closing date of the Merger Conversion, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the closing date, whether asserted or claimed before, at or after the closing date, to the fullest extent that the indemnified party would be entitled under OCC regulations and charter and bylaws of Elberton in effect on the date of the Merger Agreement.

Elberton has agreed to purchase four-years of past acts and extended reporting period insurance coverage, or a “tail” policy, under its (i) current directors and officers insurance, (ii) employment practices liability insurance, (iii) current financial institutions bond (or comparable coverage), (iv) errors and omissions insurance and/or bankers professional liability insurance, (v) mortgage errors and omissions liability insurance, (vi) cyber security or comparable coverage, and (vii) fiduciary liability insurance for each of the directors and officers of the Elberton currently covered under comparable policies held by the Elberton.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Recent Sales of Unregistered Securities

On August 7, 2020, Oconee successfully placed $10 million in fixed-to-floating rate subordinated notes due August 7, 2030, to institutional accredited investors. The offering was exempt under Section 506(b). Oconee used the net proceeds to retire preexisting debt, support organic growth and for general corporate purposes. The subject notes were structured to qualify as Tier 2 capital for regulatory purposes and bear interest at a fixed rate of 6.00% per annum until August 7, 2025, and thereafter until the end of the term, a floating rate equal to the three-month Secured Overnight Financing Rate plus 596 basis points, Oconee may redeem the subordinated notes at its option, in whole or in part, on or after August 7, 2025.

Conditions to Completing the Merger Conversion

The respective obligations of Oconee and Elberton to effect the Merger Conversion are subject to the satisfaction or waiver of the following conditions specified in the Merger Agreement:

•

the accuracy of the representations and warranties of the other party contained in the Merger Agreement, generally as of the date on which the Merger Agreement was entered into and as of the Closing Date, subject to the materiality standards provided in the Merger Agreement;

•	the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the closing date;

•	approval of the Merger Agreement by the members of Elberton by the requisite vote and by the sole member of the Bank by the requisite vote;

•

all requisite regulatory approvals having been obtained and remaining in full force and effect, including all approvals or non-objections from the OCC, the FDIC, the GDBF and, unless waived, the Federal Reserve, and (i) with respect to Elberton, do not impose any condition or requirement that would, directly or indirectly, materially adversely affect the terms of the Merger Conversion as they relate to Elberton, its directors or employees, and (ii) with respect to Oconee, do not impose (a) any term or condition that could reasonably be expected to have a material adverse effect on Oconee and the Bank, taken as a whole, or (b) any condition or requirement that would, directly or indirectly, materially impair the value of Elberton to Oconee, and all notice and waiting periods required thereunder shall have expired or been terminated;

•	no suit, action, or other proceeding initiated by any governmental agency seeking to enjoin the consummation of the transactions contemplated by the Agreement and Plan;

•

there must not be in effect any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated by the Agreement and Plan;

•	the absence of the occurrence of a material adverse effect on Oconee, the Bank or Elberton since December 31, 2020;

•

the Regulation A offering circular to be filed by Oconee with the SEC for the offering of Oconee Common Stock to certain Elberton members and Community Offerees in the Merger Conversion pursuant to the exemption from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder must have been qualified by the SEC under the Securities Act and must not have been deemed abandoned, withdrawn or otherwise unqualified;

•	each party must receive an officer’s certificate from each other party regarding the satisfaction of the satisfaction of certain conditions precedent to closing.

In addition, the obligations of Oconee and to effect the Merger Conversion are further subject to the satisfaction or waiver of the following conditions:

•

Elberton must have taken all reasonably necessary steps, to Oconee’s satisfaction, such that the Merger Conversion will not trigger any “excess parachute payment” (as defined in Section 280G of the Code) under any employment, severance or change in control agreement, benefit plans, or similar arrangements between Elberton and any officer, director, or employee thereof);

•	Elberton must have divested a 6.00% Fixed-to-Floating Rate Subordinated Note Due 2030 made by Oconee and held by Elberton; and

•

Oconee shall have received an opinion of counsel to Oconee that the Merger Conversion should qualify as one or more a tax-free reorganizations under the provisions of Section 368(a) of the Code for federal tax income purposes.

Effective Time

The Merger Conversion will be consummated if Oconee, the Bank and Elberton obtain all required regulatory approvals, non-objections or consents, and all other conditions to the Merger Conversion are either satisfied or waived. The Merger Conversion will become effective upon the filing of a certificate of merger with the GDBF. Oconee and Elberton both have the right to terminate the Merger Agreement if the Merger Conversion is not completed by August 31, 2023. However, the parties may agree to extend this deadline if Oconee, the Bank and Elberton reasonably believe that, through no fault of any party, the Merger Conversion cannot be completed within that time period. The parties expect to complete the Merger Conversion in the second quarter of 2023, although delays may occur.

Termination

The Merger Agreement may be terminated at any time before completion of the Merger Conversion, even if the members of Elberton have approved the transaction, under the circumstances set forth below. The Merger Agreement may be terminated by mutual written consent of the parties if the boards of directors of Oconee and Elberton each approve the termination by a majority vote.

The Merger Agreement may also be terminated by either Oconee or Elberton under any of the following circumstances:

•	in response to a material breach of any representation, warranty, covenant or obligation which is not cured within 30 days;

•	if the Merger Conversion is not completed by August 31, 2023, or extended by mutual consent (such date, the “end date”);

•	if any required regulatory approval is not obtained;

•	if the approval of the members of Elberton is not obtained by reason of the failure to obtain the required vote at the Elberton Special Meeting, or any adjournment or postponement thereof;

•	if the Plan of Conversion terminates in accordance with its terms;

•

if there is in effect any final, nonappealable order, decree or ruling of a court of competent jurisdiction or other governmental authority that would restrain, enjoin or otherwise prohibit the consummation of the Merger Conversion and the other transactions contemplated by the Agreement and Plan; or

•

in the event that any of the conditions to completing the Merger Conversion cannot be satisfied or fulfilled by the end date, provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement.

Oconee may also terminate the Merger Agreement (i) if the board of directors of Elberton does not publicly recommend in its proxy statement for the Elberton Special Meeting the approval of the Agreement and Plan by the Elberton members or (ii) if, after making such recommendation, the board of directors of Elberton withdraws, qualifies or revises its recommendation in a manner adverse to Oconee.

Termination Fee

Elberton has agreed to pay Oconee a termination fee of $100,000, plus the amount of Oconee’s expenses incurred in connection with the Merger Conversion, subject to a maximum aggregate amount of $750,000, in the following circumstances:

•

Oconee terminates the Merger Agreement because the board of directors of Elberton does not publicly recommend in the proxy statement for the Elberton Special Meeting the approval of the Merger Agreement and Plan of Conversion by the Elberton members or if, after making such recommendation, the board of directors of Elberton withdraws, qualifies or revises its recommendation in a manner adverse to Oconee; or

•

either Oconee or Elberton terminates the Merger Agreement because the approval of the members of Elberton is not obtained by reason of the failure to obtain the required vote of the Members at the Elberton Special Meeting, or any adjournment or postponement thereof, after Elberton’s Board of Directors fails to recommend (or changes its recommendation) that the Members of Elberton vote in favor of the transactions contemplated by the Merger Agreement and the Plan of Conversion, or within 12 months after the Merger Agreement is terminated Elberton enters into an agreement to be acquired by or merge with a third party or to otherwise undergoes a change in control with a third party.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, Oconee and Elberton will each bear their own costs and expenses incurred in connection with the Merger Agreement and the Merger Conversion, the Merger Agreement will become void and there will be no further liability on the part of Oconee, the Bank or Elberton, except for the termination fee described above. However, no party is relieved or released from any liabilities or damages arising out of a willful breach of any provision contained in the Merger Agreement.

Amendment, Extension and Waiver

Subject to applicable law, at any time before the consummation of the transactions contemplated by the Merger Agreement, the parties may amend the Merger Agreement, extend the time for the performance of any of the obligations thereunder, waive any inaccuracies in the representations and warranties and waive compliance with any of the agreements or conditions contained in therein. The Merger Agreement may not be amended, except by an instrument in writing signed by duly authorized officers on behalf of the parties thereto.

Daniel Graves Employment Agreement

The Bank has executed an Amended and Restated Employment Agreement with R. Daniel Graves that will become effective upon the completion of the Merger Conversion. The employment agreement provides that Mr. Graves will serve as the Community President of the Northeast Georgia Market of the Bank following the closing for an initial term of three years, with automatic 12-month renewal periods thereafter unless earlier terminated. Under the terms of the employment agreement, Mr. Graves is entitled to: (i) an initial annual base salary of $181,125, (ii) options to purchase shares of Oconee common stock with an exercise price equal to the fair market value of Oconee’s common stock on the date of grant, with the number of options equal to 2.5% of the number of shares of Oconee Common Stock issued in connection with the Merger Conversion, which options will vest annually in equal installments for a period of five years following the grant date, subject to continued employment by Mr. Graves on each vesting date, and (iii) shares of Oconee restricted stock in an amount equal to 0.75% of the number of shares of Oconee Common Stock issued in connection with the Merger Conversion, which shares will vest annually in equal installments for a period of five years following the grant date, subject to continued employment by Mr. Graves on each vesting date. In addition, under the terms of the employment agreement, Mr. Graves is eligible to receive an annual performance-based bonus of no less than $17,950 for each of the first three years of employment. Mr. Graves will also be subject to certain ongoing non-competition and non-solicitation obligations. If the Bank terminates Mr. Graves without cause or Mr. Graves resigns for good reason (as such terms cause and good reason are defined in the employment agreement), subject to execution of a general release of claims, Mr. Graves will be entitled to receive a severance payment equal to 1.99 times the sum of his then current base salary and the amount of his prior year’s annual performance-based bonus.

Stock Award Agreements

The Bank has executed stock award agreements with each director of Elberton, other than Mr. Graves. Pursuant to the stock award agreements, each director will be entitled to receive (i) options to purchase shares of Oconee common stock with an exercise price equal to the fair market value of Oconee’s common stock on the date of grant, with the number of options equal to 0.5% of the number of shares of Oconee common stock issued in connection with the Merger Conversion, and (ii) shares of Oconee restricted stock in an amount equal to 0.15% of the number of shares of Oconee common stock issued in connection with the Merger Conversion.

PLAN OF DISTRIBUTION

We are offering these shares on a “best efforts” basis through our directors and officers and with the assistance of Performance Trust Capital Partners LLC. Our directors and officers will not be entitled to receive any discounts or commissions for selling any shares, but may be reimbursed for any reasonable out-of-pocket expenses incurred in connection with the offering, if any. We do not expect, however, that any such expenses will be significant. The offering is not underwritten, but we have retained the services of Performance Trust as placement agent to assist us on a best efforts basis with the Offering. Performance Trust is not obligated to sell or to purchase any of the shares. A copy of our agreement with Performance Trust is included as Exhibit 1 to the Registration Statement, of which this Offering Circular is a part. For further information, please refer to the “Where You Can Find More Information” section of this Offering Circular on page 98.

In the Subscription Offering and the Community Offering, officers of Oconee and representatives of Performance Trust will be available to answer questions. Any such individuals are not authorized to make statements about Oconee or Elberton unless such information also is set forth in this offering circular, nor may they render investment advice, and if any such information or investment advice is given, it may not be relied upon. Eligible Members and Community Offerees will be instructed to send Stock Order Forms, together with payment in full for their subscriptions for Oconee Common Stock (or appropriate account withdrawal instructions), to the Stock Information Center. See “—The Offering—Method of Payment.”

Oconee and Elberton have retained Performance Trust to assist Oconee in marketing the shares of Oconee Common Stock in the Offering, and to provide related financial advisory services. Oconee will pay Performance Trust investment marketing and advisory fees and expenses as follows:

1)

In connection with the Offering: Performance Trust will act as exclusive marketing agent for Oconee in the Subscription Offering and will serve as sole manager in the Community Offering. Oconee will pay to Performance Trust a Service Fee equal to 7% of the aggregate Actual Purchase Price of Oconee Common Stock sold in the Offering. Oconee also paid to Performance Trust a one-time nonrefundable management fee in the amount of $40,000, which will be credited against the Service Fee when it is due and payable.

2)

In addition to any fees that may be payable to Performance Trust as marketing agent, Oconee will reimburse Performance Trust for its reasonable out-of-pocket expenses incurred in connection with its engagement, regardless of whether the Offering is consummated, including, without limitation, legal fees and expenses, communications, syndication and travel expenses, up to a maximum of $45,000 for legal fees and expenses and $10,000 for all other out-of-pocket expenses for a total of $55,000; provided, however, in the event that a Syndicated Community Offering is conducted, such expense reimbursement amount shall be increased to $60,000.

3)

In connection with the Merger Conversion: Oconee paid to Performance Trust financial advisory and investment banking services of $15,000 in cash upon execution of the engagement letter, $25,000 in cash at the signing of the Merger Agreement and $95,000 in cash at the closing of the Merger Conversion, plus out of pocket expenses incurred by Performance Trust.

Purchasers of Oconee Common Stock in the Offering will be prohibited from transferring any Oconee Common Stock or other securities of Oconee (whether currently or hereafter authorized and issued or granted) for a period of 60 days following the Closing Date. In addition, shares of Oconee Common Stock that are purchased by Elberton’s Directors, Officers and their Associates in the Offering may not be sold for one year after the Closing Date, except that in the event of the death of such Officer, Director or Associate, the successor in interest may sell the shares.

USE OF PROCEEDS

The net proceeds to us from the sale of Oconee Common Stock offered in the offering will be approximately $3,635,625, net of offering expenses, assuming the sale of all shares offered hereby. The actual net proceeds to be raised in the offering will depend upon the number of shares sold in the offering and the actual amount of offering expenses incurred, which may differ from our estimate.

We intend to use the net proceeds from this offering for general and corporate working capital purposes, including funding for loans and to support future growth, and enabling our subsidiary, Oconee State Bank, to continue to meet applicable capital requirements. Future growth is expected to occur by focusing new efforts in the Elberton County market which we are entering for the first time in connection with the Merger Conversion, and by increasing loans and deposits at other existing branches. The amount and timing of the use of proceeds from this offering will depend on our capital needs and local loan demand. No assurance can be given that any new branches will be established in the future or, if established, that the resulting impact on our financial condition will be favorable.

DESCRIPTION OF BUSINESS

The Company

Oconee Financial Corporation, a registered bank holding company headquartered in Watkinsville, Georgia, was incorporated under the laws of the State of Georgia on October 13, 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank effective January 1, 1999. Oconee is primarily regulated by the Federal Reserve. All of Oconee’s activities are currently conducted by its wholly-owned bank subsidiary, the Bank, which was incorporated as a bank under the laws of the State of Georgia in 1959. The Bank commenced operations on February 1, 1960 in Watkinsville, Georgia.

On August 7, 2020, Oconee issued subordinated notes payable for $10 million. The notes mature on August 7, 2030, with interest payments due on March 28, June 28, September 28, and December 28 of each year at a fixed rate of 6.00% until August 7, 2025. After August 7, 2025, and until maturity, interest payments are due on the same payment schedule but at a variable rate of three-month SOFR plus five hundred ninety-six basis points resetting each quarter. The company may redeem the notes, in whole or in part, on or after the fifth anniversary of the note agreements.

Oconee’s principal source of income has historically been dividends from the Bank. Oconee may also explore supplementary sources of income in the future. The expenditures of Oconee, including (but are not limited to) the payment of dividends to shareholders, if and when declared by the Oconee Board, the cost of servicing debt, legal fees and shareholder costs, will generally be paid from dividends paid to Oconee by the Bank.

As of December 31, 2022, Oconee had total consolidated assets of approximately $536.7 million, total consolidated gross portfolio loans of approximately $300.1 million, total consolidated deposits of approximately $494.9 million, and consolidated stockholders’ equity of approximately $29.1 million.

Oconee’s administrative offices are located at 41 North Main Street, Watkinsville, Georgia 30677 and the telephone number is (706) 769-6611.

The Bank

Oconee State Bank is a state-chartered bank headquartered in Watkinsville, Georgia. The Bank was established on February 1, 1960. The Bank operates four full-service banking offices and one limited-service banking office. The Bank’s main office is located at 35 North Main Street, Watkinsville, Georgia 30677.

The Bank’s deposit accounts are insured under the Federal Deposit Insurance Act up to the maximum amounts allowable by law. The Bank is subject to periodic examinations of its operations and compliance by the FDIC and the Georgia Department of Banking and Finance. See “Supervision and Regulation.”

The Bank provides a wide variety of lending products for both businesses and consumers. Commercial loan products include lines of credit, letters of credit, term loans, equipment loans, commercial real estate loans, construction loans, accounts receivable financing, and working capital financing. Financing products for individuals include auto, home equity, overdraft protection lines and, through a third-party provider, MasterCard debit cards. Real estate loan products include construction loans, land loans, mini-perm commercial real estate loans, and home mortgages.

As of December 31, 2022, the Bank had approximately $300.1 million in loans, net of unearned income. The Bank’s lending activity is concentrated primarily in real estate loans, which constitutes 90.2% of the Bank’s loan portfolio; commercial loans, which constitute 9.4% of the Bank’s loan portfolio; and consumer loans, which constitute 0.4% of the Bank’s loan portfolio as of December 31, 2022.

As a community-oriented bank, the Bank offers a wide array of personal, consumer and commercial services generally offered by a locally-managed, independently-operated bank. The Bank provides a broad range of deposit instruments and general banking services, including checking, savings accounts (including money market demand accounts), certificates of deposit for both business and personal accounts; internet banking services, such as cash management and Bill Pay; telebanking (banking by phone); courier services, ATM deposits and mobile banking services which includes mobile capture.

As of December 31, 2022, the Bank had approximately $494.9 million in deposits, which included $120.1 million in noninterest-bearing deposits and $374.8 million in interest-bearing deposits, representing 24% and 76%, respectively, of total deposits.

Recent Accounting Pronouncements

Information on recent accounting pronouncements, if applicable, is contained in Note 1 to the consolidated financial statements included herein.

Market Area and Competition

The Bank’s primary market area covers Oconee, Clarke, and Gwinnett counties in Georgia. In May 2022, the Bank announced expansion into the Macon (Bibb County, Georgia) market. The Oconee and Clarke combined market area is currently being served by approximately 17 competing banks represented by 40 full-service branches. The Gwinnett market area is currently being served by approximately 35 competing banks represented by 166 full-service branches. The Bibb market area is currently being served by approximately 14 competing banks represented by 36 full-service branches.

The banking business in these market areas tends to be highly competitive. Continued consolidation within the banking industry has contributed to the competitive environments over the past ten years, following on the heels of a relatively large number of FDIC-assisted takeovers of failed banks and other acquisitions of troubled financial institutions in the aftermath of the Great Recession. There are also a number of unregulated companies competing for business in our markets with financial products targeted at profitable customer segments. Many of those companies are able to compete across geographic boundaries and provide meaningful alternatives to traditional banking products and services. These competitive trends are likely to continue.

With respect to commercial bank competitors, the business is dominated by a relatively small number of major banks that operate a large number of offices within our geographic footprint. Many of the major banks operating in the area offer certain services that the Bank does not offer directly (but some of which the Bank offers through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits than the Bank.

In addition to other banks, our competitors include savings institutions, credit unions, and numerous non-banking institutions such as finance companies, insurance companies, brokerage firms, asset management groups, mortgage banking firms and internet-based companies. Technological innovations have lowered traditional barriers of entry and enabled many of these companies to offer services that previously were considered traditional banking products, and we have witnessed increased competition from specialized companies, including those that circumvent the banking system by facilitating payments via the internet, wireless devices, prepaid cards, or other means.

Strong competition for deposits and loans among financial institutions and non-banks alike affects interest rates and other terms on which financial products are offered to customers. Mergers between financial institutions have created additional pressures within the financial services industry to streamline operations, reduce expenses, and increase revenues in order to remain competitive.

In an effort to compete effectively, the Bank competes in its service area by using to the fullest extent possible the flexibility that its independent status and strong community ties permit. The Bank has a vision to be essential to the lives, businesses and communities that we serve. This includes an emphasis on creating remarkable experiences that significantly mark the lives of others. The Bank is proud to provide an unparalleled commitment to personalized service, innovative products and solutions, and to bring exceptional value to our customers through local ownership, involvement and decision-making.

Employees

As of December 31, 2022, Oconee had 84 full-time and 2 part-time employees. Of these individuals, 37 were officers of the Bank holding titles of Assistant Vice President or above.

Properties

The Bank operates four full-service financial centers and one support services space. As of December 31, 2022, we entered into a new lease for a location in the Macon-Bibb County, Georgia market that will open in April 2023. A list of our locations as of December 31, 2022 are as follows:

1.	Main Office – established February 1, 1960

35 North Main Street

Watkinsville, Georgia 30677

2.	Bogart Branch – established November 28, 1983

2441 Monroe Highway

Bogart, Georgia 30622

3.	Gwinnett Financial Center Branch (leased) – established September 4, 2018

2055 Sugarloaf Circle, Suite 50

Duluth, Georgia 30097

4.	Athens Financial Center Branch (leased) – established March 1, 2021

One Press Place

Athens, Georgia 30601

5.	Macon Financial Center Branch (leased) – opening on April 10, 2023

305 Third Street

Macon, GA 31201

6.	Corporate Headquarters – opened May 17, 2021

41 North Main Street

Watkinsville, Georgia 30677

Management believes that all of Oconee’s properties are adequately covered by insurance.

Legal Proceedings

From time to time, Oconee or the Bank may be involved in litigation relating to claims arising out of their normal course of business. As of the date of this Offering Circular, neither Oconee nor the Bank had any material pending legal matters or litigation.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion describes Oconee’s results of operations and also analyzes its financial condition as of and for the periods indicated. The financial information for the years ended December 31, 2022 and 2021 is derived from the Oconee audited consolidated financial statements. The below discussion should be read in conjunction with Oconee’s financial statements and the notes related thereto which appear elsewhere in this offering circular. This discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “RISK FACTORS” in this offering circular.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expenses in Oconee’s financial statements and accompanying notes. Management believes that the judgments, estimates and assumptions used in preparation of Oconee’s financial statements are appropriate given the factual circumstances as of December 31, 2022.

Various elements of Oconee’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Critical accounting policies are those that involve the most complex and subjective decisions and assessments and have the greatest potential impact on Oconee’s results of operation. In particular, management has identified one accounting policy that, due to judgments, estimates and assumptions inherent in this policy, and the sensitivity of Oconee’s financial statements to those judgments, estimates and assumptions, is critical to an understanding of Oconee’s financial statements. This policy relates to the methodology that determines the allowance for credit losses. Management believes the level of allowance at December 31, 2022 and at December 31, 2021 was adequate to absorb losses inherent in the loan portfolio. For detailed information regarding the allowance for credit losses, see “Loans and Asset Quality” and Note 3 to the consolidated financial statements included herein.

Recently Issued Accounting Standards

Refer to Note 1 to the consolidated financial statements contained herein for discussion of the recently issued accounting standards, if applicable.

Analysis of Financial Condition

Total assets decreased $34.4 million to $536.7 million at December 31, 2022 from $571.1 million at December 31, 2021. The primary decrease in assets was in cash and cash equivalents which decreased by $34.3 million, or 40.0%, due to a decline in retail and municipal deposits and to the investment of excess cash and cash equivalents into available for sale investment securities

Total liabilities decreased $24.1 million, or 4.5%, to $507.7 million at December 31, 2022 from $531.8 million at December 31, 2021. The decrease in liabilities was primarily driven by a decrease in total deposits of $24.8 million, or 4.8%. The decrease in deposits was mainly attributed to a decline in retail and municipal deposits. In the last half of 2022, we experienced a decline in deposits resulting from declines in government stimulus programs and declines in the savings rates of consumer and businesses.

Investment Securities

Total investment securities at December 31, 2022 decreased $2.5 million compared to December 31, 2021. The decrease is attributed to the decline in the gross unrealized gains/losses on the available for sale investment securities of $18.2 million being offset against the net purchases, sales and calls of investment securities of $15.7 million. Oconee has classified all of its investments as available for sale at December 31, 2022 and at December 31, 2021.

The following table sets forth the amortized cost and fair value of Oconee’s investment securities at the dates indicated:

	December 31,
	2022		2021
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

	(Dollars in Thousands)
U.S. Treasury	$47,166	$41,981	$36,773	$36,648
U.S. Agency	3,100	2,557	3,047	3,058
Mortgage-backed securities:
GSE residential	83,042	77,837	76,152	76,059
State, county, and municipal	36,343	29,913	38,006	38,324
Corporate securities	8,000	7,352	8,000	8,076

Total investment securities	$177,651	$159,640	$161,978	$162,165

The following table summarizes contractual maturities for Oconee’s investment securities and their weighted average yields at December 31, 2022. The actual timing of principal payments may differ from remaining contractual maturities, because obligors may have the right to prepay certain obligations. Yields are based on amortized cost of securities.

			After 1 Year But		After 5 Years But
	Within 1 Year		Within 5 Years		Within 10 Years		After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in Thousands)
U.S. Treasury	$—	—%	$12,182	1.76%	$29,799	1.33%	$—	—%
U.S. Agency	—	—%	—	—%	2,557	1.73%	—	—%
Mortgage-backed securities:
GSE residential	—	—%	3,732	3.29%	15,283	2.17%	58,822	4.20%
State, county, and municipal	—	—%	3,156	3.76%	13,002	1.78%	13,755	2.05%
Corporate securities	—	—%	—	—%	7,352	4.74%	—	—%

Total investment securities	$—	—%	$19,070	2.38%	$67,993	1.97%	$72,577	3.74%

Loans and Asset Quality

At December 31, 2022, Oconee’s loan portfolio, net of allowance for loan losses, was $295.6 million, a decrease of $2.4 million, or 0.8%, when compared to total loans, net of allowance for loan losses, of $298.0 million at December 31, 2021. During 2022, Oconee experienced an elevated level of payoffs due to the competitive environment and to customers using their excess liquidity. Management was able to offset almost all of these loan payoffs with new loan production.

	December 31,
	2022		2021
	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real estate-mortgage
1-4 family residential	$51,340	17.05%	$46,573	15.55%
Hotel	9,187	3.05%	12,787	4.27%
Other	208,389	69.21%	205,965	68.75%
Real estate-construction	1,724	0.57%	1,958	0.65%
Commercial, financial and agricultural	28,147	9.35%	29,834	9.96%
Consumer	2,331	0.77%	2,451	0.82%

Total (Non SBA PPP Loans)	301,118	100.00%	299,568	100.00%
SBA Paycheck Protection Program Loans	33		3,736

Gross Loans	301,151		303,304
Less: Deferred fees and costs, net	(1,021)		(781)
Less: allowance for loan losses	(4,549)		(4,542)

Loans, net	$295,581		$297,981

The PPP loans are 100% guaranteed by the SBA and are considered pass rated loans under the Bank’s internal loan grading system. Therefore, PPP loans are not presented in the following tables below.

The following table shows the maturity distribution and repricing intervals of Oconee’s outstanding loans at December 31, 2022. Balances of fixed rate loans are displayed in the column representative of the loan’s stated maturity date. Balances for variable rate loans are displayed in the column representative of the loan’s next interest rate change. Variable rate loans that are currently at their minimum rates are displayed at the loan’s stated maturity date.

		After One
	Within	By Within	After	Total
	One Year	Five Years	Five Years	Loans
	(Dollars in thousands)
Real estate-mortgage
1-4 family residential	$27,292	$21,277	$2,771	$51,340
Hotel	—	8,643	544	9,187
Other	54,176	95,712	58,501	208,389
Real estate-construction	761	—	963	1,724
Commercial, financial and agricultural	6,173	18,635	3,339	28,147
Consumer	732	1,352	247	2,331

Total Non SBA PPP Loans	$89,134	$145,619	$66,365	$301,118

Loans with variable (floating) interest rates	$58,761	$—	$—	$58,761
Loans with predetermined (fixed) interest rates	$30,373	$145,619	$66,365	$242,357

Nonperforming Assets

Nonperforming assets are comprised of loans for which Oconee is no longer accruing interest, and foreclosed assets or “other real estate owned” referred to as “OREO.” If Oconee grants a concession to a borrower in financial difficulty, the loans falls into the category of a troubled debt restructuring, which may be classified as either nonperforming or performing depending on the loan’s status. See “Note 3” of Oconee’s audited consolidated financial statements for additional information on Oconee’s Troubled Debt Restructuring policy. Loans are generally placed on nonaccrual status when they become 90 days past due unless management believes the loan is adequately collateralized and in the process of collection. OREO consists of properties acquired by foreclosure or similar means that Oconee intends to offer for sale. At December 31, 2022 and 2021, Oconee had no other real estate owned.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings, and interest is recognized on a cash basis or cost recovery method when such loans are placed on nonaccrual status.

The following table provides information with respect to the components of Oconee’s nonperforming assets at the dates indicated:

	December 31,
	2022	2021
	(Dollars in thousands)
Nonaccrual Loans:
Real estate-mortgage
1-4 family residential	$165	$179
Hotel	5,084	5,450
Other	—	—
Real estate-construction	—	—
Commercial, financial and agricultural	75	—
Consumer	—	—

Total	$5,324	$5,629

Loans 90 days or more past due and still accruing	—	—

Total	$5,324	$5,629

Total nonperforming loans	5,324	5,629
Other real estate owned	—	—
Total nonperforming assets	5,324	5,629
Trouble debt restructurings (TDR)	—	—
Nonperforming loans as a percentage of total loans	1.77%	1.86%
Nonperforming assets as a percentage of total loans and other real estate owned	1.77%	1.86%
Allowance for loan losses to nonperforming loans	85.45%	80.70%

Allowance for Loan Losses

In originating loans, Oconee’s management recognizes that credit losses will be experienced and the risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the collateral for such loan. The allowance for loan losses represents Oconee’s estimate of the allowance necessary to provide for potential loan loss exposure. See Oconee’s audited consolidated financial statements, Note “3”, for additional information relating to Oconee’s methodology which is included herein.

The allowance for loan losses is based on estimates and ultimate losses will vary from current estimates. These estimates are reviewed and adjustments are reported as provision expense if it becomes necessary to increase or decrease the allowance to ensure the balance is adequate given the risk inherent in the loan portfolio.

The following table sets forth an analysis of the activity in Oconee’s allowance for loan losses for the periods indicated:

	Years Ended December 31,
	2022	2021
	(Dollars in thousands)
Balances:
Average total loans outstanding during period, net of unearned income	$297,833	$280,443
Total loans outstanding at end of period, net of unearned income	300,130	302,523
Allowance for Loan Losses:
Balance at beginning of period	4,542	4,057
Charge-offs:
Real estate-mortgage	—	5
Real estate-construction	—	—
Commercial, financial and agricultural	—	—
Consumer	4	10

Total charge-offs	4	15
Recoveries:
Real estate-mortgage	—	—
Real estate-construction	—	—
Commercial, financial and agricultural	—	—
Consumer	11	44

Total recoveries	11	44

Net loan charge-offs (recoveries)	(7)	(29)

Provision for loan losses	—	456

Balance at end of period	$4,549	$4,542

Ratios:
Net loan charge-offs to average total loans	0.00%	-0.01%
Provision for loan losses to average total loans	0.00%	0.16%
Allowance for loan losses to gross loans at end of period	1.52%	1.50%
Allowance for loan losses to total nonperforming loans	85.45%	80.70%
Net loan charge-offs to allowance for loan losses at end of period	-0.15%	-0.64%
Net loan charge-offs to provision for loan losses	0.00%	-6.36%

The following table provides a breakdown of the allowance for loan losses by categories at the dates indicated:

	At December 31,
	2022		2021
		% of Loans		% of Loans
	Amount	to Total Loans	Amount	to Total Loans

	(Dollars in Thousands)
Real estate - mortgage	$3,045	89.31%	$2,686	88.57%
Real estate - construction	12	0.57%	10	0.65%
Commercial, financial and agricultural	219	9.35%	145	9.96%
Consumer	17	0.77%	19	0.82%
Unallocated	1,256	0.00%	1,682	0.00%

	$4,549	100.00%	$4,542	100.00%

Deposits

Total deposits at December 31, 2022 were $494.9 million, a decrease of $24.8 million, or 4.8%, when compared to total deposits of $519.7 million at December 31, 2021. The decrease in deposits was mainly attributed to a decline in retail and municipal deposits. In the last half of 2022, we experienced a decline in deposits resulting from declines in government stimulus programs and declines in the savings rates of consumer and businesses.

At December 31, 2022 and 2021, Oconee had concentrations of deposits with two municipal customers of $54.4 million and $64.8 million, respectively. The concentrations of deposits for these two municipal customers did not impose any restrictions on Oconee’s operations. In addition, these two municipal customers tend to have larger deposit balances during the third and fourth quarter which correlate with their tax receipts.

Oconee had Insured Cash Sweep (ICS) deposits through Promontory/IntraFI Network of $66.4 million and $74.9 million at December 31, 2022 and 2021, respectively. Oconee’s ICS reciprocal deposits consist of state, county and municipal deposits which are fully insured through this program.

The following table sets forth Oconee’s deposits as a percentage of total deposits for the dates indicated:

	At December 31,
	2022		2021
		% of Total		% of Total
	Amount	Deposits	Amount	Deposits

	(Dollars in thousands)
Demand	$120,057	24.26%	$107,488	20.69%
Interest-bearing demand	248,623	50.24%	271,898	52.32%
Savings	83,798	16.93%	86,196	16.58%
Time deposits	42,392	8.57%	54,112	10.41%

Total deposits	$494,870	100.00%	$519,694	100.00%

The scheduled maturity distribution of Oconee’s time deposits at December 31, 2022 was as follows:

	Time Deposits	Time Deposits
	$250,000 or	Less than
	Greater	$250,000	Total
	(Dollars in thousands)
Months to Maturity
Three months or less	$563	$4,202	$4,765
Three to six months	989	5,438	6,427
Six to twelve months	1,116	8,573	9,689
Over one year	10,932	10,579	21,511

Total	$13,600	$28,792	$42,392

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

As of December 31, 2022 and 2021, management performed an analysis of the deferred tax assets and liabilities and determined that no tax valuation allowance was deemed necessary since Oconee is likely to realize the deferred tax asset.

Borrowing Activities and Liquidity

Subordinated Notes Payable

On August 7, 2020, Oconee issued subordinated notes payable for $10 million. The notes mature on August 7, 2030, with interest payments due on March 28, June 28, September 28, and December 28 of each year at a fixed rate of 6.00% until August 7, 2025. After August 7, 2025, and until maturity, interest payments are due on the same payment schedule but at a variable rate of three-month SOFR plus five hundred ninety-six basis points resetting each quarter. The company may redeem the notes, in whole or in part, on or after the fifth anniversary of the note agreements. Oconee incurred and capitalized debt issuance costs of $239,000, and these costs are being amortized into interest expense over the life of the notes on a straight line basis. The net carrying value of the subordinated notes payable was $9.8 million at December 31, 2022 and 2021.

Liquidity

Oconee is approved to borrow from the Federal Reserve discount window program. As of December 31, 2022, Oconee has not pledged any loans or securities but would be required to if they want to borrow using this program. There were no borrowings outstanding under this program at December 31, 2022 and 2021.

Oconee is approved to borrow from the Federal Home Loan Bank of Atlanta. As of December 31, 2022, Oconee had pledged loans totaling approximately $133.7 million and had an available credit line of approximately $133.2 million. There were no borrowings outstanding under this line at December 31, 2022 and 2021.

Oconee had $12.0 million available for the purchase of overnight federal funds from two correspondent financial institutions as of December 31, 2022 and 2021. There were no amounts outstanding under these lines as of December 31, 2022 and 2021.

Capital Resources

At December 31, 2022, Oconee had total stockholders’ equity of $29.1 million compared to $39.3 million at December 31, 2021. The decrease of $10.2 million, or 26.1%, is mostly attributed to decline in the accumulated other comprehensive income of $13.8 million stemming from the unrealized losses in Oconee’s investment portfolio and the cash dividends paid to our stockholders in 2022 being offset by the retained earnings.

Dividends paid by the Bank are the primary source of funds available to Oconee for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year’s net earnings, the ratio of equity capital to total assets, and other specific regulatory restrictions. At December 31, 2022, approximately $2.3 million of retained earnings was available for dividend declaration without regulatory approval.

As of December 31, 2022, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category. See Note 12, “Regulatory Matters,” in the audited consolidated financial statements included within this offering circular.

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of December 31, 2022:
Total Capital to Risk Weighted Assets	$53,762	14.63%	$29,395	8.00%	$36,744	10.00%
Tier 1 Capital to Risk Weighted Assets	$49,213	13.39%	$22,046	6.00%	$29,395	8.00%
Common Equity Tier 1 Capital to Risk Weighted Assets	$49,213	13.39%	$16,535	4.50%	$23,884	6.50%
Tier 1 Capital to Average Assets	$49,213	9.09%	$21,662	4.00%	$27,078	5.00%
As of December 31, 2021:
Total Capital to Risk Weighted Assets	$50,004	14.13%	$28,311	8.00%	$35,389	10.00%
Tier 1 Capital to Risk Weighted Assets	$45,579	12.88%	$21,233	6.00%	$28,311	8.00%
Common Equity Tier 1 Capital to Risk Weighted Assets	$45,579	12.88%	$15,925	4.50%	$23,003	6.50%
Tier 1 Capital to Average Assets	$45,579	8.09%	$22,531	4.00%	$28,164	5.00%

Results of Operations

General

Oconee earns income from two primary sources: (1) net interest income, which is interest income generated by earning assets less interest expense on interest-bearing liabilities and (2) non-interest income, which primarily consists of customer service charges and fees, mortgage origination income, gain on sale of SBA loans, and earnings on bank-owned life insurance. The majority of Oconee’s non-interest expenses are operating costs that relate to providing a full range of banking services to our Bank’s customers.

The following table summarizes Oconee’s results of operations and sets forth Oconee’s return on equity and assets for the period indicated:

	Year Ended December 31,
	2022	2021	$Variance	% Variance

	(Dollars in thousands)
Net interest income	$16,409	$15,626	$783	5.01%
Provision for loan losses	—	456	(456)	(100.00%)
Non-interest income	4,850	4,381	469	10.71%
Non-interest expense	15,930	15,819	111	0.70%
Income tax	1,205	732	473	64.62%
Net income	4,124	3,000	1,124	37.47%
Return on average assets	0.75%	0.56%		0.19%
Return on average equity	13.29%	7.73%		5.56%
Dividend payout ratio	15.21%	19.41%		(4.20%)
Average equity to average assets	5.66%	7.19%		(1.53%)

Net Income

Oconee’s net income was $4.1 million for the year ended December 31, 2022 compared to $3.0 million for the year ended December 31, 2021. The increase in net income of $1.1 million is mostly attributed to increases in net interest income from investment securities and interest-bearing bank balances. In addition, Oconee did not record any provision for loan loss for 2022 compared to $456 thousand recorded for 2021.

Interest Income

Interest income was $17.9 million for the year ended December 31, 2022 compared to $17.2 million for the year ended December 31, 2021, a year-over-year increase of $581 thousand, or 3.4%. The increase in interest income is mostly attributed to an approximately $1.3 million increase from interest income on investment securities and approximately $641 thousand recognized on interest income from interest-bearing bank balances being offset by the decrease in interest income and related fees on loans of $1.4 million. During 2021, Oconee recognized approximately $1.2 million from interest income and related fees on loans originated from the PPP programs.

Interest Expense

Interest expense was $1.4 million for the year ended December 31, 2022 compared to $1.6 million for the year ended December 31, 2021, a year-over-year decrease of $203,000, or 12.3%. The decrease is mostly attributed to interest expense on deposits decreasing due to a decline on average rates paid in 2022 versus 2021. See “Deposits” above for additional information related to Oconee’s deposits.

Provision for Loan Losses

The provision for loan losses is the periodic charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level. The amounts of these charges are based on management’s analysis of the potential risk in the loan portfolio.

For the year ended December 31, 2022 Oconee did not record a provision for loan losses compared to $456 thousand of provision for loan losses recorded for the year ended December 31, 2021. The year-over-year decrease in the provision for loan losses of $456 thousand, or 100.0%, is attributed to the decrease in the loan portfolio during 2022. During 2022, loans, net of the allowance for loan losses decreased $2.4 million, or 0.8%, when compared to 2021. See “Loans and Asset Quality” above and Note 3, “Loans” in the audited consolidated financial statement included within this offering circular for additional information related to Oconee’s allowance for loan losses.

Non-interest Income

Non-interest income consist primarily of customer service charges and fees; net gain/loss on sale of securities; mortgage origination income; gain on sale of SBA loans; commissions from wealth management services; gain/loss on sale of fixed assets; and earnings on bank-owned life insurance. For the year ended December 31, 2022, the non-interest income was $4.8 million compared to $4.4 million for the year ended December 31, 2021. The year-over-year increase of $469 thousand, or 10.7%, is mostly attributed to an increase in the gain on sale of SBA loans of approximately $896 thousand during 2022 when compared to prior year. In 2022, Oconee was able to return their focus back to SBA lending since the PPP programs ended. In addition, Oconee recognized a gain on the sale of fixed assets of $218 thousand from the sale of one of its financial centers in May 2022. In 2021, Oconee recognized a loss on the sale of fixed assets of $268 thousand from impairment write-downs on several fixed assets. Oconee also increased earnings on bank-owned life insurance by $71 thousand when comparing 2022 to 2021. Oconee purchased additional bank-owned life insurance policies on several employees in November 2021. Mortgage origination income decreased $1.1 million during 2022 when compared to prior year. The decrease was attributed to a decrease in the volume of mortgage originations due to the rising rate environment that occurred in 2022.

Non-interest expense

Non-interest expense totaled $15.9 million for the year ended December 31, 2022 when compared to $15.8 million for the year ended December 31, 2021. The year-over-year increase of $111 thousand, or 0.7%, is mostly attributed to an increase of $196 thousand in salaries and employee benefits and an increase of $183 thousand in brokerage fees related to new SBA loan originations during 2022. Occupancy expense decreased $244 thousand during 2022 when compared to 2021 due to the elimination of the rent expense of the previous operations center which expired in November 2021. In May 2021, Oconee relocated its corporate headquarters to a new location once the building was completed.

Salaries and employee benefits increased $196 thousand, or 2.1%, when comparing 2022 to 2021. The year-over-year increase is attributed to several factors. Officer and employee salaries increased $366 thousand, or 6.1%, which is primarily attributable to merit pay increases and the hiring of several key employees that will enhance its profitability in the future. SERP benefits expense increased $83 thousand, or 37.7%, which is mainly due to the adoption of additional SERP plan for one key officer of Oconee. Employee group insurance expense increased $62 thousand, or 10.7%, for 2022 which is due to our insurance carrier temporarily reducing our insurance cost for our employees in 2021. Commission expense decreased $395 thousand, or 43.8%, which is mostly attributed to the Bank’s mortgage department having a decrease in production of mortgage loans during 2022.

Average Balances and Yields

The table below indicates the relationship between interest income and interest expense and the average amounts of assets and liabilities for the periods indicated. As shown in the table, both average assets and average liabilities for the twelve months ended December 31, 2022 increased compared to the same period in 2021. The increase in average assets was primarily driven by the increase in average investment securities of $40.8 million, or 34.6%, being offset by the decrease in interest-bearing deposits in other banks of $19.7 million, or 26.5%, and the decrease in loans, net of unearned income of $16.0 million, or 5.1%, when comparing 2022 to 2021. The increase in average liabilities was mostly attributed to an increase in the average interest-bearing deposits of $11.5 million, or 3.6%.

The yield on interest-bearing deposits decreased from 0.27% for the year ended December 31, 2021 to 0.21% for the year ended December 31, 2022. The decreases in deposit costs year over year is partially associated to market driven changes impacting our cost of funds attributable to the falling interest rates that occurred in 2021. Starting in the second half of 2022, the market for interest-bearing deposits changed to a rising rate environment and management is periodically reviewing the yields in managing the net interest margin. In March 2020, the Federal Reserve’s Federal Open Market Committee lowered interest rates twice for a total reduction of 150 basis points in response to the COVID-19 pandemic, which was the most aggressive action taken by the FOMC since the financial crisis in 2008. From March 2020 and throughout 2021, the Federal Reserve Bank did not raise nor lower the interest rates which kept the interest rates at a low rate. During 2022, the Federal Reserve Bank increased the interest rates seven times for an overall total of 425 basis points.

	Year Ended December 31,
	2022			2021
		Interest			Interest
	Average	Income/	Average	Average	Income/	Average
	Balance (1)	Expense	Rate/Yield	Balance (1)	Expense	Rate/Yield

	(Dollars in thousands)
Assets
Interest-earning assets:
Loans, net of unearned income	$297,833	$13,783	4.65%	$313,837	$15,122	4.82%
Loans held for sale	1,657	77	4.65%	6,130	140	2.28%
Investment securities	158,693	3,249	2.10%	117,938	1,908	1.72%
Other interest income	54,727	743	1.34%	74,439	102	0.12%

Total interest-earning assets	512,910	17,852	3.48%	512,344	17,272	3.37%
Noninterest-earning assets	34,710			27,578

Total assets	$547,620			$539,922

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Interest-earning demand and savings	$331,689	$332	0.10%	$320,191	$400	0.13%
Other time	50,368	451	0.90%	55,043	601	1.09%

Total interest-bearing deposits	$382,057	783	0.21%	$375,234	1,001	0.27%
Subordinated notes	9,807	645	6.58%	9,783	645	6.59%
Other borrowings	480	15	3.16%	—	—	0.00%

Total other interest-bearing liabilities	10,287	660	6.42%	9,783	645	6.59%
Total interest-bearing liabilities	392,344	1,443	0.37%	385,017	1,646	0.43%

Noninterest-bearing liabilities:
Demand deposits	114,179			107,902
Other liabilities	10,080			8,178
Stockholders’ equity	31,017			38,825

Total noninterest-bearing liabilities and stockholders’ equity	155,276			154,905
Total liabilities and stockholders’ equity	$547,620			$539,922

Interest rate spread			3.11%			2.94%
Net interest income		$16,409			$15,626

Net interest margin			3.20%			3.05%

(1) The average balances reported in the table are computed on a daily average.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on Oconee’s net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2022 Compared to 2021
	Increase (decrease)
	due to changes in
	Volume	Rate	Net Change

	(Dollars in thousands)
Interest-earning assets:
Loans, net of unearned income	$(1,443)	$104	$(1,339)
Loans held for sale	(208)	145	(63)
Investment securities	513	828	1,341
Other interest income	(24)	665	641

Total interest-earning assets	(1,162)	1,742	580
Interest-bearing liabilities:
Interest-earning demand and savings	12	(80)	(68)
Other time	(51)	(99)	(150)
Subordinated notes	—	—	—
Other borrowings	—	15	15

Total interest-bearing liabilities	(39)	(164)	(203)
Change in net interest income	$(1,123)	$1,906	$783

Acquisition of Elberton Federal Savings & Loan Association

On December 15, 2022, Oconee and Elberton entered into an amended and restated agreement and plan of merger conversion in which Oconee will acquire Elberton, subject to regulatory approval. The original agreement was announced on June 1, 2021. Elberton will convert to a stock form of organization and will immediately thereafter merge into Oconee State Bank. As part of the transaction, Oconee will offer shares of its common stock to qualifying eligible Elberton account holders and possibly others in a subscription offering and a community offering. Additionally, in connection with the merger conversion, Oconee State Bank will establish a “liquidation account” for the benefit of eligible depositors of Elberton and the liquidation rights of such eligible depositors of Elberton shall have equal priority in the event of a liquidation of Oconee State Bank as other account holders of Oconee State Bank who have liquidation rights. See “Description of Merger Conversion and Related Agreements” above for additional information relating to the acquisition.

For the years ended December 31, 2022 and 2021, Oconee incurred $113,252 and $360,224, respectively, in acquisition-related expenses that were recognized in Oconee’s consolidated income statements. In addition, Oconee had deferred cost incurred relating to the acquisition of $119,598 and $73,630 as of December 31, 2022 and 2021, respectively. The deferred cost are being accounted on Oconee’s consolidated balance sheet and will offset against the proceeds from the offering if the merger is successful. However, if the merger is deemed not successful, then Oconee will recognize the deferred cost immediately as an expense on Oconee’s consolidated income statement.

Recent Developments

Oconee Financial Corporation

As of March 31, 2023, Oconee had total assets of approximately $526.1 million, total deposits of approximately $466.2 million, total loans of approximately $303.1 million and shareholders’ equity of approximately $31.4 million.

Total assets decreased to $526.1 million at March 31, 2023 from $536.7 million at December 31, 2022. The primary decrease in assets was due to a $19.2 million, or 37.4%, decrease in cash and cash equivalents due to a seasonal decline in municipal deposits. Loans, net of unearned income increased $3.0 million, or 1.0%, and total securities available for sale increased $3.0 million, or 1.9%, when comparing March 31, 2023 to December 31, 2022.

At March 31, 2023, total liabilities decreased $13.0 million, or 2.6%, when compared to December 31, 2022. The decrease in liabilities was primarily driven by a decrease in total deposits of $28.7 million, or 5.8%, attributed to a seasonal decline in municipal deposits. This decrease was offset by an increase in other borrowings of $15.0 million at March 31, 2023 through a short-term advance with Federal Home Loan Bank.

Stockholders’ equity at March 31, 2023 was $31.4 million compared to $29.1 million at December 31, 2022. The increase was mainly attributed to the improvement of the accumulated other comprehensive loss which decreased $2.0 million when comparing the two periods. In addition, net income for the three months ended March 31, 2023 was $1.1 million. These increases were offset by a cash dividend of $762 thousand, or $0.85 per share, that was declared for the shareholders of record as of March 15, 2023 and was payable on April 3, 2023. As of March 31, 2023, Oconee State Bank’s Tier 1 leverage ratio was 9.48%, which is above the “well capitalized” federal regulatory requirements of 5.00%. In addition, the Bank had a common equity tier 1 capital ratio and tier 1 capital ratio of 13.45% and a total capital ratio of 14.68%, all of which are above the “well capitalized” federal regulatory requirements.

Net income was $1.1 million for the three months ended March 31, 2023 compared to $590 thousand for the three months ended March 31, 2022. Interest income was $5.6 million for the three months ended March 31, 2023 compared to $3.9 million for the three months ended March 31, 2022. Interest income increased $1.6 million, or 41.7%, when comparing the two periods. The increase in interest income was attributed to a $702 thousand increase in interest income on investment securities, a $268 thousand increase from interest income on interest-bearing bank balances and a $669 thousand increase in interest income and related fees on loans.

Interest expense was $714 thousand for the three months ended March 31, 2023 compared to $327 thousand for the three months ended March 31, 2022. Interest expense increased $387 thousand, or 118.3%, when comparing the three months ended March 31, 2023 to March 31, 2022. Interest expense on deposits increased $348 thousand and interest expense on other borrowings increased $39 thousand when comparing the two periods. The increase in interest expense on deposits was attributed to an increase in the average rates paid on deposits for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase in interest expense on borrowings was attributed to an increase in the average balance on borrowings for the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

Noninterest income was $1.2 million for the three months ended March 31, 2023 compared to $1.1 million for the three months ended March 31, 2022. Noninterest income increased $105 thousand, or 9.8%, when comparing the three months ended March 31, 2023 to March 31, 2022. This increase is attributed to an increase in SBA loan related income of $346 thousand, offset by a decrease in mortgage banking income of $241 thousand when comparing the two periods. The increase in SBA loan related income was attributed to Oconee’s renewed efforts to focus on SBA loans. The decrease in mortgage banking income was attributed to a decrease in volume of mortgage originations stemming from the rising rate environment that started in 2022.

Noninterest expense was $4.5 million for the three months ended March 31, 2023 compared to $3.9 million for the three months ended March 31, 2022. Salaries and employee benefits increased $305 thousand, or 13.2%, which was primarily attributable to merit pay increases and the hiring of several key employees that we believe will enhance Oconee’s profitability in the future. In addition, there was an increase of $84 thousand in brokerage fees related to the new SBA loan originations during 2023 and an increase of $84 thousand in legal fees stemming from the upcoming acquisition of Elberton.

The following table sets forth certain of Oconee’s financial data as of March 31, 2023 and the three months ended March 31, 2023 and March 31, 2022, which is derived from unaudited consolidated financial statements.

	March 31,
	2023	2022
	(Amounts in thousands) (Unaudited)
Results of Operations:
Interest income	$5,553	$3,920
Interest expense	714	327

Net interest income	4,839	3,593
Provision for loan losses	—	—

Net interest income after provision for loan losses	4,839	3,593
Noninterest income	1,174	1,069
Noninterest expenses	4,500	3,900

Income before income taxes	1,513	762
Income tax expense	385	172

Net income	$1,128	$590

	March 31,	December 31,
	2023	2022
Financial Condition:
Total assets	$526,081	$536,748
Investment securities available for sale	162,672	159,640
Loans, net of unearned income	303,106	300,130
Allowance for loan losses	(4,333)	(4,549)
Total deposits	466,176	494,870
Other borrowings	15,000	—
Subordinated notes	9,824	9,818
Total stockholders’ equity	31,434	29,083

	March 31,
	2023	2022
Performance Ratios:
Return on average assets	0.86%	0.42%
Return on average equity	14.68%	6.74%
Net interest margin	3.90%	2.65%
Efficiency ratio	74.84%	83.66%
Dividend payout ratio	16.89%	26.56%
Average equity to average assets	5.84%	6.18%
Net loans to deposits at period end	65.33%	56.98%
Asset Quality:
Allowance for loan losses to total loans	1.42%	1.55%
Non-accrual loans to total loans, gross	1.72%	1.89%
Nonperforming assets to total loans and other real estat	1.72%	1.89%
Allowance for loan losses to non-performing loans	83.16%	81.98%
Net loan losses (recoveries) to average loans	0.00%	-0.01%
Per Share Data:
Earnings per share, basic	1.26	0.66
Earnings per share, diluted	1.26	0.66
Cash dividends paid	0.85	0.70
Book value per common share	35.06	36.49
Weighted average shares outstanding, basic	897,245	896,074
Weighted average shares outstanding, diluted	897,245	896,074
Regulatory Capital Ratios (Bank):
Tier 1 capital to adjusted average assets (Leverage ratio)	9.48%	8.09%
Common equity Tier 1 capital to risk-weighted assets	13.45%	13.20%
Tier 1 capital to risk-weighted assets	13.45%	13.20%
Total capital to risk-weighted assets	14.68%	14.45%

Elberton Federal Savings & Loan Association

Elberton’s unaudited financial statements as of and for the three months ended March 31, 2023 are not yet available. The following selected preliminary unaudited financial information regarding Elberton’s performance and financial position as of and for the three months ended March 31, 2023 is based solely on management’s estimates reflecting preliminary financial information, and remains subject to additional procedures, including its normal quarterly closing procedures, and our consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management’s estimates, which we expect to complete following the date of this proxy statement. These additional procedures could result in material changes to Elberton’s preliminary estimates during the course of our preparation of our unaudited consolidated financial statements as of and for the three months ended March 31, 2023.

At March 31, 2023 (unaudited)
Selected Financial Condition Data:	(In thousands)
Total assets	$26,770
Cash and cash equivalents	1,307
Securities available for sale	1,767
FHLB stock	184
Loans, net	22,927
Premises and equipment, net	211
Deposits	18,791
Borrowings	3,250
Capital	4,688

For the Three Months Ended March 31, 2023 (unaudited)
Selected Operating Data:	(In thousands)
Interest income	$236
Interest expense	57

Net interest income	179
Provision for loan losses	—

Net interest income after provision for loan losses	179
Other income	2
Other expense	255

Loss before income tax expense	(74)
Income tax expense	—

Net loss	$(74)

At or For the Three Months Ended March 31, 2023
Performance Ratios:
Return on average assets(1)	(1.12)%
Return on average equity(1)	(6.30)%
Interest rate spread(1) (2)	2.65%
Net interest margin(1) (3)	2.80%
Non-interest expense to average assets(1)	3.85%
Efficiency ratio(4)	140.93%
Average interest-earning assets to average interest-bearing liabilities(1)	117.38%
Capital Ratios:
Average equity to average assets	17.77%
Community bank leverage ratio	17.81%
Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	0.18%
Allowance for loan losses as a percentage of non-performing loans	9.93%
Net (charge-offs) recoveries to average outstanding loans during the period(1)	0.00%
Non-performing loans as a percentage of total loans	1.78%
Non-performing loans as a percentage of total assets	1.53%
Total non-performing assets as a percentage of total assets	1.53%
Other:
Number of offices	1
Number of full-time employees	4
Number of part-time employees	1

(1)	Performance metrics are presented on an annualized basis.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percentage of average interest-earning assets.
(4)	Represents non-interest expenses divided by the sum of net interest income and non-interest income.

As of March 31, 2023, Elberton had total assets of $26.8 million, net loans of $22.9 million and total deposits of $18.8 million. For the three months ending March 31, 2023, Elberton’s net loss was $74,000. For the three months ended March 31, 2023, total deposits decreased by approximately $1.8 million, or 8.8%, to approximately $18.8 million. This decrease in deposits was driven largely by a small number of large depositors withdrawing from their savings accounts to achieve higher yields. In order to maintain strong liquidity, Elberton increased its borrowings by $750,000, or 30%, to approximately $3.3 million.

The increased borrowings, which were taken in the form of advances from the Federal Home Loan Bank of Atlanta, have a higher rate than deposits, thereby increasing Elberton’s interest expense to approximately $57,000 for the three months ended March 31, 2023, as compared to approximately $39,000 for the three months ended March 31, 2022. Noninterest expense also increased approximately 10.4% from approximately $231,000 for the three months ended March 31, 2022 to approximately $255,000 for the three months ended March 31, 2023, primarily driven by additional staffing and increased compensation expenses. These factors contributed to Elberton’s net loss for the three months ended March 31, 2023 increasing to approximately $74,000 from approximately $39,000 for the three months ended March 31, 2022.

The final results as of and for the three months ended March 31, 2023 may differ materially from the preliminary results above. Those final results may differ materially from the preliminary results herein due to, among other things, information relating to the periods ending on or prior to March 31, 2023 that are not known until after such preliminary results are provided, Elberton’s consideration of subsequent events, and the finalization of Elberton’s quarterly financial and accounting procedures. Further, Elberton’s results for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the full year ended December 31, 2023. Consequently, you should not place undue reliance upon the above preliminary first quarter results.

OCONEE FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	Years Ended December 31,
	2022	2021
	(Audited)	(Audited)
ASSETS
Cash and cash equivalents	$51,430,016	$85,774,514
Investment securities available for sale	159,640,457	162,165,152
Federal Home Loan Bank stock	285,500	247,400
Loans held for sale	140,409	1,212,617
Loans, net of unearned income	300,130,642	302,523,687
Allowance for loan loss	(4,549,357)	(4,542,292)

Loans, net	295,581,285	297,981,395
Premises and equipment, net	8,000,576	8,602,518
Accrued interest receivable and other assets	21,669,411	15,158,402

Total Assets	$536,747,654	$571,141,998

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$494,869,684	$519,693,969
Subordinated debenture, net of capitalized expenses	9,818,393	9,794,445
Accrued expenses and other liabilities	2,976,386	2,320,963

Total Liabilities	507,664,463	531,809,377

Stockholder’s Equity:
Common Stock	1,795,900	1,795,076
Restricted Stock	(43,528)	(38,311)
Additional Paid in Capital	4,176,342	4,159,822
Retained earnings	36,764,762	33,268,328
Accumulated other comprehensive income (loss)	(13,610,285)	147,706

Total Stockholder’s Equity	29,083,191	39,332,621

Total Liabilities and Stockholder’s Equity	$536,747,654	$571,141,998

OCONEE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2022	2021
	(Audited)	(Audited)
Interest Income:
Interest and fees on loans	$13,860,357	$15,262,317
Interest and dividends on securities:
State, County & Municipal	765,942	685,752
Treasuries & Agencies	2,103,601	875,535
Corporate	379,271	346,038
Other interest income	743,302	102,278

Total interest income	17,852,473	17,271,920

Interest Expense:
Deposits	783,609	1,001,740
Other	659,916	644,749

Total Interest Expense	1,443,525	1,646,489

Net interest income	16,408,948	15,625,431
Provision for loan losses	—	456,000

Net income after provision for loan losses	16,408,948	15,169,431

Other income:
Service charges on deposit accounts	645,856	458,943
Gain (loss) on sale of assets	218,227	(268,123)
Net gain on sale of securities	749	172,312
Mortgage origination income	1,017,698	2,067,991
Gain on sale of loans	1,074,252	178,608
Commissions on investment sales	122,104	187,329
Other	1,770,880	1,583,464

Total other income	4,849,766	4,380,524

Other expenses:
Salaries and employee benefits	9,496,173	9,300,150
Occupancy	1,181,164	1,425,137
Other operating	5,253,020	5,093,205

Total noninterest expense	15,930,357	15,818,492

Income before income tax	5,328,357	3,731,463
Income tax	1,204,672	731,934

Net income	$4,123,685	$2,999,529

Period-Ending Outstanding Shares	896,824	896,412
Weighted Average Shares Outstanding	896,991	896,260
Net income per share	$4.60	$3.35

OCONEE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Audited)

	2022	2021
Net Income	$4,123,685	$2,999,529

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on derivative financial instruments:
Holding gains (losses) arising during period, net of tax expense of $68,291 and $0, respectively	(201,632)	—
Reclassification adjustment for amortization included in net income, net of tax benefit of $15,361 and $0, respectively	45,353	—
Unrealized losses on securities available for sale:
Holding losses arising during period, net of tax benefit of $4,595,787 and $394,063, respectively	(13,601,152)	(1,105,987)
Reclassification adjustment for gains included in net income, net of tax expense for $189 and $45,266, respectively	(560)	(127,046)

Total other comprehensive loss	(13,757,991)	(1,233,033)

Comprehensive income (loss)	$(9,634,306)	$1,766,496

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2022 AND 2021

(Audited)

	Common Stock	Restricted Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance, December 31, 2020	$1,794,250	$(37,976)	$4,147,114	$30,850,978	$1,380,739	$38,135,105
Change in net unrealized income (loss) on investment securities available for sale, net of tax	—	—	—	—	(1,233,033)	(1,233,033)
Issuance of restricted stock	1,500	(25,748)	24,248	—	—	—
Repurchase and retirement of common stock	(674)	—	(11,540)	—	—	(12,214)
Stock based compensation expense	—	25,413	—	—	—	25,413
Dividends paid ($0.65 per share)	—	—	—	(582,179)	—	(582,179)
Net income	—	—	—	2,999,529	—	2,999,529

Balance, December 31, 2021	1,795,076	(38,311)	4,159,822	33,268,328	147,706	39,332,621
Change in net unrealized income (loss) on investment securities available for sale and derivatives, net of tax	—	—	—	—	(13,757,991)	(13,757,991)
Issuance of restricted stock	1,500	(32,212)	30,712	—	—	—
Repurchase and retirement of common stock	(676)	—	(14,192)	—	—	(14,868)
Stock based compensation expense	—	26,995	—	—	—	26,995
Dividends paid ($.70 per share)	—	—	—	(627,251)	—	(627,251)
Net income	—	—	—	4,123,685	—	4,123,685

Balance, December 31, 2022	$1,795,900	$(43,528)	$4,176,342	$36,764,762	$(13,610,285)	$29,083,191

See Notes to Consolidated Financial Statements.

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022 AND 2021

(Audited)

	2022	2021
OPERATING ACTIVITIES
Net income	$4,123,685	$2,999,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion	1,454,222	1,064,004
Provision for loan losses	—	456,000
Proceeds from sales of mortgage loans held for sale	35,784,863	77,974,968
Originations of mortgage loans held for sale	(35,214,655)	(72,976,028)
Gain on sale of investment securities, net	(749)	(172,312)
(Gain) loss on sale of assets	(218,227)	268,123
Gain on sale of loans	(1,074,252)	(178,608)
Stock compensation expense	26,995	25,413
Increase in bank owned life insurance Change in:	(322,691)	(251,779)
Accrued interest receivable and other assets	1,411,330	55,888
Accrued interest payable and other liabilities	584,342	443,654

Net cash provided by operating activities	3,732,203	9,708,852

INVESTING ACTIVITIES
Purchase of investment securities available for sale	(30,146,327)	(129,079,792)
Proceeds from calls and maturities of investment securities available for sale	8,702,469	9,416,103
Purchase of derivative financial instrument	(447,000)	—
Proceeds from sales of investment securities available for sale	4,993,302	31,013,443
Net (increase) decrease in Federal Home Loan Bank stock	(38,100)	112,300
Net change in loans	3,976,362	21,130,375
Purchases of bank owned life insurance	—	(3,500,000)
Proceeds from sales of fixed assets	681,500	—

Net cash used in investing activities	(12,610,297)	(74,750,412)

FINANCING ACTIVITIES
Net change in deposits	(24,824,285)	74,992,037
Repurchase and retirement of common stock	(14,868)	(12,214)
Dividends paid	(627,251)	(582,179)

Net cash provided by (used in) financing activities	(25,466,404)	74,397,644

Net increase (decrease) in cash and cash equivalents	(34,344,498)	9,356,084
Cash and cash equivalents at beginning of year	85,774,514	76,418,430

Cash and cash equivalents at end of year	$51,430,016	$85,774,514

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,443,344	$1,664,775
Income taxes	$1,393,640	$881,000

See Notes to Consolidated Financial Statements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth certain information as of December 31, 2022 with respect to (i) each of our directors and executive officers, and (ii) our directors and executive officers as a group:

				Common Stock Beneficially Owned on December 31, 2022
Name, Address and Offices Held with Company (1)	Principal Occupation for the Past Five Years	Year of Birth	Director Since	Number of Shares (2)	Percentage of Shares Outstanding
T. Neil Stevens President, Chief Executive Officer and Director	President and Chief Executive Officer Oconee Financial Corporation and Oconee State Bank	1966	2016	2,180	0.24%
G. Robert Bishop Director	Retired from Georgia Department of Natural Resources Partner Fifteen Properties, LLC Partner Flomich Properties, LLC Partner KBB, LLC	1946	1991	9,980	1.11%
Brian J Brodrick Director & Principal Shareholder	Marketing & Communications Partner and Board Member, Jackson Spalding	1975	2016	69,623	7.77%

(1) –

All offices held apply to both Oconee Financial Corporation and Oconee State Bank (the “Bank”) unless otherwise indicated. The business address of each of the directors and executive officers is 41 North Main Street, Watkinsville, GA 30677.

(2) –

Except as otherwise noted, may include shares held by or with such person’s spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); shares held in “street name” for the benefit of such person; or shares held in and Individual Retirement Account or pension plan as to which such person is the sole beneficiary and has pass-through voting rights and investment power.

				Common Stock
				Beneficially Owned on
				December 31, 2022
					Percentage
Name, Address and	Principal Occupation		Director	Number	of Shares
Offices Held with Company (1)	for the Past Five Years	Year of Birth	Since	of Shares (2)	Outstanding
J. Albert Hale, Sr.	Hale’s Dairy - Dairy & Poultry Farmer, Retired	1953	2008	2,300	0.26%
Director & Vice Chairman
Virginia Wells McGeary	Real Estate Developer & Property Management	1941	1990	132,135	14.75%
Director & Board Chair	President & CEO, Wells & Company Realtors, Inc.
Principal Shareholder	Limited Partner, VSC Properties, LLLP
	Limited Partner, McRee Properties, LLLP
Jonathan R. Murrow	Cardiologist - Piedmonth Heart Institute	1974	2016	698	0.08%
Director	Professor - Medical College of Georgia
	CEO - Infrared RX, Inc.
Tony Powell	Residential Construction	1972	2018	6,165	0.69%
Director	President, Powell Homebuilders
Laura Whitaker	Social Services	1985	2020	10	0.00%
Director	Executive Director, Extra Special People, Inc.

				Common Stock Beneficially Owned on December 31, 2022
Name, Address and Offices Held with Company (1)	Principal Occupation for the Past Five Years	Year of Birth	Director Since	Number of Shares (2)		Percentage of Shares Outstanding
W. Toby Smith Director	Certified Public Accountant; Director of Financial Reporting & Assurance Services, Trinity Accounting Group, PC; Shareholder at Trinity Accounting Group; Member TSR, LLP	1976	2017	250		0.03%
Holly H Stephenson Director & Principal Shareholder	County Clerk, Oconee County Board of Commissioners General Partner, Hardigree Partners	1970	2020	71,140	(3)	7.94%
Tom Wilson Executive VP	Executive Vice President & Chief Credit Officer, Oconee State Bank	1957	N/A	100		0.01%
Philip A. Bernardi Executive VP	Executive Vice President & Chief Banking Officer, Oconee State Bank	1983	N/A	0		0.00%
Cristi Donahue Executive VP	Executive Vice President & Chief Administrative Officer, Oconee State Bank	1975	N/A	22		0.00%
James R. McLemore Executive VP	Executive Vice President & Chief Finance Officer, Oconee State Bank (2019 - )	1959	N/A	158		0.02%
	Chief Executive Officer - MidSouth Bancorp, Inc. - Lafayette, LA (2017-2019) Chief Financial Officer - MidSouth Bancorp, Inc. - Lafayette, LA (2009-2017)
Selena B. Ruth Executive VP	Executive Vice President & Chief Human Resources Officer, Oconee State Bank (2022- ) Atlantic Capital Bank, SVP, Director of Talent Acquisition and Teammate Relations (2021-2022) Atlantic Capital Bank, SVP, Human Resources Manager (2017-2021)	1971	N/A	0		0.00%
John A. Davis (4) Executive VP, Chief Innovation and Technology Officer	Executive VP & Chief Innovation and Technology Officer, Oconee State Bank (2023- ); Executive VP, Chief Operations and Technology Officer, CapStar Bank (2019-2022); Executive VP, Chief Operations Officer, MidSouth Bank (2018-2019)	1963	N/A	0		0.00%

Directors and Executive Officers as a Group (16 persons)				294,761		32.89%

(3)	– Includes shares held by Mrs. Stephenson’s minor children, her father’s estate and by Hardigree Properties, LLLP which Mrs. Stephenson is a general partner.
(4)	– Mr. Davis did not become an employee of the Bank until March 20, 2023.

Security Ownership of Certain Beneficial Owners and Management

Management knows of no person who owned beneficially more than 5% of Oconee’s outstanding common stock as of December 31, 2022, except for Virginia Wells McGeary, Brian Brodrick and Holly H. Stephenson, each of whom is a member of the Board of Directors. Information concerning the stock ownership of Oconee’s executive officers and directors is set forth above under “Directors and Executive Officers.”

Subscriptions by Directors and Executive Officers

The table below sets forth, for each Oconee director and executive officer, and for all of these individuals as a group, the following information:

(1)	the number of shares of Oconee Common Stock held as the date of this Offering Circular;

(2)	proposed purchases of Oconee Common Stock in the Offering, assuming sufficient shares are available to satisfy their subscriptions; and

(3)	the total number of shares of Oconee Common Stock to be held upon completion of the Merger Conversion.

In each case, it is assumed that subscription shares are sold at the minimum of the offering range.

Name of Beneficial Owner	Number of Shares of Oconee Common Stock Held	Proposed Purchases of Stock in the Offering		Total Common Stock to be Held at Minimum of Offering Range
		Number of Shares (1)	Amount	Number of Shares	Percentage of Shares Outstanding
T. Neil Stevens	2,180	1,586	$50,000.00	3,766	0.37%
James R. McLemore	158	1,586	$50,000.00	1,744	0.17%
Philip A. Bernardi	0	3,173	$100,000.00	3,173	0.32%
Tom Wilson	100	872	$27,500.00	972	0.10%
Selena Ruth	0	317	$10,000.00	317	0.03%
Cristi Donahue	22	396	$12,500.00	418	0.04%
John A. Davis	0	634	$20,000.00	634	0.06%
Virginia Wells McGeary	132,135	3,173	$100,000.00	135,308	13.44%
J. Albert Hale	2,300	793	$25,000.00	3,093	0.31%
G. Robert Bishop	9,980	539	$17,000.00	10,519	1.04%
Brian J. Brodrick	69,623	1,586	$50,000.00	71,209	7.07%
Holly Stephenson	71,140	1,650	$52,000.00	72,790	7.23%
Jonathan R. Murrow	698	350	$11,028.50	1,048	0.10%
Laura Whitaker	10	31	$1,000.00	41	0.00%
Toby Smith	250	476	$15,000.00	726	0.07%
Tony Powell	6,165	31	$1,000.00	6,196	0.62%
Total	294,761	17,193		311,954	30.99%

(1)	Rounded down to the nearest whole share, based on the total subscription amount.
*	Less than 1%.

The shares above owned and intended to be subscribed for in this offering by Oconee executive officers and directors include, in both instances, shares owned individually or jointly with others, by family members living in their homes, trusts in which the officer/director is trustee, retirement plans in which the officer/director is the beneficiary, and companies in which the officer/director is an owner or a limited or general partner.

Principal Occupations and Other Information Concerning Executive Officers and Directors

The following provides information on the principal occupation or employment for each of our executive officers and directors during at least the past five years, as well as certain additional biographical information concerning these individuals:

T. Neil Stevens has served as President, Chief Executive Officer and a director for Oconee and the Bank since 2016. He brings more than 33 years of broad-based banking experience to the team. Over the years, his main focus has been to lead financial institutions to levels of accelerated performance by placing a high emphasis on building a remarkable culture within the organization.

G. Robert Bishop has served as a director since 1991 for the Bank and since 1999 for Oconee when it was created. He is retired from the Georgia Department of Natural Resources and is a partner in several local businesses in this area. Mr. Bishop obtained both his Bachelor’s degree and Master’s degree, in Agricultural Engineering, from the University of Georgia in 1969 and 1972, respectively. With his business experience and his historical knowledge of the Bank, he has been an integral member of the Oconee Board.

Brian J Brodrick has served as a director since 2016 for both the Bank and Oconee. He has more than 25 years of strategic communications experience. He is currently a partner and board member of Jackson Spalding, Georgia’s leading independent marketing communications agency, in which he has worked for the past 26 years. In addition, he is Mayor of the City of Watkinsville, Georgia.

J. Albert Hale, Sr. has served as a director since 2008 for both the Bank and Oconee. He is currently the Vice Chairman of the board. He was a local dairy and poultry farmer and owner of Hale’s Dairy, but is now retired. With his demonstrated business experience, leadership and management skills, he has been an excellent addition to the board.

Virginia Wells McGeary has served as a director since 1990 for the Bank and since 1999 for Oconee when it was created and is currently the Board Chairman. She has been in the real estate business for 47 years and is currently President and CEO of Wells & Co. Realtors, Inc. She is a graduate of the University of Georgia Terry College of Business in 1982 with a degree in Banking and Finance.

Jonathan R. Murrow, MD has served as a director since 2016 for both the Bank and Oconee. He is a Cardiologist at Piedmont Heart Institute in Athens, Georgia and Professor of Medicine at the Medical College of Georgia. He received his undergraduate degree from Harvard College. He earned his medical degree from Emory University School of Medicine in 2001. He completed his internal medicine residency at John Hopkins Hospital in 2004 and cardiovascular fellowship training at Hopkins and at Emory.

Tony L. Powell has served as a director since 2018 for both the Bank and Oconee. He has a degree in Landscape Architecture from the University of Georgia. He is the President and founder of Powell Home Builders, Inc., a custom home building company.

Toby Smith, CPA/CVA has served as a director since 2017 for both the Bank and Oconee. He is a Certified Public Accountant and is the Director of Financial Reporting & Assurance Services for Trinity Accounting Group, PC in Athens, Georgia. He received his Bachelor of Business Administration from the University of Georgia in 1998. He is a member of the Georgia Society of Certified Public Accountants and the AICPA. He is an alumnus of L.E.A.D. Athens and is active in the Athens area community.

Holly H. Stephenson has served as a director since November 2020 for both the Bank and Oconee. She is a sixth generation native of Oconee County, Georgia and life-long resident. She graduated from University of Georgia’s Terry College of Business, where she earned a Bachelor’s degree in Insurance and Risk Management. Currently, she is employed by Oconee County Board of Commissioners as the County Clerk. In addition, she is a general partner and treasurer of Hardigree Properties.

Laura H. Whitaker has served as a director since 2020 for both the Bank and Oconee. Currently, she is the Executive Director of Extra Special People, Inc. She graduated from University of Georgia with a Bachelor’s degree in Collaborative Special Education and a Master’s degree in Adapted Curriculum Classic Autism. She is an alumna of L.E.A.D. Athens and Leadership Georgia. She has served as a board member for United Way and as a member for North Oconee Rotary, Oconee Civitan, and the Junior League of Athens.

In addition, the Merger Agreement requires that we appoint Robert Paul, a current Elberton director, as a director of both the Bank and Oconee. Information about Mr. Paul follows:

Robert Paul has served on the board of directors of Elberton since 2003. He is a graduate of Furman University and is the Vice President and General Manager of Eagle Granite Co., Inc. He is an alumnus of Leadership Georgia. He has served as President of the Elbert County Chamber of Commerce, on Elberton’s City Council, on Elbert Theatre Foundation and Encore Productions, and as President of the Elberton Rotary Club. He serves on the board of the Elberton Granite Association and the EGA Workers’ Compensation Board. He currently serves on the advisory board of the University of Georgia Performing Arts Center.

During the past ten years, no director, executive officer, promoter or control person for Oconee has been involved in legal proceedings material to an evaluation of their ability or integrity to serve as a director or executive officer of Oconee, including without limitation those identified in 17 C.F.R. Section (f)(1) through (8).

Interlocks and Insider Transactions

None of the Bank’s directors or executive officers have previously served as a board member for any other company.

Certain Oconee’s executive officers and directors and the companies with which they are associated have been customers of, and have had banking transactions with Oconee State Bank in the ordinary course of the Bank’s business since January 1, 2022 and the Bank expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons not related to the Bank, and in the opinion of the Board of Directors, did not involve more than the normal risk of repayment or present any other unfavorable features. There are no transactions in excess of $120,000 involving Oconee or the Bank in the last two fiscal years, in which any director or executive officer of the company, known shareholder holding an interest in the company of five percent or more or any immediate family member of any of the foregoing persons had a direct or indirect material interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

The table below sets forth information concerning the compensation of Oconee’s Chief Executive Officer and next two most highly compensated executive officers for the fiscal year ended December 31, 2022:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1)	Option Awards	Non-equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation (2)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
T. Neil Stevens, President and Chief Executive Officer	2022	300,000	—	32,213	—	60,300	97,806	19,186	509,505
	2021	280,000	—	25,748	—	75,516	90,027	20,638	491,929
James R. McLemore, Executive Vice President and Chief Financial Officer	2022	240,000	—	—	—	59,290	150,571	14,471	464,332
	2021	218,000	—	—	—	43,680	78,902	12,336	352,918
Philip A. Bernardi, Executive Vice President and Chief Banking Officer	2022	210,000	—	—	—	29,715	9,791	9,497	259,003
	2021	204,000	—	—	—	40,706	9,086	8,893	262,685

(1)	Stock awards reported reflect the grant date fair value of restricted stock awards and performance awards under Accounting Standards Codification Topic No. 718, Compensation-Stock Compensation.
(2)	All other compensation consists of 401(k) matching contributions, club dues reimbursements and company-paid supplemental disability insurance premiums.

The principal components of compensation for Oconee’s executive officers are base salary and an incentive cash bonus. Oconee has substantially relied on base salary as its primary component, and base salary is paid to recognize the day-to-day duties and responsibilities of Oconee’s executive officers. Individual base salary determinations involve consideration of market competitiveness, incumbent qualifications, performance and service longevity. Within a few executive officers’ employment agreements, there is an incentive cash bonus plan if the executive officer meets certain individual and organizational performance measures and will be compensated on a certain percentage of their annual base salary as noted in the employment agreement. Oconee executive officers also receive other compensation and benefits similar to all other officers and employees of Oconee.

Oconee is party to employment agreements with each of Messrs. Stevens, McLemore and Bernardi. Each agreement provides for a base salary, subject to annual adjustments (current salaries are set forth in the above table), has a term of three years and renews for an additional twelve-month period each year.

Mr. Stevens is to receive a base salary of at least $260,000 in his role as President and Chief Executive Officer. Mr. Stevens will also be eligible to participate in Oconee incentive plans and other benefit plans for executive officers. The contract does not provide for guaranteed bonuses. In the event that Mr. Stevens’ employment is terminated without cause or for good reason, he is entitled to receive a lump sum payment equal to the sum of one times (1) his then current base salary and (2) the average annual cash bonus paid to Mr. Stevens over the prior three years. If Mr. Stevens elects to continue participation in any group medical, dental, vision and/or prescription drug plan benefits to which Executive and/or Executive’s eligible dependents would be entitled under COBRA, then for six months following the date of termination (the “COBRA Reimbursement Period”) Oconee shall pay to Mr. Stevens monthly payments following the date of the Executive’s Termination of Employment of an amount equal to the excess of (2) the COBRA cost of such coverage over (3) the amount that Mr. Stevens would have had to pay for such coverage had he remained employed during the COBRA Reimbursement Period. Mr. Stevens is to be reimbursed for reasonable and necessary business expenses, including reimbursement for certain regular club membership dues. In addition, under the agreement Mr. Stevens is entitled to receive a restricted stock award of no less than 750 shares, subject to each annual award being equal to at least $22,500. In the event of a merger, acquisition or change-in-control transaction, Mr. Stevens will be entitled to a lump sum payment equal to the sum of two (2) times the sum of (1) his Annual Base Salary at the rate in effect as of the effective date of the Termination of Employment (or, if greater, the rate in effect before any reduction in his annual base salary that gave rise to termination of Executive’s employment for Good Reason) and (2) the amount of the Annual Bonus owed to Mr. Stevens for Oconee’s most recently completed fiscal year. The benefits upon a change in control are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code, provided that such reduction would result in a better after-tax result for Mr. Stevens. Had a change in control occurred as of December 31, 2022, Mr. Stevens would have been entitled to receive a net payment, after the reduction required to ensure that the payments would not constitute an excess parachute payment, of approximately $720,600.

The terms of Mr. McLemore’s employment agreement, as Oconee’s Executive Vice President and Chief Financial Officer, are substantially similar to those of Mr. Stevens’ employment agreement, except that Mr. McLemore’s base salary must be at least $210,000. Upon his termination without cause or for good reason, he will be entitled to a lump sum payment equal to the sum of (1) his then current base salary and (2) the amount of the annual bonus received by Mr. McLemore for Oconee’s most recently completed fiscal year. In the event of a merger, acquisition or change-in-control transaction, Mr. McLemore will be entitled to a lump sum payment equal to one and one-half times (1.5) the sum of (1) the annual base salary at the rate in effect as of the effective date of the Termination of Employment (or, if greater, the rate in effect before any reduction in the annual base salary that gave rise to termination of Executive’s employment for Good Reason) and (2) the amount of the annual bonus received by Mr. McLemore for Oconee’s most recently completed fiscal year. Had a change in control occurred as of December 31, 2022, Mr. McLemore would have been entitled to receive a net payment, after the reduction required to ensure that the payments would not constitute an excess parachute payment, of approximately $456,435 under his employment agreement.

The terms of Mr. Bernardi’s employment agreement, as Oconee’s Executive Vice President and Chief Banking Officer, are similar to Mr. McLemore’s employment agreement, except that Mr. Bernardi’s base salary must be at least $195,000. Upon his termination without cause or for good reason, Mr. Bernardi will be entitled to a lump sum payment equal to the sum of one and one-half times (1) his then current base salary and (2) the amount of the annual bonus received by Mr. Bernardi for Oconee’s most recently completed fiscal year. In the event of a merger, acquisition or change-in-control transaction, Mr. Bernardi will be entitled to a lump sum payment equal to one and one-half times (1.5) the sum of (1) the annual base salary at the rate in effect as of the effective date of the Termination of Employment (or, if greater, the rate in effect before any reduction in the annual base salary that gave rise to termination of Executive’s employment for Good Reason) and (2) the amount of the annual bonus received by Mr. Bernardi for Oconee’s most recently completed fiscal year. Had a change in control occurred as of December 31, 2022, Mr. Bernardi would have been entitled to receive a net payment, after the reduction required to ensure that the payments would not constitute an excess parachute payment, of approximately $359,573 under his employment agreement.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(g)	(h)	(i)	(j)
T. Neil Stevens, President and Chief Executive Officer	1,126	41,786	—	—
James R. McLemore, Executive Vice President and Chief Financial Officer	—	—	—	—
Philip A. Bernardi, Executive Vice President and Chief Banking Officer	—	—	—	—

In 2017, Oconee adopted a supplemental executive retirement plan for the benefit of its President and Chief Executive Officer, T. Neil Stevens. Benefits in the SERP vest over a four-year service period and, if fully vested, provide a benefit of the greater of $3,000 a month or 15% of his average monthly salary as defined by the plan for a period of 15 years. Oconee expensed $97,806 in 2022 in connection with the SERP.

In 2018 and 2019, Oconee adopted additional SERP plans for the benefit of certain key officers of the company. Three executive officers are included in this plan. In 2021, this plan was amended to change the vesting of one of the executive officers. Two of the executive officers have plans that vest over a four-year service period and one of the executive officers plan vests over a 10 year service period. If fully vested, the SERP plans will provide a benefit equal to the amount defined by the plan for a period of 15 years. For the three executive officers included within this plan, Oconee expensed $166,148 for 2022.

During 2022, Oconee granted 750 shares of restricted stock which vest over four years from the grant dates to the President and Chief Executive Officer in accordance with his employment agreement. The fair market value of the stock on the grant date was $42.95. Oconee recognized $26,995 of stock-based compensation expense related to the grant during 2022. As of December 31, 2022, there was $43,528 of total unrecognized compensation cost related to the restricted stock grants which is expected to be recognized over the remaining vesting period.

Directors

The table below shows the compensation paid to our non-employee directors for the fiscal year ended December 31, 2022.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
G. Robert Bishop	18,000	—	—	—	—	—	18,000
Brian J. Brodrick	24,750	—	—	—	—	—	24,750
J. Albert Hale, Sr.	16,350	—	—	—	—	—	16,350
Virginia Wells McGeary	29,550	—	—	—	—	—	29,550
Jonathan R. Murrow	16,500	—	—	—	—	—	16,500
Tony Powell	24,600	—	—	—	—	—	24,600
W. Toby Smith	25,500	—	—	—	—	—	25,500
Holly H. Stephenson	16,050	—	—	—	—	—	16,050
Laura Whitaker	15,600	—	—	—	—	—	15,600
T. Neil Stevens	—	—	—	—	—	—	—

Non-employee directors of Oconee receive $1,350 per month, and the Chairman receives $1,600 per month for attendance to the Board of Directors’ meetings. In addition, all non-employee directors receive $300 for attendance per Board committee meeting of which they are a member. T. Neil Stevens, Oconee’s President and Chief Executive Officer, is not compensated for his service on the boards of Oconee.

SECURITIES BEING OFFERED

The following summary description of the material features of the capital stock of Oconee is qualified in its entirety by reference to the applicable provisions of Georgia law and by Oconee’s articles of incorporation and bylaws, each as amended, which are included as Exhibit 2.1 and Exhibit 2.2 to the Registration Statement, of which this Offering Circular is a part. For further information, please refer to the “Where You Can Find More Information” section of this Offering Circular on page 98.

Your rights as a shareholder of Oconee will be governed by Georgia law and the articles of incorporation and the bylaws of Oconee, each as amended. We urge you to read the applicable provisions of the Georgia Business Corporation Code, Oconee’s articles of incorporation and bylaws and federal laws governing bank holding companies carefully and in their entirety. To find out where copies of Oconee’s organizational documents can be obtained, see “Where You Can Find More Information.”

Authorized and Outstanding Capital Stock

The authorized capital stock of Oconee consists of 1,500,000 shares of common stock, par value $2.00 per share. As of the date hereof, there are 896,497 shares of Oconee Common Stock issued and outstanding held by approximately 672 holders of record. Before execution of the Merger Agreement, there were no options outstanding to purchase shares of Oconee Common Stock and no shares were subject to unvested restricted stock awards. In connection with the Merger Conversion, the Oconee Board approved and adopted the Oconee Financial Corporation 2021 Equity Incentive Plan to enable it to grant to Elberton’s directors and officers the equity incentives contemplated by the Merger Agreement. See “DESCRIPTION OF CONVERSION MERGER AND RELATED AGREEMENTS” and “–Oconee 2021 Equity Incentive Plan.”

Common Stock

General. Each share of Oconee Common Stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. Oconee’s common stock is traded on the OTCQX marketplace under the symbol “OSBK.” The transfer agent for Oconee Common Stock is Broadridge Corporate Issuer Solutions, P.O. Box 1342, Brentwood, New York 11717.

Voting Rights. The holders of Oconee Common Stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Dividends. Oconee’s shareholders are entitled to receive dividends or distributions that the Oconee Board may declare out of funds legally available for those payments. The payment of distributions by Oconee is subject to the restrictions of Georgia law applicable to the declaration of distributions by a corporation. A Georgia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution.

As a bank holding company, Oconee’s ability to pay dividends is affected by the ability of Oconee State Bank, its bank subsidiary, to pay dividends to the holding company. The ability of Oconee State Bank, as well as Oconee, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines. See “Supervision and Regulation” on beginning on page 89.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Oconee, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of Oconee, all remaining assets of Oconee available for distribution in cash or in kind.

Directors. The number of directors serving on the Oconee Board is established by resolution of the Oconee Board from time to time. Currently, the Oconee Board consists of 10 directors. Under the Georgia Business Corporations Code, a director of Oconee may be removed, with or without cause, by shareholders if the number of votes cast to remove such director constitutes a majority of the votes entitled to be cast at an election of directors of the voting group or voting groups by which such director was elected.

Preemptive Rights; Redemption and Assessment. Holders of shares of Oconee Common Stock are entitled to preemptive rights in the same class of shares in proportion to their holdings of shares of such class. However, there are no preemptive rights to (i) shares issued as a dividend, (ii) fractional shares, (iii) shares issued pursuant to employee stock option or purchase plans, (iv) shares issued pursuant to acquisitions of substantially all the assets of a corporation, (v) shares released by waiver from their preemptive rights by the affirmative vote or written consent of the holders of two-thirds of the shares of the class to be issued, and (vi) shares which have been offered to shareholders to satisfy their preemptive rights but not purchased by them within the prescribed time and which are thereafter issued or sold to any other person or persons at the price not less than the price at which they were offered to such shareholders. Oconee Common Stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

For more information regarding the rights of holders of Oconee Common Stock, see “Comparative Rights of Shareholders.”

Liability and Indemnification of Directors and Officers

As permitted by the Georgia Business Corporations Code, Oconee’s bylaws contain provisions that indemnify its directors and officers for any liability or expense that may be incurred in connection with or resulting from any threatened, pending or completed action, suit or proceeding in which they become involved by reason of them being an officer, director or agent of Oconee. These provisions do not limit or eliminate the rights of Oconee or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Oconee has limited its exposure to liability for indemnification of directors and officers by purchasing directors’ and officers’ liability insurance coverage.

Oconee 2021 Equity Incentive Plan

On February 15, 2021, the Oconee Board approved and adopted the Oconee Financial Corporation 2021 Equity Incentive Plan. A summary of the material terms of the Equity Incentive Plan is below.

Purpose. The purpose of the Equity Incentive Plan is to promote our success by linking the personal interests of our employees, officers, consultants, and directors and those of our affiliates to those of our shareholders, and by providing participants with an incentive for outstanding performance. The Equity Incentive Plan is also intended to enhance our ability to motivate, attract and retain the services of employees, officers and directors upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent.

Administration. The Equity Incentive Plan will be administered by the Oconee Board. The Oconee Board will have the authority to: (i) grant awards; (ii) designate participants; (iii) determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; (iv) establish, adopt or revise any plan, program or policy for the grant of awards as it may deem necessary or advisable, including but not limited to short-term incentive programs; (v) establish, adopt or revise any rules and regulations as it may deem advisable to administer the Equity Incentive Plan; and (vi) make all other decisions and determinations that may be required under the Equity Incentive Plan.

Eligibility. The Equity Incentive Plan permits the grant of awards to our employees, officers, non-employee directors and consultants and those of our affiliates.

Permissible Awards. The Equity Incentive Plan authorizes the granting of awards in any of the following forms:

•	nonstatutory stock options to purchase shares of Oconee common stock;

•

stock appreciation rights, or SARs, which give the holder the right to receive the difference (payable in cash or stock, as specified in the award agreement) between the fair market value per share of Oconee common stock on the date of exercise over the base price of the award;

•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Oconee Board;

•

stock units, which represent the right to receive shares of Oconee common stock (or an equivalent value in cash or other property, as specified in the award agreement) in the future, based upon the attainment of stated vesting criteria, in the case of restricted stock units;

•	performance awards, which are awards payable in cash or stock upon the attainment of specified performance goals;

•	other stock-based awards, in the discretion of the Oconee Board;

•

dividend equivalent rights, which entitle the participant to payments in cash or property calculated by reference to the amount of dividends paid on the shares of stock underlying an award, which may be granted with respect to awards other than options or SARs; and

•	cash-based awards.

Authorized Shares. Subject to adjustment as provided in the Equity Incentive Plan, the aggregate number of shares of Oconee Common Stock reserved and available for issuance pursuant to awards granted under the Equity Incentive Plan is 40,000. Shares subject to awards that are canceled, terminated, forfeited, or settled in cash will again be available for awards under the Equity Incentive Plan. Shares withheld to satisfy exercise prices or tax withholding obligations will not be added back to the pool of shares available for awards under the Equity Incentive Plan. In the event of a nonreciprocal transaction between us and our shareholders that causes the per share value of Oconee common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the share authorization limits under the Equity Incentive Plan will be adjusted proportionately, and the Oconee Board must make such adjustments to the Equity Incentive Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.

Treatment of Awards upon a Change in Control. Unless otherwise provided in an award agreement or any special plan document governing an award, upon the occurrence of a change in control: (i) all outstanding options and SARs that may be exercised will become fully exercisable; (ii) all time-based vesting restrictions on outstanding awards will lapse; and (iii) the payout opportunities attainable under all outstanding performance-based awards will be determined as provided in the applicable award agreement.

Discretion to Accelerate Awards. The Oconee Board may in its sole discretion determine that, upon the termination of service of a participant for any reason, all or a portion of such participant’s options or SARs will become fully or partially exercisable, that all or a part of the restrictions on all or a portion of the participant’s outstanding awards will lapse, and/or that any performance-based criteria with respect to any awards held by that participant will be deemed to be wholly or partially satisfied, in each case, as of such date as the Oconee Board may, in its sole discretion, declare.

Certain Transactions. Upon the occurrence or in anticipation of certain corporate events or extraordinary transactions, the Oconee Board may also make discretionary adjustments to awards, including settling awards for cash, providing that awards will become fully vested and exercisable, providing for awards to be assumed or substituted, or modifying performance targets or periods for awards.

Limitations on Transfer; Beneficiaries. Awards granted under the Equity Incentive Plan will be exercisable only by the holder thereof during such holder’s lifetime, or, if permissible under applicable law, by such holder’s guardian or legal representative or by a transferee receiving such Award pursuant to a qualified domestic relations order. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a grantee otherwise than by will or by the laws of descent and distribution (or in the case of restricted stock, to the Company) or pursuant to a qualified domestic relations order. Notwithstanding the foregoing, awards may be transferred, without consideration, to a “permitted transferee,” which includes any member of the immediate family of such grantee, any trust of which all of the primary beneficiaries are such grantee or members of his or her immediate family, or any partnership (including limited liability companies and similar entities) of which all of the partners or members are such grantee or members of his or her immediate family. Any award exercised by a permitted transferee must be done so in accordance with the terms of the award agreement. A participant may designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Termination and Amendment. The Equity Incentive Plan will terminate on February 15, 2031, the tenth anniversary of effective date of the Equity Incentive Plan, unless earlier terminated by the Oconee Board. The Oconee Board may, at any time and from time to time, terminate or amend the Equity Incentive Plan, but if an amendment to the Equity Incentive Plan would constitute a material amendment requiring shareholder approval under applicable listing requirements, laws, policies, or regulations, then such amendment will be subject to shareholder approval. No termination or amendment of the Equity Incentive Plan may adversely affect any award previously granted under the Equity Incentive Plan without the written consent of the participant.

Oconee Common Stock is Not Insured by the FDIC.

Oconee’s common stock is not a deposit or a savings account and is not insured or guaranteed by the FDIC or any other government agency.

SUPERVISION AND REGULATION

Bank holding companies and banks are extensively regulated under both federal and state laws. The following description briefly addresses certain historic and current provisions of federal and state laws and certain regulations, proposed regulations and the potential impacts on Oconee and its wholly-owned bank subsidiary, Oconee State Bank. To the extent statutory or regulatory provisions or proposals are described in this joint proxy statement/offering circular, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

Regulation of Oconee Financial Corporation

General. As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, Oconee is subject to supervision, regulation and examination by the Federal Reserve. Oconee is also registered under the bank holding company laws of Georgia and is subject to supervision, regulation and examination by the GDBF.

Permitted Activities. A bank holding company is limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be closely related to banking, managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Banking Acquisitions; Changes in Control. The BHCA requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than five percent of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, the acquiring institution’s performance under the Community Reinvestment Act of 1977 and its compliance with fair housing and other consumer protection laws.

Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. On January 31, 2020, the Federal Reserve approved the issuance of a final rule (which became effective April 1, 2020) that clarifies and codifies the Federal Reserve’s standards for determining whether one company has control over another. The final rule establishes four categories of tiered presumptions of non-control that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of non-control. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

In addition, Georgia law requires prior approval from the GDBF for a bank holding company to acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control five percent or more of the voting shares of such bank.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, Oconee is expected to commit resources to support the Bank, including at times when Oconee may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution default. For example, under the Federal Deposit Insurance Company Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

Under the FDIA, the federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

Capital Requirements. The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. Because Oconee’s total assets are less than $3.0 billion, it is considered a small bank holding company under the Federal Reserve’s capital adequacy regulations and is subject to capital requirements applied on a bank-only basis. The capital requirements imposed on the Bank are described below under “Supervision and Regulation – Regulation of Oconee State Bank – Capital Requirements.” Subject to its capital requirements and certain other restrictions, Oconee is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid by the Bank to Oconee.

Limits on Dividends and Other Payments. Oconee is a legal entity, separate and distinct from its subsidiaries. A portion of the revenues of Oconee may result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to Oconee and to the payment of dividends by Oconee to its shareholders. The Bank is subject to various statutory restrictions on its ability to pay dividends to Oconee.

Under current regulations, prior approval from the Federal Reserve is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by the Bank or Oconee may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit the Bank or Oconee from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending on the financial condition of the Bank, or Oconee, could be deemed to constitute such an unsafe or unsound practice.

Under the FDIA, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become “undercapitalized” (as such term is used in the statute). Based on the Bank’s current financial condition, Oconee does not expect this provision will have any impact on its ability to receive dividends from the Bank.

Regulation of Oconee State Bank

General. The Bank is supervised and regularly examined by the FDIC and the GDBF. The various laws and regulations administered by the bank regulatory agencies affect corporate practices, such as the payment of dividends, incurrence of debt and acquisition of financial institutions and other companies; they also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. Certain of these laws and regulations are referenced above under “Supervision and Regulation – Regulation of Oconee Financial Corporation.”

Capital Requirements. The Federal Reserve monitors the capital adequacy of Oconee on a consolidated basis, and the FDIC and the GDBF monitor the capital adequacy of the Bank. The banking regulators use a combination of risk-based guidelines and a leverage ratio to evaluate capital adequacy. The risk-based capital guidelines applicable to us are based on the Basel Committee’s December 2010 final capital framework, known as Basel III, as implemented by the federal banking regulators. The risk-based guidelines are intended to make regulatory capital requirements sensitive to differences in credit and market risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets.

Basel III and the Capital Rules. In July 2013, the federal banking regulators approved final rules, or the Capital Rules, implementing the Basel Committee’s December 2010 final capital framework for strengthening international capital standards, known as Basel III, and various provisions of the Dodd-Frank Act. The Capital Rules substantially revise the risk-based capital requirements applicable to bank holding companies and banks, including us, compared to the previous risk-based capital rules. The Capital Rules revise the components of capital and address other issues affecting the numerator in regulatory capital ratio calculations. The Capital Rules, among other things, (i) include a new capital measure called “Common Equity Tier 1,” (ii) specify that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting certain revised requirements, (iii) define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and (iv) expand the scope of the deductions/adjustments to capital as compared to prior regulations. The Capital Rules also address risk weights and other issues affecting the denominator in regulatory capital ratio calculations, including replacing the existing risk-weighting approach derived from Basel I with a more risk-sensitive approach based, in part, on the standardized approach adopted by the Basel Committee in its 2004 capital accords, known as Basel II. The Capital Rules also implement the requirements of Section 939A of the Dodd-Frank Act to remove references to credit ratings from the federal banking regulators’ rules. Subject to a phase-in period for various provisions, the Capital Rules became effective for us beginning on January 1, 2015.

Under the Basel III Capital Rules, the minimum capital ratios are (i) 4.5% CET1 to risk-weighted assets, (ii) 6% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets, (iii) 8% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets and (iv) 4% Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the “leverage ratio”).

The current Capital Rules also include a capital conservation buffer designed to absorb losses during periods of economic stress. The capital conservation buffer is composed entirely of CET1, on top of these minimum risk-weighted asset ratios.

The Capital Rules require us to maintain an additional capital conservation buffer of 2.5% of CET1, effectively resulting in minimum ratios of (i) 7% CET1 to risk-weighted assets, (ii) 8.5% Tier 1 capital to risk-weighted assets, (iii) 10.5% total capital to risk-weighted assets and (iv) a minimum leverage ratio of 4%. The Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, certain deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. Implementation of the deductions and other adjustments to CET1 began on January 1, 2016 and was phased in over a four-year period, until it became fully implemented on January 1, 2019. In addition, the Capital Rules provide for a countercyclical capital buffer applicable only to certain covered institutions. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

In addition, under the general risk-based Capital Rules, the effects of accumulated other comprehensive income items included in capital were excluded for the purposes of determining regulatory capital ratios. Under the Capital Rules, the effects of certain accumulated other comprehensive income items are not excluded; however, non-advanced approaches banking organizations, including the Bank, were able to make a one-time permanent election to continue to exclude these items.

The Capital Rules also prescribed a new standardized approach for risk weightings that expanded the risk-weighting categories from the current four Basel I-derived categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0%, for U.S. government and agency securities, to 600%, for certain equity exposures, and resulting in higher risk weights for a variety of asset categories.

Community banks have long raised concerns with bank regulators about the regulatory burden, complexity, and costs associated with certain provisions of the Basel III Rule. In response, Congress provided an “off-ramp” for institutions, like us, with total consolidated assets of less than $10 billion. On May 24, 2018, Congress passed the Economic Growth, Regulatory Relief, and Consumer Protection Act, which instructed the federal banking regulators to establish a single “Community Bank Leverage Ratio” of between 8% and 10%. Under the final rule, a community banking organization is eligible to elect the new framework if it has: less than $10 billion in total consolidated assets, limited amounts of certain assets and off-balance sheet exposures, and a CBLR greater than 9%. The bank regulatory agencies temporarily lowered the CBLR to 8% beginning the second quarter of 2020 as a result of the COVID-19 pandemic. Another rule was issued to transition back to the 9% CBLR by increasing the ratio to 8.5% for calendar year 2021 and to 9% thereafter.

With respect to the Bank, the Capital Rules also revised the prompt corrective action regulations pursuant to Section 38 of the FDIA. See “Supervision and Regulation – Regulation of Oconee State Bank – Prompt Corrective Action.”

Deposit Insurance. As an FDIC-insured bank, the Bank must pay deposit insurance assessments to the FDIC based on its average total assets minus its average tangible equity. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government.

As an institution with less than $10 billion in assets, the Bank’s assessment rates are based on the level of risk it poses to the FDIC’s deposit insurance fund. Pursuant to changes adopted by the FDIC that were effective July 1, 2016, the initial base rate for deposit insurance is between three and 30 basis points. Total base assessment after possible adjustments now ranges between 1.5 and 40 basis points. For established smaller institutions, like the Bank, supervisory ratings are used along with (i) an initial base assessment rate, (ii) an unsecured debt adjustment (which can be positive or negative), and (iii) a brokered deposit adjustment, to calculate a total base assessment rate.

Under the Dodd-Frank Act, the limit on FDIC deposit insurance was increased to $250 thousand. The coverage limit is per depositor, per insured depository institution for each account ownership category. The Dodd-Frank Act also set a new minimum DIF reserve ratio at 1.35% of estimated insured deposits. In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the fund reserve ratio reached 1.35% by September 30, 2020, as required by the Dodd-Frank Act. In December 2018, the FDIC announced that the DIF reserve ratio had surpassed this benchmark.

The FDIC adopted a final rule effective June 26, 2020, and applied as of April 1, 2020, to mitigate the effect on deposit insurance assessments of a bank’s participation in the Paycheck Protection Program, the Paycheck Protection Program Liquidity Facility and the Money Market Mutual Fund Liquidity Facility in connection with the COVID-19 pandemic.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the bank to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between the bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the bank, as those prevailing for comparable nonaffiliated transactions. In addition, the bank generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which the bank is permitted to extend credit to executive officers.

Prompt Corrective Action. Federal banking regulators are authorized and, under certain circumstances, required to take certain actions against banks that fail to meet their capital requirements. The law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution is “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

The federal bank regulatory agencies have additional enforcement authority with respect to undercapitalized depository institutions. “Well capitalized” institutions may generally operate without supervisory restriction. With respect to “adequately capitalized” institutions, such banks cannot normally pay dividends or make any capital contributions that would leave it undercapitalized, they cannot pay a management fee to a controlling person if, after paying the fee, it would be undercapitalized, and they cannot accept, renew or roll over any brokered deposit unless the bank has applied for and been granted a waiver by the FDIC.

Immediately upon becoming “undercapitalized,” a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the DIF, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchase; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions. The bank meets the definition of being “well capitalized” as of December 31, 2022.

Enforcement. The GDBF maintains enforcement authority over the Bank, including the power to issue cease and desist orders and civil money penalties. The FDIC has primary federal enforcement responsibility over non-member state banks and has authority to bring actions against the institution and all institution-affiliated parties, including officers, directors, shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on the bank. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors. Civil money penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. In general, regulatory enforcement actions occur with respect to situations involving unsafe or unsound practices or conditions, violations of law or regulation or breaches of fiduciary duty, including self-dealing. Federal and Georgia laws also set forth criminal penalties for certain violations.

Community Reinvestment Act. The Bank is subject to the requirements of the Community Reinvestment Act of 1977, as amended. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities they serve, including low and moderate income neighborhoods. The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the Bank’s record in meeting such credit needs. Furthermore, such assessment is also required of banks that have applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch. In the case of a bank holding company applying for approval to acquire a bank or another bank holding company, the record of each subsidiary bank of the applicant bank holding company is subject to assessment in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” The bank received a “satisfactory” CRA rating in its most recent examination.

Privacy Legislation. Several laws, including the Right to Financial Privacy Act and the Gramm-Leach-Bliley Act of 1999, as amended, and related regulations issued by the federal bank regulatory agencies, provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice and approval from the customer. Privacy and data security areas are expected to receive increased attention at the federal level, and an increasing number of state laws and regulations have been enacted in recent years to implement privacy and cybersecurity standards and regulations, including data breach notification and data privacy requirements. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs that meet specified requirements. In addition, other nations in which our customers do business, such as the European Union, have adopted similar requirements. This trend of activity is expected to continue to expand, requiring continual monitoring of developments in the states and nations in which our customers are located and ongoing investments in our information systems and compliance capabilities.

USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 was enacted in response to the September 11, 2001 terrorist attacks in New York, Pennsylvania and Northern Virginia. The Patriot Act is intended to strengthen U.S. law enforcement and the intelligence communities’ abilities to work cohesively to combat terrorism. The Patriot Act contains anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities to identify persons who may be involved in terrorism or money laundering.

Consumer Financial Protection. The Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Right to Financial Privacy Act, the Telephone Consumer Protection Act, the CAN-SPAM Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. If the bank fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions the Bank may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act created a new, independent federal agency, the Consumer Financial Protection Bureau, which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws with respect to certain consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations. The CFPB has the authority to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB is also authorized to engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. Although all institutions are subject to rules adopted by the CFPB and examination by the CFPB in conjunction with examinations by the institution’s primary federal regulator, the CFPB has primary examination and enforcement authority over institutions with assets of $10 billion or more. The FDIC has primary responsibility for examination of the Bank and enforcement with respect to various federal consumer protection laws so long as the Bank has total consolidated assets of less than $10 billion, and state authorities are responsible for monitoring our compliance with all state consumer laws. The CFPB also has the authority to require reports from institutions with less than $10 billion in assets, such as the Bank, to support the CFPB in implementing federal consumer protection laws, supporting examination activities, and assessing and detecting risks to consumers and financial markets.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the Truth in Lending Act, the Equal Credit Opportunity Act and new requirements for financial services products provided for in the Dodd-Frank Act.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks including, among other things, the authority to prohibit “unfair, deceptive, or abusive” acts and practices. Abusive acts or practices are defined in the Dodd-Frank Act as those that (1) materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service, or (2) take unreasonable advantage of a consumer’s (a) lack of financial savvy, (b) inability to protect herself or himself in the selection or use of consumer financial products or services, or (c) reasonable reliance on a covered entity to act in the consumer’s interests. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but it could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

Commercial Real Estate Guidance. In December 2015, the federal banking regulators released a statement entitled “Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending” (the “CRE Guidance”). In the CRE Guidance, the federal banking regulators (i) expressed concerns with institutions that ease commercial real estate underwriting standards, (ii) directed financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and (iii) indicated that they will continue to pay special attention to commercial real estate lending activities and concentrations going forward. The federal banking regulators previously issued guidance in December 2006, entitled “Interagency Guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices,” which stated that an institution is potentially exposed to significant commercial real estate concentration risk, and should employ enhanced risk management practices, where (1) total commercial real estate loans represent 300% or more of its total capital and (2) the outstanding balance of such institution’s commercial real estate loan portfolio has increased by 50% or more during the prior 36 months.

Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If the Bank fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties. To date, the Bank has not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but its systems and those of its customers and third-party service providers are under constant threat and it is possible that the Bank could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by the Bank and its customers.

Effect of Governmental Monetary Policies. The Bank’s operations are affected not only by general economic conditions but also by the policies of various regulatory authorities. In particular, the Federal Reserve regulates money and credit conditions and interest rates to influence general economic conditions. These policies have a significant impact on overall growth and distribution of loans, investments and deposits; they affect interest rates charged on loans or paid for deposits. Federal Reserve monetary policies have had significant effects on the operating results of commercial banks, including the Bank, in the past and are expected to do so in the future.

Future Legislation and Regulation. Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could affect the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital or modify our business strategy, or limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

MARKET FOR COMMON STOCK AND DIVIDENDS

Oconee Common Stock is traded on the OTCQX marketplace under the symbol “OSBK.” As of the date of this offering memorandum, there are 896,497 shares of Oconee Common Stock outstanding, which were held by 672 holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others. The closing price of Oconee Common Stock on May 31, 2021, the last trading day before the public announcement of the signing of the Merger Agreement, and on May 4, 2023, the latest practicable date before the date of this offering circular, was $37.28 and $34.10, respectively.

The following table sets forth the high and low sales prices of Oconee Common Stock during the periods indicated as reported on the OTCQX marketplace. The following data regarding shares is provided for information purposes only and should not be viewed as indicative of the actual or market value of shares of Oconee Common Stock.

	Oconee Common Stock
	Sales Price		Dividends Declared Per Share
	High	Low
2023
First Quarter	$39.99	$34.00	$0.85
Second Quarter to date[1]	$36.99	$34.10	$0.00
2022
First Quarter	$44.00	$41.55	$0.70
Second Quarter	$43.00	$41.05	$0.00
Third Quarter	$42.00	$40.00	$0.00
Fourth Quarter	$41.05	$37.10	$0.00
2021
First Quarter	$40.00	$36.50	$0.65
Second Quarter	$55.00	$37.10	$0.00
Third Quarter	$46.80	$41.15	$0.00
Fourth Quarter	$44.00	$41.55	$0.00

You are advised to obtain current market quotations for Oconee Common Stock. The market price of Oconee Common Stock at the effective date of the Conversion Merger or at the time shares of Oconee Common Stock are booked in the name of Eligible Members after the Conversion Merger is completed may be higher or lower than the market price at the time the Merger Agreement was executed, at the date of mailing of this offering circular or at the time of the Elberton Special Meeting.

[1]	As of May 4, 2023.

Oconee is a legal entity separate and distinct from its subsidiaries, and its revenue depends primarily on the payment of dividends from the Bank. Therefore, Oconee’s principal source of funds with which to pay dividends on its stock and its other separate expenses is the receipt of dividends it receives from the Bank. The Bank is subject to certain regulatory and other legal restrictions on the amount of dividends it is permitted to pay to Oconee.

Oconee and the Bank, as a bank holding company and a Georgia state bank, respectively, will continue to be subject to regulatory restrictions on the payment of dividends. Under Georgia law, without prior approval from the GDBF, a Georgia state bank may only declare dividends out of the retained earnings of the bank. In addition, a Georgia state bank may not declare or pay dividends on its outstanding capital stock without the prior approval of the GDBF if: (1) total classified assets at the most recent examination of the bank exceed 80 percent of Tier 1 Capital plus the allowance for credit losses as reflected at such examination; (2) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50 percent of the net income that is attributable to the bank for the previous calendar year; and (3) the ratio of Tier 1 Capital to Adjusted Total Assets is less than 6 percent. Further, a Georgia state bank may not pay dividends payable in shares of any class in respect to shares of any other class unless the bank’s articles so provide or unless such payment is authorized by the affirmative vote or the written consent of the holders of a majority of the outstanding shares of the class in which the payment is to be made. In addition, under the current supervisory practices of the Federal Reserve, Oconee should inform and consult with its regulators reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to Oconee’s capital structure.

Oconee currently pays a dividend on its common stock on an annual basis, and it anticipates declaring and paying an annual dividend after the completion of the Merger Conversion. Oconee has no current intention to change its dividend strategy, but has and will continue to evaluate that decision on an annual basis. In 2023, 2022, and 2021, Oconee declared annual dividends of $0.85, $0.70, and $0.65 per share, respectively. After the Merger Conversion, the final determination of the timing, amount and payment of dividends on Oconee common stock will be at the discretion of its board of directors and will depend upon the earnings of Oconee and its subsidiary, the financial condition of Oconee and other factors, including general economic conditions and applicable governmental regulations and policies.

LEGAL MATTERS

The validity of the Oconee Common Stock to be issued upon completion of the Merger Conversion will be passed upon for Oconee by Alston & Bird LLP. Certain U.S. federal income tax consequences relating to the Merger Conversion will be passed upon for Oconee by Alston & Bird LLP.

EXPERTS

The consolidated financial statements as of December 31, 2021 and December 31, 2022 for Oconee, included beginning on page F-1 of this offering circular, have been audited by Mauldin & Jenkins, LLC, Oconee’s independent auditors, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements as of December 31, 2021 and December 31, 2022 for Elberton, included beginning on page G-1 of this offering circular, have been audited by Wipfli, LLP, Elberton’s independent auditors, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Oconee does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, and it is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Accordingly, Oconee does not file periodic documents and reports with the Securities and Exchange Commission. The historical financial statements of Oconee are included elsewhere in this offering circular and the Offering Statement of which this offering circular is a part was filed electronically with the SEC. You may access the SEC’s website at https://www.sec.gov/.

The Bank files quarterly Consolidated Reports of Condition and Income with the FDIC, all of which are available at the FDIC’s website at www.fdic.gov. Annual reports of the Bank’s financial condition, which include an opinion expressed by an independent or certified public accountant, are delivered to its stockholders not less than once per year.

DEFINED TERMS

Capitalized terms not defined in this Offering Circular have the meaning set forth below:

“85% Price” means a price equal to approximately, but not less than, 85% of the Oconee Market Price.

“Appraised Value” means the estimated pro forma market value of Elberton as determined by RP Financial.

“Associate” means, when used to indicate a relationship with any person, (i) any corporation or organization (other than Elberton, the Bank, Oconee or a majority-owned subsidiary of Oconee) of which such person is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term will not include any tax-qualified employee stock benefit plan of Oconee or the Bank in which such person has a substantial beneficial interest or serves as a trustee in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Elberton, the Bank, Oconee or any subsidiary of Oconee.

“Bank” means Oconee State Bank.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“CBLR” means Community Bank Leverage Ratio.

“CET1” means Common Equity Tier 1 capital.

“CFPB” means the Consumer Financial Protection Bureau.

“Closing Date” means the date on which the Merger Conversion is consummated in accordance with the Merger Agreement and the Plan of Conversion.

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Offering” means Oconee’s offering of Oconee Common Stock to Community Offerees as contemplated by this Offering Circular.

“Community Offeree” means each Elberton Resident, each Eligible Oconee Shareholder and members of the general public to which Oconee or its authorized representative provides a copy of this Offering Circular.

“CRA” means Community Reinvestment Act of 1977, as amended.

“DIF” means the FDIC deposit insurance fund.

“Elberton Board” means the board of directors of Elberton.

“Elberton Resident” means each natural person, including any trust of a natural person, residing in Elberton, Georgia or Elbert County, Georgia as of the last day of the month immediately preceding the effectiveness of this Offering Circular.

“Elberton Special Meeting” means the special meeting of the members of Elberton for purposes of considering and voting upon the Plan of Conversion.

“Eligibility Record Date” means the close of business on March 31, 2020.

“Eligible Account Holder” means each person that held deposits of $50 or more in Elberton on March 30, 2020.

“Eligible Member” means each Eligible Account Holder, each Subsequent Eligible Account Holder and each Other Member.

“Eligible Oconee Shareholder” means each shareholder of record of Oconee on the last day of the month immediately preceding the effectiveness of this Offering Circular.

“Equity Incentive Plan” means the Oconee Financial Corporation 2021 Equity Incentive Plan.

“Estimated Valuation Range” means the 15% valuation range of Elberton as determined by RP Financial before the Offering pursuant to the regulatory conversion guidelines range, as it may be amended from time to time thereafter.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“FDIC” means the Federal Deposit Insurance Corporation.

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FOMC” means the Federal Reserve’s Federal Open Market Committee.

“GDBF” means the Georgia Department of Banking and Finance.

“IRS” means the Internal Revenue Service.

“Minimum Investment” means 17 shares of Oconee Common Stock.

“Maximum Investment” means a number of shares equal to 5% of the Oconee Common Stock sold in the Offering

“Merger Agreement” means an Amended and Restated Agreement and Plan of Merger Conversion dated as of December 15, 2022, by and among Oconee, the Bank and Elberton.

“Merger Conversion” means Elberton’s conversion from a Federal mutual savings and loan association to a Federal stock savings and loan association and merger with and into the Bank.

“OCC” means Office of the Comptroller of the Currency.

“Oconee Board” means the board of directors of Oconee.

“Oconee Common Stock” means the authorized capital stock of Oconee, par value $2.00 per share.

“Oconee Market Price” means the average daily closing price rounded to the nearest cent (with any amount equal to or greater than $0.005 rounded to the next higher $0.01), of Oconee Common Stock on the OTCQX market for the consecutive period of thirty (30) full trading days ending on and including the trading day immediately preceding the date of this Offering Circular; provided, however, if such price is less than $33.50, then the Oconee Market Price shall be $33.50, and if such price is greater than $41.00, then the Oconee Market Price shall be $41.00.

“Offering” means the Subscription Offering and the Community Offering.

“Offering Circular” means this offering circular of Oconee, dated May 5, 2023.

“Other Member” means any person who is a member of Elberton as of the date fixed by the board of directors of Elberton in accordance with Elberton’s Bylaws and OCC regulations for determining the members eligible to vote at the Elberton Special Meeting.

“Other Subscriber” means any Subscriber that is not an Eligible Member, an Eligible Oconee Shareholder or an Elberton Resident.

“Patriot Act” means the USA Patriot Act of 2001, as amended.

“Performance Trust” means Performance Trust Capital Partners LLC.

“Plan of Conversion” means an Amended and Restated Plan of Merger Conversion dated as of July 15, 2021, adopted by Elberton.

“PPP” means the Small Business Administration’s Paycheck Protection Program.

“RP Financial” means RP Financial, LC.

“SBA” means the U.S. Small Business Administration.

“Securities Act” means the Securities Act of 1933, as amended.

“SERP” means supplemental executive retirement plan.

“Stock Order Form” means the form provided along with this Offering Circular that each prospective Subscriber must complete and submit in order to duly subscribe to purchase shares of Oconee Common Stock in the Offering.

“Subsequent Eligible Account Holder” means each person, other than Elberton’s directors, officers and their Associates, that held deposits of $50 or more in Elberton on the last day of the calendar quarter preceding approval of the Plan of Conversion by the OCC.

“Subscriber” means each Eligible Member that duly subscribes to purchase shares of Oconee Common Stock in the Subscription Offering and each Community Offeree that duly subscribes to purchase shares of Oconee Common Stock in the Community Offering.

“Subscription Expiration Date” means June 20, 2023 or such other date as determined by Oconee.

“Subscription Offering” means Oconee’s offering of Oconee Common Stock to Eligible Members as contemplated by this Offering Circular.

“Supplemental Eligibility Record Date” means the last day of the calendar quarter preceding approval of the Plan of Conversion by the OCC.

“Tax Opinion” means the opinion rendered by Alston & Bird LLP for the benefit of Oconee.

“Treasury Regulations” means regulations promulgated pursuant to the Code.

INDEX TO FINANCIAL STATEMENTS

Description	Exhibit

Oconee Consolidated Financial Report as of December 31, 2022, and 2021, with Independent Auditor’s Report	F-1

Elberton Financial Report as of December 31, 2022, and 2021, with Independent Auditor’s Report	G-1

OCONEE FINANCIAL

CORPORATION

AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2022

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2022

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of

Oconee Financial Corporation

Watkinsville, Georgia

Opinion

We have audited the accompanying consolidated financial statements of Oconee Financial Corporation and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and Subsidiary as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Oconee Financial Corporation and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Oconee Financial Corporation and Subsidiary’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

200 GALLERIA PARKWAY S.E., SUITE 1700 • ATLANTA, GA 30339-5946 • 770-955-8600 • 800-277-0080 • FAX 770-980-4489 • www.mjcpa.com

Members of The American Institute of Certified Public Accountants

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Oconee Financial Corporation and Subsidiary’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Oconee Financial Corporation and Subsidiary’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Atlanta, Georgia

March 29, 2023

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

	2022	2021
Assets
Cash and cash equivalents	$51,430,016	$85,774,514
Investment securities available for sale	159,640,457	162,165,152
Federal Home Loan Bank stock	285,500	247,400
Loans held for sale	140,409	1,212,617
Loans, net	295,581,285	297,981,395
Premises and equipment, net	8,000,576	8,602,518
Accrued interest receivable and other assets	21,669,411	15,158,402

Total assets	$536,747,654	$571,141,998

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Demand	$120,056,734	$107,488,534
Interest-bearing demand	248,622,460	271,897,678
Savings	83,798,448	86,196,269
Time	42,392,042	54,111,488

Total deposits	494,869,684	519,693,969
Accrued interest payable and other liabilities	2,976,386	2,320,963
Subordinated notes	9,818,393	9,794,445

Total liabilities	507,664,463	531,809,377

Stockholders’ equity:
Common stock, par value $2, authorized 1,500,000 shares, 897,950 and 897,538 shares issued, respectively	1,795,900	1,795,076
Restricted stock, 1,126 and 1,126 shares, respectively	(43,528)	(38,311)
Additional paid-in capital	4,176,342	4,159,822
Retained earnings	36,764,762	33,268,328
Accumulated other comprehensive income (loss)	(13,610,285)	147,706

Total stockholders’ equity	29,083,191	39,332,621

Total liabilities and stockholders’ equity	$536,747,654	$571,141,998

See Notes to Consolidated Financial Statements.

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Interest income:
Interest and fees on loans	$13,860,357	$15,262,317
Interest and dividends on securities:
U.S. treasury securities	613,926	283,584
U.S. government agencies	52,945	31,842
Mortgage-backed securities	1,436,730	560,109
State, county, and municipal	765,942	685,752
Corporate	379,271	346,038
Other	743,302	102,278

Total interest income	17,852,473	17,271,920

Interest expense:
Interest-bearing demand deposits	228,017	333,261
Savings deposits	104,052	66,985
Time deposits	451,540	601,494
Other borrowed funds	659,916	644,749

Total interest expense	1,443,525	1,646,489

Net interest income	16,408,948	15,625,431
Provision for loan losses	—	456,000

Net interest income after provision for loan losses	16,408,948	15,169,431

Other income:
Service charges	645,856	458,943
Net gain on sale of securities	749	172,312
Gain (loss) on sale and disposal of fixed assets	218,227	(268,123)
Mortgage origination income	1,017,698	2,067,991
Gain on sale of loans	1,074,252	178,608
Miscellaneous	1,892,984	1,770,793

Total other income	4,849,766	4,380,524

Other expenses:
Salaries and employee benefits	9,496,173	9,300,150
Occupancy	1,181,164	1,425,137
Other operating	5,253,020	5,093,205

Total other expenses	15,930,357	15,818,492

Income before income tax	5,328,357	3,731,463
Income tax	1,204,672	731,934

Net income	$4,123,685	$2,999,529

Net income per share	$4.60	$3.35

See Notes to Consolidated Financial Statements.

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Net income	$4,123,685	$2,999,529

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on derivative financial instruments:
Holding gains (losses) arising during period, net of tax expense of $68,291 and $0, respectively	(201,632)	—
Reclassification adjustment for amortization included in net income, net of tax benefit of $15,361 and $0, respectively	45,353	—
Unrealized losses on securities available for sale:
Holding losses arising during period, net of tax benefit of $4,595,787 and $394,063, respectively	(13,601,152)	(1,105,987)
Reclassification adjustment for gains included in net income, net of tax expense of $189 and $45,266, respectively	(560)	(127,046)

Total other comprehensive loss	(13,757,991)	(1,233,033)

Comprehensive income (loss)	$(9,634,306)	$1,766,496

See Notes to Consolidated Financial Statements.

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2022 AND 2021

					Accumulated
			Additional		Other	Total
	Common	Restricted	Paid-In	Retained	Comprehensive	Stockholders’
	Stock	Stock	Capital	Earnings	Income (Loss)	Equity
Balance, December 31, 2020	$1,794,250	$(37,976)	$4,147,114	$30,850,978	$1,380,739	$38,135,105
Change in net unrealized income (loss) on investment securities available for sale, net of tax	—	—	—	—	(1,233,033)	(1,233,033)
Issuance of restricted stock	1,500	(25,748)	24,248	—	—	—
Repurchase and retirement of common stock	(674)	—	(11,540)	—	—	(12,214)
Stock based compensation expense	—	25,413	—	—	—	25,413
Dividends paid ($0.65 per share)	—	—	—	(582,179)	—	(582,179)
Net income	—	—	—	2,999,529	—	2,999,529

Balance, December 31, 2021	1,795,076	(38,311)	4,159,822	33,268,328	147,706	39,332,621
Change in net unrealized income (loss) on investment securities available for sale and derivatives, net of tax	—	—	—	—	(13,757,991)	(13,757,991)
Issuance of restricted stock	1,500	(32,212)	30,712	—	—	—
Repurchase and retirement of common stock	(676)	—	(14,192)	—	—	(14,868)
Stock based compensation expense	—	26,995	—	—	—	26,995
Dividends paid ($.70 per share)	—	—	—	(627,251)	—	(627,251)
Net income	—	—	—	4,123,685	—	4,123,685

Balance, December 31, 2022	$1,795,900	$(43,528)	$4,176,342	$36,764,762	$(13,610,285)	$29,083,191

See Notes to Consolidated Financial Statements.

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
OPERATING ACTIVITIES
Net income	$4,123,685	$2,999,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion	1,454,222	1,064,004
Provision for loan losses	—	456,000
Proceeds from sales of mortgage loans held for sale	35,784,863	77,974,968
Originations of mortgage loans held for sale	(35,214,655)	(72,976,028)
Deferred income tax benefit	(175,810)	(39,206)
Gain on sale of investment securities, net	(749)	(172,312)
(Gain) loss on sale and disposal of fixed assets	(218,227)	268,123
Gain on sale of loans	(1,074,252)	(178,608)
Stock compensation expense	26,995	25,413
Increase in bank owned life insurance	(322,691)	(251,779)
Change in:
Accrued interest receivable and other assets	(1,235,520)	95,094
Accrued interest payable and other liabilities	584,342	443,654

Net cash provided by operating activities	3,732,203	9,708,852

INVESTING ACTIVITIES
Purchase of investment securities available for sale	(30,146,327)	(129,079,792)
Proceeds from calls and maturities of investment securities available for sale	8,702,469	9,416,103
Proceeds from sales of investment securities available for sale	4,993,302	31,013,443
Purchase of derivative financial instrument	(447,000)	—
Net (increase) decrease in Federal Home Loan Bank stock	(38,100)	112,300
Net change in loans	3,976,362	21,130,375
Purchases of premises and equipment	(332,503)	(3,842,841)
Purchases of bank owned life insurance	—	(3,500,000)
Proceeds from sales of fixed assets	681,500	—

Net cash used in investing activities	(12,610,297)	(74,750,412)

FINANCING ACTIVITIES
Net change in deposits	(24,824,285)	74,992,037
Repurchase and retirement of common stock	(14,868)	(12,214)
Dividends paid	(627,251)	(582,179)

Net cash provided by (used in) financing activities	(25,466,404)	74,397,644

Net increase (decrease) in cash and cash equivalents	(34,344,498)	9,356,084
Cash and cash equivalents at beginning of year	85,774,514	76,418,430

Cash and cash equivalents at end of year	$51,430,016	$85,774,514

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,443,344	$1,664,775
Income taxes	$1,393,640	$881,000

See Notes to Consolidated Financial Statements.

OCONEE FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Oconee Financial Corporation (“OFC”) received regulatory approval to operate as a bank holding company on October 13, 1998 and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the “Bank”) commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the “DBF”). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee, Clarke, and Gwinnett counties in Georgia.

Principles of Consolidation

The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank (collectively called the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation and Accounting Estimates

The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, deferred taxes, fair value of financial instruments, and other than temporary impairment on securities.

The Company has evaluated all transactions, events, and circumstances for consideration or disclosure through March 29, 2023, the date these financial statements were available to be issued and has reflected or disclosed those items within the consolidated financial statements and related footnotes as deemed appropriate.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. Included in cash and due from banks is interest-bearing deposits at other banks of $47,960,453 and $82,657,523 at December 31, 2022 and 2021, respectively. Net cash flows are reported for Federal Home Loan Bank stock, loans, and deposits.

Investment Securities

All securities are classified as available for sale and are recorded at fair value. Unrealized holding gains and losses, net of related tax effect on securities available for sale, are excluded from operations and are reported as a separate component of stockholders’ equity until realized. The Company recognizes other than temporary impairment (OTTI) loss in earnings only when the Company (1) intends to sell the debt security; (2) determines that it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis or (3) does not expect to recover the entire amortized cost basis of the security. In all other situations, only the portion of the OTTI losses representing the credit loss is recognized in earnings, with the remaining portion being recognized in other comprehensive income (loss), net of deferred taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings on the trade date and are derived using the specific identification method for determining the cost of securities sold.

Federal Home Loan Bank Stock

The Company is required to maintain an investment in capital stock of the Federal Home Loan Bank of Atlanta (FHLB). Based on redemption provisions of the entity, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock. Management reviews for impairment based on the ultimate recoverability of the cost basis in this stock.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. At December 31, 2022 and 2021, the carrying amount of mortgage loans held for sale approximates the market value. Loans held for sale consist of mortgage loans which have commitments to be sold to third party investors upon closing on a best-efforts basis.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, less net deferred origination fees or costs and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The Company analyzes its direct costs associated with the origination of different types of loans. Any fees collected that are greater than the costs calculated by the Company are recognized as income over the life of the loan as opposed to the time of origination.

Impaired loans are measured for impairment based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all principal and interest due according to the contractual terms of the loan will not be collected. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower’s financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings, and interest is recognized on a cash basis or cost recovery method when such loans are placed on nonaccrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due status is based on the contractual terms of the loans.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes the uncollectibility of the principal is confirmed. The allowance represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans and Allowance for Loan Losses (Continued)

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans. The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are identified as impaired. All significant impaired loans are evaluated individually for impairment, while all other loans considered impaired are evaluated as a pool. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Management uses an external review program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and provisions for estimated loan losses.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, based upon periodic reviews by regulatory agencies, management may determine that an increase or decrease to the provision for loan losses or the recognition of further losses is necessary.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter period of the useful life of the asset or the lease term. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in operations for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective assets is charged to earnings as incurred, whereas significant improvements are capitalized. The ranges of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	5-40 years
Furniture and equipment	3-10 years

Advertising Costs

Advertising costs are expensed as incurred and totaled $122,042 and $154,839 for the years ended December 31, 2022 and 2021, respectively.

Other Real Estate Owned

Properties acquired through foreclosure are carried at the lower of cost or fair value less estimated costs to dispose. Accounting guidance defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to operations in the period in which the need arises. At December 31, 2022 and 2021, there was no other real estate owned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Stock Compensation Plans

Stock compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost is measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards and stock grants.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. No valuation allowance was recorded as of December 31, 2022 and 2021.

In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Origination Income

Mortgage origination income represents net gains from the sale of mortgage loans and fees received from borrowers related to the Company’s origination of single-family residential mortgage loans.

Net Income Per Share

Net income per common share is based on the weighted average number of common shares outstanding during the year, while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Potential common shares outstanding related to restricted stock totaled 1,126 and 1,126 shares as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, these shares did not have a dilutive effect. Net income per share is calculated using the weighted average shares outstanding during the year of 896,991 and 896,260 for 2022 and 2021, respectively.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and derivative financial instruments, are reported as a separate component of the equity section of the balance sheet, such items, along with the net income, are components of comprehensive income (loss).

Revenue Recognition

The Company accounts for revenue in accordance with applicable revenue recognition accounting guidance, including ASU 2014-09 Revenue from Contracts with Customers (ASC Topic 606) and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as other real estate owned. The majority of the Company’s revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as loans, letters of credit, and investment securities, as these activities are subject to other GAAP discussed elsewhere within the disclosures. The Company’s services that fall within the scope of ASC 606 are presented within other income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of ASC 606 primarily include service charges on deposits, gains on sale of fixed assets, and other service charges and fees such as ATM and interchange fees and commissions on investment sales. Refer to Note 15 for further discussion on the Company’s accounting policies for revenue sources within the scope of ASC 606.

Derivative Instruments and Hedging Activities

The Company’s interest rate risk management strategy incorporates the use of derivative instruments to minimize fluctuations in net income that are caused by interest rate volatility. The Company’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. The Company views this strategy as a prudent management of interest rate risk, such that net income is not exposed to undue risk presented by changes in interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments and Hedging Activities (Continued)

In carrying out this part of its interest rate risk management strategy, the Company occasionally uses interest rate derivative contracts. The primary type of derivative contract used by the Company to manage interest rate risk is interest rate floors. Interest rate floors generally involve the hedging of the risk of changes in the Company’s cash flows attributable to changes in a contractually specified interest rate, below the strike rate of the floor, on an amount of the Company’s variable –rate assets equal to the common notional floor principal amount and maturity date. Cash flows related to floating-rate assets and liabilities will fluctuate with changes in an underlying rate index. When effectively hedged, the increases or decreases in cash flows related to the floating rate asset or liability will generally be offset by changes in cash flows of the derivative instrument designated as a hedge.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the fair value gain in the derivative. When the fair value of a derivative contract is positive, this situation generally indicates that the counterparty is obligated to pay the Company and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company is obligated to pay the counterparty and, therefore, has no repayment risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by the Company. The Company’s derivative activities are monitored by its asset/liability management committee as part of that committee’s oversight of the Company’s asset/liability and treasury functions.

The Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of the effective portion of cash flow hedges is accounted for in other comprehensive income (loss) rather than net income. Changes in the fair value of derivative instruments that are not intended as a hedge are accounted for in the net income of the period of the change.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains or losses that were accumulated in other comprehensive income (loss) will be recognized immediately in earnings. In those situations where the hedge is redesignated or discontinued and the variability of the future cash flows will occur as expected, gains and losses that are accumulated in other comprehensive income (loss) will continue to be reclassified from accumulated other comprehensive income (loss) to earnings as the interest payments affect earnings over the period of the original hedging relationship. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with subsequent changes in its fair value recognized in current period earnings.

U.S. Small Business Administration Paycheck Protection Program (PPP)

The Company participated in the Paycheck Protection Program, which was a loan program that originated from the CARES Act and was subsequently expanded by the Paycheck Protection Program and Health Care Enhancement Act (“PPPHCEA Act”). The PPP provided loans of up to $10 million to small businesses who were affected by economic conditions as a result of COVID-19 to provide cash-flow assistance to employers who maintain their payroll (including healthcare and certain related expenses), mortgage interest, rent, leases, utilities, and interest on existing debt during the COVID-19 emergency. PPP loans carry an interest rate of one percent, and a maturity of two or five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

U.S. Small Business Administration Paycheck Protection Program (Continued)

Under this program, the Company provided approximately $18.1 million in funding to 232 customers in 2021. As compensation for originating the loans, the Company received lender processing fees from the SBA totaling approximately $1,000,000. The processing fees are being recognized as interest income over approximately a sixty-month period based on management’s estimate that payoff or forgiveness would occur during this period. As of December 31, 2022, the Company had one remaining loan for $33,000 with this program that was not completely forgiven and had approximately $6,000 in remaining lender processing fees to be recognized into interest income.

These PPP loans are fully guaranteed by the SBA and are not included in the Company’s loan loss allowance calculation. If the borrower meets certain criteria and uses the proceeds toward certain eligible expenses in accordance with the requirements of the PPP, the borrower’s obligation to repay the loan can be forgiven up to the full principal amount of the loan and any accrued interest. Upon borrower forgiveness, the SBA pays the Company for the principal and accrued interest owed on the loan. If the full principal of the loan is not forgiven, the loan will operate according to the original loan terms with the SBA guaranty remaining.

NOTE 2. INVESTMENT SECURITIES

Investment securities available for sale at December 31, 2022 and 2021 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022:
U.S. Treasury	$47,165,650	$—	$(5,184,381)	$41,981,269
U.S. agency	3,100,422	—	(543,839)	2,556,583
Corporate securities	8,000,000	—	(647,556)	7,352,444
Mortgage-backed securities:
GSE residential	83,041,579	—	(5,204,053)	77,837,526
State, county, and municipal	36,343,524	5,113	(6,436,002)	29,912,635

	$177,651,175	$5,113	$(18,015,831)	$159,640,457

December 31, 2021:
U.S. Treasury	$36,773,033	$26,217	$(151,594)	$36,647,656
U.S. agency	3,047,477	11,148	—	3,058,625
Corporate securities	8,000,000	128,349	(52,566)	8,075,783
Mortgage-backed securities:
GSE residential	76,151,885	366,011	(458,982)	76,058,914
State, county, and municipal	38,005,787	629,614	(311,227)	38,324,174

	$161,978,182	$1,161,339	$(974,369)	$162,165,152

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. INVESTMENT SECURITIES (Continued)

The amortized cost and fair value of investment securities as of December 31, 2022 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due from one to five years	16,231,378	15,338,188
Due from five to ten years	61,369,843	52,709,709
Due after ten years	17,008,375	13,755,034
Mortgage-backed securities	83,041,579	77,837,526

	$177,651,175	$159,640,457

Gains and losses on sales of securities consist of the following:

	Years Ended December 31,
	2022	2021
Gross gains realized	$45,266	$375,899
Gross losses realized	(44,517)	(203,587)

Net gain realized	$749	$172,312

Securities with a carrying value of approximately $11,257,000 and $12,019,000 at December 31, 2022 and 2021, respectively, were pledged to secure public deposits and for other purposes as required by law.

Temporarily Impaired Securities

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2022 and 2021, are summarized as follows:

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
December 31, 2022:
U.S. Treasury	$(245,263)	$7,707,618	$(4,939,118)	$34,273,651	$(5,184,381)
U.S. agency	—	—	(543,839)	2,556,583	(543,839)
Corporate securities	(248,841)	4,001,159	(398,715)	3,351,285	(647,556)
Mortgage-backed securities:
GSE residential	(1,138,318)	24,187,029	(4,065,735)	53,650,497	(5,204,053)
State, county, municipal	(641,768)	7,659,646	(5,794,234)	20,737,839	(6,436,002)

Total	$(2,274,190)	$43,555,452	$(15,741,641)	$114,569,855	$(18,015,831)

December 31, 2021:
U.S. treasury	$(151,594)	$26,298,052	$—	$—	$(151,594)
U.S. agency	—	—	—	—	—
Corporate securities	(30,776)	1,969,224	(21,790)	728,210	(52,566)
Mortgage-backed securities:
GSE residential	(404,133)	55,566,813	(54,849)	1,030,247	(458,982)
State, county, municipal	(286,455)	16,340,015	(24,772)	1,000,090	(311,227)

Total	$(872,958)	$100,174,104	$(101,411)	$2,758,547	$(974,369)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. INVESTMENT SECURITIES (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

The unrealized losses on these debt securities in a continuous loss position for twelve months or more as of December 31, 2022 and 2021 are considered to be temporary because they arose due to changing interest rates and the repayment sources of principal and interest are government backed or are securities of investment grade issuers. Included in the table above as of December 31, 2022 were twelve securities issued by the U.S. Treasury, one security issued by a U.S. agency, twelve securities issued by corporate entities, fifty-five mortgage-backed securities, and thirty of thirty-three securities issued by state and political subdivisions that contained unrealized losses. Included in the table above as of December 31, 2021 were seven of nine securities issued by U.S. treasury, four of twelve securities issued by corporate entities, twenty-three of fifty-four mortgage-backed securities, and fifteen of forty-two securities issued by state and political subdivisions that contained unrealized losses. The total aggregate depreciation from their cost basis at December 31, 2022 and 2021 was 10.23% and 0.94% respectively.

NOTE 3. LOANS

The composition of loans, excluding loans held for sale, is summarized as follows:

	December 31,
	2022	2021
Real estate-mortgage
1-4 family residential	$51,340,112	$46,572,968
Hotel	9,187,113	12,787,653
Other	208,388,564	205,964,869
Real estate-construction	1,724,405	1,957,699
Commercial, financial, and agricultural	28,146,893	29,834,071
Consumer	2,330,828	2,451,087

Total (Non SBA PPP loans)	301,117,915	299,568,347

SBA Paycheck Protection Program Loans	33,070	3,736,307
Deferred fees and costs, net	(1,020,343)	(780,967)
Less allowance for loan losses	(4,549,357)	(4,542,292)

Net loans	$295,581,285	$297,981,395

As discussed in Note 1, the Company originated a substantial amount of SBA PPP loans in 2021. SBA PPP loans outstanding at December 31, 2022 and 2021 totaled $33,070 and $3,736,307, respectively. These loans are 100% guaranteed by the SBA and are all considered pass rated loans. Therefore, SBA PPP loans are not presented in the following tables throughout the remainder of Note 3.

The Company grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties, primarily Oconee, Clarke, Gwinnett, and Bibb counties. Although the Company has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market in the Company’s primary market area. Included in loans above are $22,115,867 and $36,405,257 of interest only loans at December 31, 2022 and 2021, respectively. For the majority of these loans, interest is due monthly with principal due at maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LOANS (Continued)

The loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. There are four loan portfolio segments that include real estate–mortgage, real estate–construction, commercial, financial, and agricultural loans, and consumer loans. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and an entity’s method for monitoring and assessing credit risk. Classes within the real estate-mortgage portfolio segment include 1-4 family residential, hotel, and other. The real estate-construction segment, commercial, financial, and agricultural segment and consumer segment have not been further disaggregated into classes.

The following describe risk characteristics relevant to each of the portfolio segments and classes:

Real Estate-Mortgage - As discussed below, the Company offers various types of real estate mortgage loan products. The majority of loans within this portfolio segment are particularly sensitive to the valuation of real estate:

•

1-4 family residential loans are repaid by various means such as the borrower’s income, sale of the property, or rental income derived from the property. Residential real estate loans are made based on the appraised value of the underlying collateral, in addition to the borrower’s ability to service the debt. Adverse economic conditions may impact the borrower’s financial status and thus affect their ability to repay the debt. In addition, the value of the collateral may be adversely affected by declining real estate values.

•

Hotel loans include loans repaid by the cash flow generated from rent income derived from the properties. The cash flows of hotels are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn will have an effect on credit quality.

•

Other real estate mortgage loans include loans secured by rental residences, income-producing investment properties and owner-occupied real estate used for business purposes. The underlying properties are generally located in the Company’s primary market area. The cash flows of the income-producing investment properties are adversely impacted by a downturn in the economy, which in turn will have an effect on credit quality. In the case of owner-occupied real estate used for business purposes, a weakened economy and resultant decreased consumer and/or business spending will have an adverse effect on credit quality.

Real Estate-Construction - Loans in this segment primarily include land loans to local contractors and developers for developing the land for sale or for the purpose of making improvements thereon. Repayment is derived from sale of the lots/units including any pre-sold units. Credit risk is affected by market conditions, time to sell at an adequate price, cost overruns and construction delays.

Commercial, Financial and Agricultural - Loans in this segment are made to businesses. Generally, these loans are secured by assets of the business and repayment is expected from the cash flows of the business. A weakened economy and resultant decreased consumer and/or business spending will have an effect on the credit quality in this loan segment.

Consumer Loans - Loans in this segment may be either secured or unsecured and repayment is dependent on the credit quality of the individual borrower and, if applicable, sale of the collateral securing the loan (such as automobile, mobile home, etc.). Therefore, the overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality of this loan segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LOANS (Continued)

The following tables present the activity in the allowance for loan losses by portfolio segment as of December 31, 2022 and 2021:

	Real estate- mortgage	Real estate- construction	Commercial, financial and agricultural	Consumer	Unallocated	Total
December 31, 2022:
Allowance for loan losses:
Beginning balance	$2,685,888	$9,788	$145,075	$19,734	$1,681,807	$4,542,292
Provision (reallocation)	358,758	3,145	74,126	(9,830)	(426,199)	—
Charge-offs	—	—	—	(4,332)	—	(4,332)
Recoveries	—	—	—	11,397	—	11,397

Ending balance	$3,044,646	$12,933	$219,201	$16,969	$1,255,608	$4,549,357

Ending balance – individually evaluated for impairment	$167,468	$—	$2,384	$—	$—	$169,852

Ending balance – collectively evaluated for impairment	$2,877,178	$12,933	$216,817	$16,969	$1,255,608	$4,379,505

Loans:
Ending balance	$268,915,789	$1,724,405	$28,146,893	$2,330,828		$301,117,915

Ending balance – individually evaluated for impairment	$5,249,181	$—	$74,741	$—		$5,323,922

Ending balance – collectively evaluated for impairment	$263,666,608	$1,724,405	$28,072,152	$2,330,828		$295,793,993

	Real estate- mortgage	Real estate- construction	Commercial, financial and agricultural	Consumer	Unallocated	Total
December 31, 2021:
Allowance for loan losses:
Beginning balance	$2,648,360	$5,389	$185,961	$47,830	$1,169,551	$4,057,091
Provision (reallocation)	42,165	4,399	(40,655)	(62,165)	512,256	456,000
Charge-offs	(4,637)	—	(231)	(10,012)	—	(14,880)
Recoveries	—	—	—	44,081	—	44,081

Ending balance	$2,685,888	$9,788	$145,075	$19,734	$1,681,807	$4,542,292

Ending balance – individually evaluated for impairment	$544,795	$—	$—	$—	$—	$544,795

Ending balance – collectively evaluated for impairment	$2,141,093	$9,788	$145,075	$19,734	$1,681,807	$3,997,497

Loans:
Ending balance	$265,325,490	$1,957,699	$29,834,071	$2,451,087		$299,568,347

Ending balance – individually evaluated for impairment	$5,628,892	$—	$—	$—		$5,628,892

Ending balance – collectively evaluated for impairment	$259,696,598	$1,957,699	$29,834,071	$2,451,087		$293,939,455

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.    LOANS (Continued)

The following tables present loans individually evaluated for impairment by portfolio segment and class as of December 31, 2022 and 2021:

	Unpaid			Average	Interest
	Principal	Recorded	Related	Recorded	Income
	Balance	Investment	Allowance	Investment	Recognized
December 31, 2022:
With an allowance recorded:
Real estate-mortgage:
1-4 family residential	$164,771	$164,771	$5,257	$164,771	$16,500
Hotel	5,084,410	5,084,410	162,211	5,267,111	—
Commercial, financial, and agricultural	74,741	74,741	2,384	75,941	3,517

Total with an allowance recorded	5,323,922	5,323,922	169,852	5,507,823	20,017

Total impaired loans	$5,323,922	$5,323,922	$169,852	$5,507,823	$20,017

December 31, 2021:
With an allowance recorded:
Real estate-mortgage:
1-4 family residential	$179,081	$179,081	$17,332	$194,113	$—
Hotel	5,449,811	5,449,811	527,463	5,592,310	—

Total with an allowance recorded	5,628,892	5,628,892	544,795	5,786,423	—

Total impaired loans	$5,628,892	$5,628,892	$544,795	$5,786,423	$—

The following tables present the aging of the recorded investment in past due loans as of December 31, 2022 and 2021 by portfolio segment and class:

	30-89 Days Past Due	Accruing Greater than 90 Days Past Due	Accruing Total Past Due	Nonaccrual	Loans Not Past Due	Total
December 31, 2022:
Real estate-mortgage:
1-4 family residential	$79,447	$—	$79,447	$164,771	$51,095,894	$51,340,112
Hotel	—	—	—	5,084,410	4,102,703	9,187,113
Other	163,163	—	163,163	—	208,225,401	208,388,564
Real estate-construction	—	—	—	—	1,724,405	1,724,405
Commercial, financial and agricultural	—	—	—	74,741	28,072,152	28,146,893
Consumer	5,788	—	5,788	—	2,325,040	2,330,828

Total	$248,398	$—	$248,398	$5,323,922	$295,545,595	$301,117,915

December 31, 2021:
Real estate-mortgage:
1-4 family residential	$26,328	$—	$26,328	$179,081	$46,367,559	$46,572,968
Hotel	—	—	—	5,449,811	7,337,842	12,787,653
Other	—	—	—	—	205,964,869	205,964,869
Real estate-construction	—	—	—	—	1,957,699	1,957,699
Commercial, financial and agricultural	289,437	—	289,437	—	29,544,634	29,834,071
Consumer	5,173	—	5,173	—	2,445,914	2,451,087

Total	$320,938	$—	$320,938	$5,628,892	$293,618,517	$299,568,347

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LOANS (Continued)

Troubled Debt Restructurings

The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession.

In assessing whether or not a borrower is experiencing financial difficulties, the Company considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether (i) the debtor is currently in payment default on any of its debt; (ii) a payment default is probable in the foreseeable future without the modification; (iii) the debtor has declared or is in the process of declaring bankruptcy; and (iv) the debtor’s projected cash flow is sufficient to satisfy contractual payments due under the original terms of the loan without a modification.

The Company considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by the Company include the debtor’s ability to access funds at a market rate for debt with similar risk characteristics, the significance of the modification relative to unpaid principal balance or collateral value of the debt, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan. The most common concessions granted by the Company generally include one or more modifications to the terms of the debt, such as (i) a reduction in the interest rate for the remaining life of the debt, (ii) an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk, (iii) a temporary period of interest-only payments, and (iv) a reduction in the contractual payment amount for either a short period or remaining term of the loan. As of December 31, 2022 and 2021, the Company did not have any loans that were considered restructured.

There were no loans modified as a TDR during the years ended December 31, 2022 and 2021.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. All loans are analyzed at origination and assigned a risk category. In addition, on an annual basis, management performs an analysis on loans with an outstanding balance greater than specified limits and non-homogeneous loans, such as commercial and commercial real estate loans. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LOANS (Continued)

Credit Quality Indicators (Continued)

Loans not meeting the criteria above that are analyzed as part of the above-described process are considered to be pass-rated loans.

As of December 31, 2022 and 2021, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2022:
Real estate-mortgage:
1-4 family residential	$51,175,341	$—	$164,771	$—	$51,340,112
Hotel	4,102,703	—	5,084,410	—	9,187,113
Other	208,388,564	—	—	—	208,388,564
Real estate-construction	1,724,405	—	—	—	1,724,405
Commercial, financial, and agricultural	28,072,152	—	74,741	—	28,146,893
Consumer	2,330,828	—	—	—	2,330,828

Total	$295,793,993	$—	$5,323,922	$—	$301,117,915

December 31, 2021:
Real estate-mortgage:
1-4 family residential	$46,323,217	$—	$249,751	$—	$46,572,968
Hotel	5,819,353	—	6,968,300	—	12,787,653
Other	205,964,869	—	—	—	205,964,869
Real estate-construction	1,957,699	—	—	—	1,957,699
Commercial, financial, and agricultural	29,753,827	—	80,244	—	29,834,071
Consumer	2,451,087	—	—	—	2,451,087

Total	$292,270,052	$—	$7,298,295	$—	$299,568,347

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2022	2022
Land	$715,733	$963,758
Buildings and improvements	7,065,808	7,586,892
Furniture and equipment	3,479,222	3,320,657
Construction in process	164,574	137,945
Right-of-use asset	1,005,935	805,146

	12,431,272	12,814,398
Less accumulated depreciation	(4,264,056)	(4,174,948)
Less accumulated amortization	(166,640)	(36,932)

	$8,000,576	$8,602,518

Depreciation expense was $542,252 and $476,040 for the years ended December 31, 2022 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. PREMISES AND EQUIPMENT (Continued)

Leases

The Company leases a location under a lease obligation which provided that the Company pay a monthly rental of $8,099 until September 30, 2023, at which time the monthly rental increases to $8,302 and will continue to increase 2.5% at each anniversary date. The lease expires April 30, 2028. The lease also contains an abatement of $56,056 which will be applied to the first 26 months of the lease. The Company has evaluated the lease and determined it to be an operating lease. The right-of-use asset and lease liability were measured and recorded with an assumed discount rate of approximately 1.5%, the Company’s incremental borrowing rate at the date of adoption over the life of the initial terms of the lease. The lease agreement contains renewal options for additional years, but the renewal options are not considered in the right-of-use asset due to the uncertainty of renewal.

The Company also leases another location under a lease obligation which provided that the Company pay a monthly rental of $5,167 until August 31, 2023, at which time the monthly rental increases to $5,297 and will continue to increase 2.5% at each anniversary date. The lease also calls for monthly reimbursement expenses estimated at $1,483 per month, to be trued up at the end of each year. The lease expires August 31, 2024. The Company has evaluated the lease and determined it to be an operating lease. The right-of-use asset and lease liability were measured and recorded with an assumed discount rate of approximately 0.59%, the Company’s incremental borrowing rate at the date of adoption over the life of the terms of the lease.

The Company entered into a new lease in November 2022 for a location for a new branch location set to open in 2023. Under the lease obligation, the Company will pay a monthly rental of $3,250 until March 31, 2025, at which time the monthly rental increases to $3,315 and will continue to increase 2.0% at each anniversary date. Due to construction of leasehold improvements and waiting on regulatory approval for the new branch location, rental payments will commence on June 1, 2023. The lease will expire March 31, 2028. The Company has evaluated the lease and determined it to be an operating lease. Since construction of the leasehold improvements were in progress as of December 31, 2022, the right-of-use and lease liability were measured and recorded with an assumed discount rate of approximately 4.40%, the Company’s incremental borrowing rate at the date of adoption over the life of the terms of the lease.

The right of use asset for all leases, included within premises and equipment on the balance sheet, was $839,295 and $768,214 net of amortization as of December 31, 2022 and 2021, respectively. The Company’s lease liability, included within accrued interest payable and other liabilities on the balance sheet, was $839,295 and $768,214 as of December 31, 2022 and 2021, respectively. The weighted average discount rate used to calculate operating lease liability was 2.08% and 1.30% at December 31, 2022 and 2021, respectively. The remaining weighted average lease term was 4.9 years and 5.5 years at December 31, 2022 and 2021, respectively.

Future undiscounted lease payments on noncancelable operating leases, excluding any renewal options, are summarized as follows:

2023	$163,149
2024	181,622
2025	142,325
2026	145,689
2027	149,145
Thereafter	47,003

$828,933

The amount of imputed interest on outstanding lease payments was insignificant as of December 31, 2022 and 2021. Total rental expense for the years ended December 31, 2022 and 2021 was $156,462 and $433,213, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. DEPOSITS

The aggregate amounts of certificates of deposit, each with a minimum denomination of $250,000, were approximately $13,600,000 and $16,940,000 at December 31, 2022 and 2021, respectively. The Company had no brokered deposits at December 31, 2022 and 2021, respectively.

At December 31, 2022, the scheduled maturities of certificates of deposit are as follows:

2023	$20,881,488
2024	5,225,325
2025	7,912,292
2026	2,476,223
2027	5,896,714

$42,392,042

At December 31, 2022 and 2021, the Company had concentrations of deposits with two municipal customers of $54,400,960 and $64,844,556, respectively. Overdraft demand deposits reclassified to loans totaled $12,847 and $13,497 at December 31, 2022 and 2021, respectively.

The Company had ICS deposits through Promontory/IntraFI Network of $66,360,000 and $74,913,000 at December 31, 2022 and 2021, respectively. The Company’s ICS reciprocal deposits consist of SCM deposits which are fully insured through this program.

NOTE 6. INCOME TAXES

The components of income tax in the statements of income are as follows:

	December 31,
	2022	2021
Current income tax expense	$1,380,480	$771,140
Deferred income tax benefit	(175,810)	(39,206)

Total income tax	$1,204,672	$731,934

The differences between income tax and the amount computed by applying the statutory federal income tax rate to income before income tax are as follows:

	December 31,
	2022	2021
Income tax at statutory rates	$1,118,955	$783,607
Add (deduct):
Tax-exempt interest income	(56,514)	(86,034)
State taxes, net of federal effect	101,196	66,257
Other	41,035	(31.,896)

	$1,204,672	$731,934

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. INCOME TAXES (Continued)

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of accrued interest receivable and other assets at December 31, 2022 and 2021.

	December 31,
	2022	2021
Deferred income tax assets:
Allowance for loan losses	$750,946	$570,324
Unrealized losses on investment securities available for sale	4,556,712	—
Unrealized losses on derivative financial instruments	52,930	—
Other	321,727	193,964

Total gross deferred income tax assets	5,682,315	764,288

Deferred income tax liabilities:
Unrealized gains on investment securities available for sale	—	(39,264)
Premises and equipment	(352,472)	(313,571)

Total gross deferred income tax liabilities	(352,472)	(352,835)

Net deferred income tax asset	$5,329,843	$411,453

The federal income tax returns of the Company for 2021, 2020, and 2019 are subject to examination by the IRS, generally for three years after being filed.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans:

	December 31,
	2022	2021
Beginning balance	$3,568,272	$3,767,970
Advances	1,584,313	125,047
Repayments	(725,675)	(324,745)

Ending balance	$4,426,910	$3,568,272

NOTE 8. SUBORDINATED NOTES

On August 7, 2020, the Company issued subordinated notes payable for $10,000,000. The notes mature on August 7, 2030, with interest payments due on March 28, June 28, September 28, and December 28 of each year at a fixed rate of 6.00% until August 7, 2025. Subsequent to August 7, 2025, and until maturity, interest payments are due on the same payment schedule but at a variable rate of three-month SOFR plus five hundred ninety-six basis points resetting each quarter. The notes can be redeemed by the Company, in whole or in part, on or after the fifth anniversary of the note agreements. Debt issuance costs of $239,163 were incurred and capitalized by the Company and are being amortized into interest expense over the life of the notes on a straight-line basis. The net carrying value of the subordinated notes payable were $9,818,393 and $9,794,445 at December 31, 2022 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. AVAILABLE LINES OF CREDIT

The Company is approved to borrow from the Federal Reserve Bank discount window program. As of December 31, 2022, the Company has not pledged any loans or securities but would be required to if they wished to borrow using this program. There were no borrowings outstanding under this program at December 31, 2022 and 2021.

The Company is approved to borrow from the Federal Home Loan Bank of Atlanta. As of December 31, 2022, the Company had pledged loans totaling approximately $133,673,000 and had an available credit line of approximately $133,203,000. There were no borrowings outstanding under this line at December 31, 2022 and 2021.

The Company had $12,000,000 available for the purchase of overnight federal funds from two correspondent financial institutions as of December 31, 2022 and 2021. There were no amounts outstanding under these lines as of December 31, 2022 and 2021.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

	Contractual Amount
	2022	2021
	(in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$71,189	$41,886
Standby letters of credit	2,253	1,074

	$73,442	$42,960

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit, or personal property.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company’s delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles, and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

NOTE 11. PROFIT SHARING PLAN AND STOCK-BASED COMPENSATION

Profit Sharing Plan

The Company has a contributory profit-sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. For the years ended December 31, 2022 and 2021, there was $279,444 and $243,441 charged to expense, respectively.

Deferred Compensation Plan

The Company has various deferred compensation plans providing for death and retirement benefits for certain key officers. The estimated amounts to be paid under the compensation plans have been funded through the purchase of life insurance policies on certain officers. In 2022 and 2021, these policies earned $322,692 and $251,779, respectively. In 2022 and 2021, the Company expensed $305,055 and $221,576, respectively, for deferred compensation related to these plans.

Accrued deferred compensation of $846,572 and $541,517 is included in accrued interest payable and other liabilities as of December 31, 2022 and 2021, respectively. Cash surrender values of $12,903,896 and $12,581,204 on the insurance policies as of December 31, 2022 and 2021, respectively, are included in accrued interest receivable and other assets.

Restricted Stock

During 2022 and 2021, respectively, the Company granted 750 and 750 shares of restricted stock which vest over four years from the grant dates. The fair market value of the stock on the grant dates was $42.95 and $34.33 per share, respectively. The Company recognized $26,995 and $25,414 of stock-based compensation expense related to these grants during 2022 and 2021, respectively. As of December 31, 2022 and 2021, respectively, there was $43,528 and $38,311 of total unrecognized compensation cost related to these restricted stock grants which is expected to be recognized over the remaining vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. In addition, the Bank is subject to an institution-specific capital buffer which must exceed 2.50% to avoid limitations on distributions and discretionary bonus payments. The Bank’s capital conservation buffer at December 31, 2022 was 6.6315%. Management believes, as of December 31, 2022 and 2021, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2022, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in Thousands)
As of December 31, 2022:
Total Capital to Risk Weighted Assets	$53,762	14.63%	$29,395	8.00%	$36,744	10.00%
Tier 1 Capital to Risk Weighted Assets	$49,213	13.39%	$22,046	6.00%	$29,395	8.00%
Common Equity Tier 1 Capital to Risk Weighted Assets	$49,213	13.39%	$16,535	4.50%	$23,884	6.50%
Tier 1 Capital to Average Assets	$49,213	9.09%	$21,662	4.00%	$27,078	5.00%
As of December 31, 2021:
Total Capital to Risk Weighted Assets	$50,004	14.13%	$28,311	8.00%	$35,389	10.00%
Tier 1 Capital to Risk Weighted Assets	$45,579	12.88%	$21,233	6.00%	$28,311	8.00%
Common Equity Tier 1 Capital to Risk Weighted Assets	$45,579	12.88%	$15,925	4.50%	$23,003	6.50%
Tier 1 Capital to Average Assets	$45,579	8.09%	$22,531	4.00%	$28,164	5.00%

NOTE 13. STOCKHOLDERS’ EQUITY

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year’s net earnings, the ratio of equity capital to total assets, and other specific regulatory restrictions. At December 31, 2022, approximately $2,321,000 of retained earnings was available for dividend declaration without regulatory approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE DISCLOSURES

Fair Value Measurements

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and foreclosed property.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls, is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE DISCLOSURES (Continued)

Fair Value Hierarchy (Continued)

F-The following methods and assumptions were used by the Company in estimating fair value for assets and liabilities measured at fair value on either a recurring or nonrecurring basis:

Securities Available for Sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets, and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds, and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Derivative financial instruments: Derivative financial instruments are used to manage interest rate risk. The valuation of these instruments is determined using widely accepted techniques including discounted cash flow analysis on the expected cash flows of the derivatives. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair value of the derivatives is determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves derived from observable market interest rate curves). The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting any applicable credit enhancements such as collateral postings, thresholds, mutual puts and guarantees. Although the Company has determined that the majority of the inputs used to value its derivative fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or the counterparty. However, as of December 31, 2022, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustment is not significant to the overall valuation of its derivatives. As a result, the Company has determined that is derivative valuation in its entirety is classified in Level 2 of the fair value hierarchy.

Impaired Loans: Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures its impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2022 and 2021, substantially all of the impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is used, or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE DISCLOSURES (Continued)

Fair Value Hierarchy (Continued)

The tables below present the Company’s assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Balance at December 31, 2022	Level 1	Level 2	Level 3
	(In thousands)
Securities available for sale	$159,640	$41,981	$117,659	$—
Derivative financial instruments	177	—	177	—

	Balance at December 31, 2021	Level 1	Level 2	Level 3
	(In thousands)
Securities available for sale	$162,165	$36,648	$125,517	$—

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis. These include assets that are measured at the lower of cost or fair value. The tables below present the Company’s assets measured at fair value on a nonrecurring basis as of December 31, 2022 and 2021, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Balance at December 31, 2022	Level 1	Level 2	Level 3	Total Gains (Losses)
	(In thousands)
Impaired loans	$5,154	$—	$—	$5,154	$375

	Balance at December 31, 2021	Level 1	Level 2	Level 3	Total Gains (Losses)
	(In thousands)
Impaired loans	$5,084	$—	$—	$5,084	$319

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate fair values based on the short-term nature of the assets.

Investment Securities Available for Sale: Securities available for sale are carried at fair value using the methods and assumptions described above.

Federal Home Loan Bank Stock: The carrying amount of Federal Home Loan Bank stock with no readily determinable fair value approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE DISCLOSURES (Continued)

Fair Value of Financial Instruments (Continued)

Loans and Loans Held for Sale: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair value for fixed rate loans is estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. Loans held for sale are carried at the lower of cost or market value and the carrying amount approximates the market value.

Derivative Financial Instruments: The fair value of derivative financial instruments is estimated using pricing models of derivatives with similar characteristics or discounted cash flow models where future floating cash flows are projected and discounted back.

Deposits: The fair values disclosed for demand deposits (for example, interest and noninterest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Subordinated notes: The carrying amount of subordinated notes approximates fair value based on interest rates for comparable instruments with similar maturities.

Accrued Interest: The carrying amounts of accrued interest approximate fair value.

Off-Balance Sheet Credit-Related Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE DISCLOSURES (Continued)

Fair Value of Financial Instruments (Continued)

The carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2022 and 2021 were as follows (in thousands):

December 31, 2022	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$51,430	$51,430
Investment securities available for sale	159,640	159,640
Federal Home Loan Bank stock	286	286
Loans held for sale	140	140
Loans	295,581	284,045
Accrued interest receivable	1,583	1,583
Derivative financial instrument	177	177
Financial liabilities:
Deposits	494,870	495,286
Subordinated notes	9,818	9,818
Accrued interest payable	77	77

December 31, 2021	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$85,775	$85,775
Investment securities available for sale	162,165	162,165
Federal Home Loan Bank stock	247	247
Loans held for sale	1,213	1,213
Loans	297,981	296,131
Accrued interest receivable	1,171	1,171
Financial liabilities:
Deposits	519,694	520,883
Subordinated notes	9,794	9,794
Accrued interest payable	76	76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. REVENUE FROM CONTRACTS WITH CUSTOMERS

Substantially all of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within service charges, gain on sale and disposal of fixed assets and miscellaneous income on the statements of income. The following table presents the Company’s sources of revenue from contracts with customers for the years ended December 31, 2022 and 2021.

	2022	2021
Service charges	$645,856	$458,943
Gain (loss) on sale and disposal of fixed assets	218,227	(268,123)
Miscellaneous	1,892,984	1,770,793

	$2,757,067	$1,961,613

Service charges: Revenue from service charges relates primarily to deposit accounts and is earned through cash management, overdraft, non-sufficient funds, and other deposit-related services. Revenue is recognized for these services either over time, corresponding with deposit accounts’ monthly cycle, or at a point in time for transaction-related services and fees. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts.

Gain on sales and disposal of fixed assets: The Company records a gain or loss from the sale of assets when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of assets to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

Miscellaneous: Miscellaneous primarily includes revenues generated from commissions on investment sales, ATM fees, and interchange fees from consumer credit and debit cards. Commissions on investment sales and ATM fees are recognized concurrently with the delivery of service on a daily basis as transactions occur. Interchange rates are generally set by the credit card associations and based on purchase volumes and other factors. Interchange fees and merchant discounts are recognized concurrently with the delivery of service on a daily basis as transactions occur. Payment is typically received immediately or in the following month.

NOTE 16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages interest rate risk primarily by managing the amount, sources, and duration of its investment securities portfolio and debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash receipts and its known or expected cash payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate floors as a part of its interest rate risk management strategy.

The effective portion of changes in fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of derivatives is recognized directly in earnings.

The Company does not use derivatives for speculative purposes. Derivatives not designated as hedges are used to manage the Company’s exposure to interest rate movements but do not meet the strict hedge accounting rules under GAAP.

During 2022, the Company entered into an interest rate floor designated as a cash flow hedge that involves the hedging of the risk of changes in the cash flows attributable to changes in a contractually specified interest rate, below the strike rate of the floor, on an amount of the Company’s variable-rate assets equal to the then-outstanding notional floor. The objective of the floor was to lock in a floor strike rate at 2.75%. The interest rate floor contract has a notional amount of $25 million and is hedging the variable rate on the reserve balances with two of the Company’s interest-bearing deposits in other banks. The interest rate floor has an effective date of August 5, 2023 and a maturity date of August 5, 2025. If the rate on these assets falls below 2.75% on a rate reset date during the period from the effective date to the maturity date, the Company’s counterparty will pay the Company the amount equal to the floor notional amount multiplied by difference in strike price and new floor index rate. The Company will be required to hold $25 million in interest-bearing deposits in other banks as of the effective date of the contract in order to use hedge accounting on the interest rate floor.

The Company is amortizing the interest rate floor over the life of the contract and recognized $60,714 of amortization expense from the interest rate floor contract during 2022 that was recognized in interest income. At December 31, 2022, the estimated fair value of the interest rate floor contract accounted for as a cash flow hedge was $177,077. The fair value of the floor was recorded in other assets on the balance sheet as of December 31, 2022. The fair value of the interest rate floor had no effect on net income for 2022, and the unrealized loss of $269,923, net of tax of $68,291, was recorded in other comprehensive income (loss) for 2022. No hedge ineffectiveness from the cash flow hedge was recognized in net income for the year ending December 31, 2022

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. OCONEE FINANCIAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

	December 31,
	2022	2021
Assets
Cash	$2,523,649	$3,050,116
Investment in subsidiary	36,178,082	45,895,090
Other assets	244,477	181,860

Total assets	$38,946,208	$49,127,066

Liabilities and Stockholders’ Equity
Other liabilities	$44,624	$—
Subordinated notes	9,818,393	9,794,445
Stockholders’ equity	29,083,191	39,332,621

Total liabilities and stockholders’ equity	$38,946,208	$49,127,066

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2022	2021
Other income	$16,440	$12,000
Dividend income	627,252	582,180

	643,692	594,180

Other expenses	709,242	711,183

Loss before income tax benefits and equity in undistributed income of subsidiary	(65,550)	(117,003)
Income tax benefits	(175,248)	(146,828)

Income before equity in undistributed income of subsidiary	109,698	29,825
Equity in undistributed income of subsidiary	4,013,987	2,969,704

Net income	$4,123,685	$2,999,529

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. OCONEE FINANCIAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2022	2021
OPERATING ACTIVITIES
Net income	$4,123,685	$2,999,529
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	23,948	23,948
Equity in undistributed income of subsidiary	(4,013,987)	(2,969,704)
Change in:
Other assets	(62,618)	5,799
Other liabilities	44,624	—

Net cash provided by operating activities	115,652	59,572

FINANCING ACTIVITIES
Dividends paid	(627,251)	(582,179)
Repurchase and retirement of common stock	(14,868)	(12,214)

Net cash used in financing activities	(642,119)	(594,393)

Net decrease in cash	(526,467)	(534,821)
Cash at beginning of year	3,050,116	3,584,937

Cash at end of year	$2,523,649	$3,050,116

NOTE 18. ELBERTON FEDERAL SAVINGS & LOAN ASSOCIATION TRANSACTION

On December 15, 2022, the Company and Elberton Federal Savings & Loan Association (“Elberton”) entered into an amended and restated agreement and plan of merger conversion in which the Company will acquire Elberton. The original agreement was announced on June 1, 2021. Elberton will convert to a stock form of organization and will simultaneously merge into the Bank. As part of the transaction, the Company will offer shares of its common stock to qualifying eligible Elberton account holders and possibly others in a subscription offering and a community offering.

As of December 31, 2022, Elberton had a single branch location in Elberton, Georgia. In addition, Elberton had approximately $27.9 million in total assets, $23.3 million in loans, net of unearned income, and $20.6 million in deposits. Subject to regulatory approval, the transaction is expected to close in the second half of 2023.

Elberton Federal

Savings & Loan

Association

Financial Statements

Years Ended December 31, 2022 and 2021

Independent Auditor’s Report

The Board of Directors

Elberton Federal Savings & Loan Association

Elberton, Georgia

Opinion

We have audited the accompanying financial statements of Elberton Federal Savings & Loan Association (the “Association”), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, comprehensive loss, changes in capital, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Elberton Federal Savings & Loan Association as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (‘‘GAAP’’).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Elberton Federal Savings & Loan Association and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Elberton Federal Savings & Loan Association’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Elberton Federal Savings & Loan Association’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Elberton Federal Savings & Loan Association’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Wipfli LLP

Atlanta, Georgia

April 7, 2023

Elberton Federal Savings & Loan Association

Balance Sheets

As of December 31, 2022 and 2021	2022	2021

Assets:
Cash and due from banks	$172,624	$1,941,741
Interest-bearing deposits with other banks	1,554,506	654,143

Cash and cash equivalents	1,727,130	2,595,884
Securities available for sale	2,234,122	2,720,480
Marketable equity securities	5,309	12,589
Other investments	120,500	88,500
Loans, net	23,245,948	22,454,128
Premises and equipment, net	214,798	235,579
Accrued interest receivable and other assets	335,715	217,891

Total assets	$27,883,522	$28,325,051

Liabilities:
Deposits	$20,600,759	$21,307,601
Federal Home Loan Bank advances	2,500,000	2,000,000
Accrued interest payable and other liabilities	21,017	34,486

Total liabilities	23,121,776	23,342,087

Capital:
Retained earnings	4,824,339	4,930,399
Accumulated other comprehensive (loss) income	(62,593)	52,565

Total capital	4,761,746	4,982,964

Total liabilities and capital	$27,883,522	$28,325,051

See accompanying notes to financial statements.

Elberton Federal Savings & Loan Association

Statements of Operations

Years Ended December 31, 2022 and 2021	2022	2021
Interest and dividend income:
Interest and fees on loans	$828,406	$845,583
Interest on securities available for sale	94,632	103,156
Other	11,979	7,511

Total interest and dividend income	935,017	956,250

Interest expense:
Interest expense - deposits	116,074	121,030
Interest expense - borrowings	25,761	53,371

Total interest expense	141,835	174,401

Net interest income	793,182	781,849
Provision for loan losses	—	—

Net interest income after provision for loan losses	793,182	781,849

Other income:
Other income	493	2,603

Total other income	493	2,603

Other expenses:
Salaries and employee benefits	427,963	395,986
Occupancy and equipment	93,218	89,516
Professional fees and expenses	120,604	188,979
Directors’ fees	75,127	78,127
Change in fair value of equity securities	7,280	22,752
Other	175,543	153,757

Total other expenses	899,735	929,117

Net loss	$(106,060)	$(144,665)

See accompanying notes to financial statements.

Elberton Federal Savings & Loan Association

Statements of Comprehensive Loss

Years Ended December 31, 2022 and 2021	2022	2021
Net loss	$(106,060)	$(144,665)

Other comprehensive loss:
Unrealized loss on securities	(155,073)	(67,037)

Other comprehensive loss before tax effect	(155,073)	(67,037)
Tax effect of other comprehensive loss items	39,915	17,256

Other comprehensive loss, net of tax	(115,158)	(49,781)

Total comprehensive loss	$(221,218)	$(194,446)

See accompanying notes to financial statements.

Elberton Federal Savings & Loan Association

Statements of Changes in Capital

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2021	$5,075,064	$102,346	$5,177,410
Net loss	(144,665)	—	(144,665)
Other comprehensive loss	—	(49,781)	(49,781)

Balances at December 31, 2021	4,930,399	52,565	4,982,964
Net loss	(106,060)	—	(106,060)
Other comprehensive loss	—	(115,158)	(115,158)

Balances at December 31, 2022	$4,824,339	$(62,593)	$4,761,746

See accompanying notes to financial statements.

Elberton Federal Savings & Loan Association

Statements of Cash Flows

Years Ended December 31, 2022 and 2021	2022	2021
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net loss	$(106,060)	$(144,665)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for depreciation and amortization	30,889	31,432
Change in fair value of equity securities	7,280	22,752
Changes in operating assets and liabilities:
Accrued interest receivable and other assets	(77,909)	(106,248)
Accrued interest payable and other liabilities	(13,469)	441

Net cash used in operating activities	(159,269)	(196,288)

Cash flows from investing activities:
Proceeds from calls, paydowns and maturities of securities available for sale	321,177	465,413
Purchases of other investments	(32,000)	—
Sales of other investments	—	118,300
Net increase in loans	(791,820)	(1,736,510)
Purchases of premises and equipment	—	(12,528)

Net cash used in investing activities	(502,643)	(1,165,325)

Cash flows from financing activities:
Net (decrease) increase in deposits	(706,842)	3,375,696
Proceeds from Federal Home Loan Bank advances	1,500,000	—
Repayment of Federal Home Loan Bank advances	(1,000,000)	(1,850,000)

Net cash (used in) provided by financing activities	(206,842)	1,525,696

Net (decrease) increase in cash and cash equivalents	(868,754)	164,083
Cash and cash equivalents at beginning of year	2,595,884	2,431,801

Cash and cash equivalents at end of year	$1,727,130	$2,595,884

Supplemental cash flow information:
Cash paid during the year for:
Interest	$141,336	$173,834

See accompanying notes to financial statements.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Elberton Federal Savings & Loan Association (the “Association”) operates as a mutual savings and loan association owned 100% by its depositors. The Association is a community oriented financial institution with emphasis on savings accounts, certificates of deposit, and first mortgage residential real estate loans. The Association has one banking office in Elberton (Elbert County), Georgia, and conducts its banking activities primarily in Elbert and surrounding counties. The Association is primarily regulated by the Office of the Comptroller of the Currency (“OCC”) and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). The Association undergoes periodic examinations by the OCC.

Basis of Presentation

The accounting principles followed by the Association and the methods of applying these principles conform with generally accepted accounting principles in the United States of America (“GAAP”) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and valuation allowances associated with the realization of deferred tax assets.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Association includes cash and deposits in other banks.

Debt Securities

Debt securities are classified as available for sale and are carried at fair value, with unrealized gains and losses reported in other comprehensive income or loss. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method. Premiums that exceed the amount repayable by the issuer at the next call date are amortized to the next call date. Other premiums and discounts are amortized (accreted) over the estimated lives of the securities. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

Declines in fair value of debt securities that are deemed to be other than temporary, if applicable, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Association to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Marketable Equity Securities

Marketable equity securities have a readily determinable fair value and are measured at fair value with changes in fair value reported in net earnings. Gains and losses on the sale of marketable equity securities are recorded on the trade date and determined using the specific-identification method.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

Other Investments

Other investments includes Federal Home Loan Bank (FHLB) stock which is an equity security without a readily determinable fair value. The Association has elected to account for the equity security without a readily determinable fair value using the alternative method. Under this method, these securities are carried at costs, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. The Association is required to hold the FHLB stock as a member of the FHLB, and transfer of the stock is substantially restricted. FHLB stock is evaluated for impairment as circumstances dictate.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and an allowance for loan losses. Interest on loans is accrued and credited to earnings based on the unpaid principal balance. Loan-origination fees and direct origination costs are recognized as income or expense when received or incurred since capitalization of these fees and costs would not have a significant impact on the financial statements.

The accrual of interest on a loan is discontinued when the loan becomes 90 days delinquent or whenever management believes the borrower will be unable to make payments as they become due. When loans are placed on nonaccrual status or charged off, all unpaid accrued interest is reversed against interest income. The interest on these loans is subsequently accounted for on the cash basis or using the cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Association will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All nonaccrual loans and TDRs are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan net of the specific allocation equals the present value of estimated future cash flows using the loan’s existing rate or the fair value of underlying collateral less applicable estimated selling costs if repayment is expected solely from the collateral.

TDRs are individually evaluated for impairment and included in the impaired loan disclosures. TDRs are measured at the present value of estimated future cash flows using the loan’s original effective rate. If a TDR is considered to be a collateral dependent loan, the loan is measured at the fair value of the collateral less applicable estimated selling costs. For TDRs that subsequently default, the Association determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired.

The general component covers loans that are collectively evaluated for impairment. The general allowance component includes loans that are not individually identified for impairment evaluation as well as those loans that are individually evaluated but are not considered impaired.

The general component is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is determined by portfolio segment or loan class and is based on the actual loss history experienced by the Association. This actual loss experience is supplemented with other qualitative factors based on the risks present for each portfolio segment or loan class. These qualitative factors include: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and employees; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

Management considers the following when assessing risk in the Association’s loan portfolio segments:

•

Real estate mortgage loans are affected by the local residential real estate market, the local economy, and, for variable rate mortgages, movement in indices tied to these loans. At the time of origination, the Association evaluates the borrower’s repayment ability through a review of debt to income and credit scores. Appraisals are obtained to support the loan amount. Financial information is obtained from the borrowers and/or the individual project to evaluate cash flows sufficiency to service debt at the time of origination.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

•

Commercial loans are primarily for working capital, physical asset expansion, asset acquisition loans and other. These loans are made based primarily on historical and projected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not behave as forecasted and collateral securing loans may fluctuate in value due to economic or individual performance factors. Financial information is obtained from the borrowers to evaluate cash flows sufficiency to service debt and are periodically updated during the life of the loan.

•

Consumer and other loans may take the form of installment loans, demand loans, or single payment loans and are extended to individual for household, family, and other personal expenditures. At the time of origination, the Association evaluates the borrower’s repayment ability through a review of debt to income and credit scores.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives are generally as follows:

Building	20-40 Years
Furniture and equipment	3-7 Years
Automobile	5 Years

Income Taxes

Deferred tax assets and liabilities have been determined using the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities.

Other Comprehensive Loss

Other comprehensive income loss is shown on the statement of comprehensive loss. Accumulated other comprehensive (loss) income consists of unrealized losses on securities available for sale, net of tax, and is shown on the statement of changes in capital.

Reclassifications

Certain reclassifications have been made to the 2021 financial statements to conform to the 2022 classification.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

Revenue Recognition

As of January 1, 2019, the Association adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method. Disclosures of revenue from contracts with customers for periods beginning after January 1, 2019 are presented under ASC Topic 606 and have not materially changed from the prior year amounts. This update prescribes the process related to the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 excludes revenue streams relating to loans and investment securities, which are the major source of revenue for the Association, from its scope. As a result, the adoption of the guidance had no material impact on the measurement or recognition of revenue. The Association has no other material contracts in place with customers.

New Accounting Pronouncements

The Association recently adopted the following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB).

ASU No. 2016-02, Leases - When this standard is adopted, the primary accounting change will require lessees to recognize right of use assets and lease obligations for most operating leases as well as finance leases. The Association adopted this new accounting standard on January 1, 2022 and did not have a significant effect on the Association’s financial statements.

The following ASU has been issued by FASB and may impact the Association’s financial statements in future reporting periods.

ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments - This standard will significantly change how financial assets measured at amortized cost are presented. Such assets, which include most loans [and securities held to maturity], will be presented at the net amount expected to be collected over their remaining contractual lives. Estimated credit losses will be based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amounts. The standard will also change the accounting for credit losses related to securities available for sale and purchased financial assets with a more-than-insignificant amount of credit deterioration since origination. This new accounting standard is effective for financial statements issued for interim and annual periods beginning after December 15, 2022. The Association has been evaluating the impacts this new standard will have on its financial statements, and based on its methodologies that are anticipated to be implemented at adoption, the Association is estimating no increase in its allowance for credit losses. The actual amount determined from the adoption of this accounting standard will be recognized as a cumulative effect adjustment to the January 1, 2023 retained earnings balance.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 2: Securities

Securities available for sale at December 31, 2022 and 2021 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2022
Mortgage-backed securities	$995,932	$—	$(72,230)	$923,702
Corporate securities	1,322,479	—	(12,059)	1,310,420

Total	$2,318,411	$—	$(84,289)	$2,234,122

2021
Mortgage-backed securities	$1,318,168	$25,077	$—	$1,343,245
Corporate securities	1,331,528	45,707	—	1,377,235

Total	$2,649,696	$70,784	$—	$2,720,480

Fair values of debt securities are generally estimated based on financial models or prices paid for similar securities. It is possible interest rates or other key inputs to the valuation estimate could change considerably resulting in a material change in the estimated fair value of debt securities.

The following table shows the fair value and gross unrealized losses of securities with unrealized losses at December 31, 2022, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2022
Mortgage-backed securities	$812,200	$62,287	$111,502	$9,943	$923,702	$72,230
Corporate securities	810,420	12,059	—	—	810,420	12,059

Total	$1,622,620	$74,346	$111,502	$9,943	$1,734,122	$84,289

At December 31, 2022, unrealized losses in the investment portfolio related to debt securities. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades or the repayment sources of principal and interest are backed by the U.S. Government sponsored enterprises. At December 31, 2022, all ten mortgage-backed securities and two of three corporate securities contain unrealized losses. The Association does not intend to sell the investments and it is not likely that the Association will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 2: Securities (Continued)

The amortized cost and estimated fair value of securities available for sale as of December 31, 2022, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Less than 1 year	$400,113	$399,484
1 to 5 years	422,366	410,936
5 to 10 years	500,000	500,000
Mortgage-backed securities	995,932	923,702

Total	$2,318,411	$2,234,122

There were no sales of securities during 2022 or 2021.

Securities with a carrying value of approximately $950,000 and $1,087,000 at December 31, 2022 and 2021, respectively, were pledged to secure public deposits.

Note 3: Loans and Allowance for Loan Losses

The following table presents total loans at December 31, 2022 and 2021 by portfolio segment and class of loan:

	2022	2021
Commercial	$299,675	$349,346
Real estate mortgage	22,801,574	21,940,857
Consumer	185,341	204,567

Subtotal	23,286,590	22,494,770
Allowance for loan losses	(40,642)	(40,642)

Loans, net	$23,245,948	$22,454,128

The Association grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Elbert County and other surrounding Georgia counties. A substantial portion of the loan portfolio is collateralized by improved real estate and is dependent upon the real estate market in these areas.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 3: Loans and Allowance for Loan Losses (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2022 and 2021:

	Commercial	Real Estate Mortgage	Consumer	Unallocated	Total
Balance at January 1, 2021	$738	$33,175	$—	$6,729	$40,642
Provision for loan losses	(198)	4,638	—	(4,440)	—

Balance at December 31, 2021	540	37,813	—	2,289	40,642
Provision for loan losses	(65)	2,354	—	(2,289)	—

Balance at December 31, 2022	$475	$40,167	$—	$—	$40,642

Information about how loans were evaluated for impairment and the related allowance for loan losses as of December 31, 2022 and 2021 follows:

	Commercial	Residential Real Estate	Consumer	Unallocated	Total
2022
Loans:
Individually evaluated for impairment	$—	$412,690	$—	$—	$412,690
Collectively evaluated for impairment	299,675	22,388,884	185,341	—	22,873,900

Total loans	$299,675	$22,801,574	$185,341	$—	$23,286,590

Related allowance for loan losses:
Individually evaluated for impairment	$—	$20,121	$—	$—	$20,121
Collectively evaluated for impairment	475	20,046	—	—	20,521

Total allowance for loan losses	$475	$40,167	$—	$—	$40,642

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 3: Loans and Allowance for Loan Losses (Continued)

		Residential Real
	Commercial	Estate	Consumer	Unallocated	Total
2021
Loans:
Individually evaluated for impairment	$—	$487,104	$—	$—	$487,104
Collectively evaluated for impairment	349,346	21,453,753	204,567	—	22,007,666

Total loans	$349,346	$21,940,857	$204,567	$—	$22,494,770

Related allowance for loan losses:
Individually evaluated for impairment	$—	$16,549	$—	$—	$16,549
Collectively evaluated for impairment	540	21,264	—	2,289	24,093

Total allowance for loan losses	$540	$37,813	$—	$2,289	$40,642

The Association reviews all loans for impairment that are on nonaccrual or troubled debt restructurings. A loan is considered impaired when, based on current events and circumstances it is probable that all amounts due, according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest payments received on impaired loans are generally applied as a reduction of the outstanding principal balance. As of December 31, 2022 and 2021, there were five real estate mortgage loans totaling $412,690 and five real estate mortgage loans totaling $487,104 that were considered impaired, respectively. There was $20,121 of related allowance for two of the five real estate mortgage impaired loans totaling $287,271 as of December 31, 2022. There was $16,549 of related allowance for three of the five real estate mortgage impaired loans totaling $291,754 as of December 31, 2021. There were no troubled debt restructurings during 2022 or 2021.

The Association categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Association analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a continuous basis. The Association uses the following definitions for its risk ratings:

Special Mention - includes obligations that exhibit potential credit weaknesses or downward trends deserving management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects or credit position at a future date. These loans are not adversely classified and do not expose the Association to sufficient risk to warrant adverse classification.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 3: Loans and Allowance for Loan Losses (Continued)

Substandard - includes obligations with defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current sound worth and paying capacity of the borrower or by the collateral pledged, if any. Normal repayment from the borrower is in jeopardy although no loss of principal is envisioned. There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual loans classified substandard.

Doubtful - includes obligations with all the weaknesses found in substandard loans with the added provision that the weaknesses make collection of debt in full, based on currently existing facts, conditions, and values, highly questionable and improbable. Serious problems exist to the point where partial loss of principal is likely. The possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to strengthen the loan, the loans’ classification as estimated losses is deferred until a more exact status may be determined. There are no loans rated doubtful in the Association’s portfolio as of December 31, 2022 and 2021.

Loss - includes obligations incapable of repayment or unsecured debt. Such loans are considered uncollectible and of such little value, that continuance as an active asset is not warranted. Loans determined to be a loss are charged-off at the date of loss determination. There are no loans with a loss rating in the Association’s portfolio as of December 31, 2022 and 2021.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be Pass rated loans. As of December 31, 2022 and 2021, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful/Loss	Total
2022
Commercial	$299,675	$—	$—	$—	$299,675
Real estate mortgage	22,216,492	406,539	178,543	—	22,801,574
Consumer	185,341	—	—	—	185,341

Total	$22,701,508	$406,539	$178,543	$—	$23,286,590

2021
Commercial	$349,346	$—	$—	$—	$349,346
Real estate mortgage	21,278,197	175,556	487,104	—	21,940,857
Consumer	204,567	—	—	—	204,567

Total	$21,832,110	$175,556	$487,104	$—	$22,494,770

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 3: Loans and Allowance for Loan Losses (Continued)

Loan aging information as of December 31, 2022 and 2021 follows:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Non-accrual
2022
Commercial	$—	$—	$—	$—	$299,675	$—
Real estate mortgage	285,671	406,539	178,543	870,753	21,930,821	178,543
Consumer	—	—	—	—	185,341	—

Total	$285,671	$406,539	$178,543	$870,753	$22,415,837	$178,543

2021
Commercial	$—	$—	$—	$—	$349,346	$—
Real estate mortgage	218,659	175,556	487,104	881,319	21,059,538	487,104
Consumer	—	—	—	—	204,567	—

Total	$218,659	$175,556	$487,104	$881,319	$21,613,451	$487,104

At December 31, 2022 and 2021, there were no loans greater than 90 days past due that were still accruing interest.

Directors and executive officers of the Association, including their families and firms in which they are principal owners, are considered related parties. Substantially all loans to these related parties were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

A summary of loans to directors, executive officers, and their affiliates as of December 31, 2022 and 2021 is as follows:

	2022	2021
Beginning balance	$84,820	$224,913
Loans advanced	—	—
Repayments	(12,964)	(140,093)

Ending balance	$71,856	$84,820

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 4: Premises and Equipment

An analysis of premises and equipment at December 31, 2022 and 2021 is as follows:

	2022	2021
Building	$482,644	$482,644
Land and land improvements	15,775	15,775
Furniture and equipment	481,431	481,431
Automobile	21,955	21,955

Subtotal	1,001,805	1,001,805
Accumulated depreciation	(787,007)	(766,226)

Total	$214,798	$235,579

Depreciation expense was approximately $21,000 for the years ended December 31, 2021 and 2020.

Note 5: Deposits

Deposits consist of the following at December 31, 2022 and 2021:

	2022	2021
Savings	$1,426,001	$1,626,228
Money market	10,523,062	10,183,391
Time	8,651,696	9,497,982

Total	$20,600,759	$21,307,601

The aggregate amount of time deposits, with a minimum denomination of $250,000, was approximately $1,436,000 and $1,624,000 at December 31, 2022 and 2021, respectively. At December 31, 2022, the scheduled maturities of all time deposits are as follows:

2022
2023	$3,354,772
2024	2,318,463
2025	2,278,820
2026	507,823
2027	191,818

Total	$8,651,696

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 5: Deposits (Continued)

Deposits from directors, executive officers, principal stockholders, and their affiliates totaled approximately $859,000 at December 31, 2022 and $1,257,000 at December 31, 2021.

At December 31, 2022 and 2021, the Association had one significant customer deposit relationship with total deposit balances of approximately $1,399,000 and $1,268,000.

Note 6: Dividend Restrictions

Banking regulations restrict the amount of dividends the Association may pay without obtaining prior approval. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Association’s total capital in relation to its assets, deposits, and other such items. Capital adequacy considerations could further limit the availability of dividends from the Association.

Note 7: Income Taxes

The components of the provision for income taxes are as follows:

	2022	2021
Current	$—	$—
Deferred	(31,670)	(30,062)
Change in valuation allowance	31,670	30,062

Total	$—	$—

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31, 2022 and 2021, is as follows:

	2022	2021
Pretax loss at statutory rate (21%)	$(22,273)	$(30,380)
State income tax, net	(9,397)	318
Change in valuation allowance	31,670	30,062

Total	$—	$—

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 7: Income Taxes (Continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Association’s assets and liabilities. The major components of the net deferred tax asset as of December 31, 2022 and 2021 are presented below:

	2022	2021
Deferred income tax assets:
Allowance for loan losses	$10,281	$10,281
Premises and equipment	7,144	5,767
Operating loss and tax credit carryovers	282,682	260,165
Federal tax credits	1,110	1,110
State tax credits	29,101	24,432
Other	6,213	3,106
Unrealized losses on investment securities	21,696	—

Total gross deferred tax assets	358,227	304,861

Deferred tax liabilities:
Unrealized gains on investment securities	—	18,219

Total gross deferred tax liabilities	—	18,219

Valuation allowance	(336,531)	(304,861)

Net deferred income tax asset (liability)	$21,696	$(18,219)

The future tax consequences of the differences between the financial reporting and tax basis of the Association’s assets and liabilities resulted in a net deferred tax asset. A valuation allowance was established for the net deferred tax asset, as the realization of these deferred taxes is dependent on future taxable income. At December 31, 2022, the Association had remaining loss carryforwards of approximately $779,000 for federal and $2,783,000 for state income tax purposes which begin to expire in 2026 and began to expire in 2020, respectively, if not previously utilized. Additionally, at December 31, 2022, the 2019 through 2021 tax years were open to examination though no examinations are in process.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 7: Income Taxes (Continued)

Retained earnings at December 31, 2022, includes $803,802 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only, which arose prior to December 31, 1987. Reduction of amounts so allocated for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. Also, effective for tax years beginning after December 31, 1995, the pre-1988 reserves must be recaptured and taken into income over a six-year period if the Association ceases to qualify as a bank. The Association’s intent is to continue to qualify as a bank. The unrecorded deferred income tax liability on the above amounts was approximately $168,800 at December 31, 2022.

Note 8: Borrowed Funds

Borrowed funds consist of the following at December 31, 2022 and 2021:

	2022		2021
	Rates	Amount	Rates	Amount
Federal Home Loan Bank (FHLB):
Fixed rate, fixed term advances	1.69% - 4.23%	$2,500,000	1.69% - 2.07%	$2,000,000

Total		$2,500,000		$2,000,000

The following is a summary of scheduled maturities of fixed term borrowed funds as of December 31, 2022:

	Fixed Rate Advances
	Weighted Average Rate	Amount
2023	4.23%	$1,500,000
2024	1.69%	1,000,000

Total		$2,500,000

The FHLB advances were collateralized by certain loans which totaled approximately $10,913,000 and $9,392,000 at December 31, 2022 and 2021, respectively, and by the Association’s investment in FHLB stock which totaled $120,500 and $88,500 at December 31, 2022 and 2021, respectively.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 9: Commitments

In the ordinary course of business, the Association has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. There were no commitments and contingent liabilities to extend credit at December 31, 2022 or 2021. Commitments to extend credit include exposure to some credit loss in the event of nonperformance of the customer. The Association’s credit policies and procedures for credit commitments are the same as those for extension of credit that are recorded on the statements of condition. Because these instruments have fixed maturity dates, and because some of them may expire without being drawn upon, they do not generally present any significant liquidity risk to the Association.

Note 10: Equity and Regulatory Matters (CBLR)

The Association is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements.

In September 2019, the federal banking agencies jointly finalized a rule that introduced an optional simplified measure of capital adequacy known as the community bank leverage ratio (CBLR) framework. In order to qualify for the CBLR framework, a qualifying community banking organization must have a Tier 1 leverage ratio of greater than 9%, less than $10 billion in total consolidated assets, and limited amounts of off- balance-sheet exposures and trading assets and liabilities. The Coronavirus Aid, Relief, and Economic Security Act lowered the CBLR to 8% through December 31, 2020. Beginning in 2021, the CBLR increased to 8.5% for the calendar year, before increasing back to 9% beginning January 1, 2022. As of December 31, 2022 and 2021, the Association qualified for and elected to use the CBLR framework. An institution opting into the CBLR framework and meeting all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the Prompt Corrective Action regulations and will not be required to report or calculate risk-based capital.

As of December 31, 2022, the most recent notification from the regulatory agencies categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum regulatory capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Association’s category.

The Association’s actual capital amounts and ratios as of December 31, 2022 and 2021 are presented in the following table:

			To Be Well Capitalized
			Under Prompt Corrective
	Actual		Action Provisions
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio
2022
Community Bank Leverage Ratio	$4,824	18.02% ≥	$2,410	≥ 9.00%
2021
Community Bank Leverage Ratio	$4,930	17.58% ≥	$2,383	≥ 8.50%

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 11: Fair Value Measurements

Some assets, such as marketable equity securities and securities available for sale, are measured at fair value on a recurring basis under accounting principles generally accepted in the United States. Other assets, such as impaired loans, may be measured at fair value on a nonrecurring basis.

Following is a description of the valuation methodology and significant inputs used for each asset measured at fair value on a recurring or nonrecurring basis, as well as the classification of the asset within the fair value hierarchy.

Marketable equity securities - Marketable equity securities with a readily determinable fair value are measured at fair value on a recurring basis. The fair value measurement of marketable equity securities with a readily determinable fair value are based on the quoted price of the security and is considered a Level 1 fair value measurement. Marketable equity securities without a readily determinable fair value are measured at fair value on a nonrecurring basis when transaction prices for identical or similar securities are identified. Fair value measurements on equity securities without a readily determinable fair value are generally considered a Level 2 fair value measurement.

Securities available for sale - Securities available for sale may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include debt securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, and mortgage related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include trust preferred securities that are not traded in a market. The fair value measurements of Level 3 securities are determined by the Association’s Chief Executive Officer (CEO), and then reported to the Board of Directors. Fair values are calculated using discounted cash flow models that incorporate various assumptions, including expected cash flows and market credit spreads. When comparable sales are available, these are used to validate the models used. Other available industry data, such as information regarding defaults and deferrals, are incorporated into the expected cash flows.

Loans - Loans are not measured at fair value on a recurring basis. However, loans considered to be impaired (see Note 1) may be measured at fair value on a nonrecurring basis. The fair value measurement of an impaired loan that is collateral dependent is based on the fair value of the underlying collateral. Independent appraisals are obtained that utilize one or more valuation methodologies - typically they will incorporate a comparable sales approach and an income approach. Management routinely evaluates the fair value measurements of independent appraisers and adjusts those valuations based on differences noted between actual selling prices of collateral and the most recent appraised value. Such adjustments are usually significant, which results in a Level 3 classification. All other impaired loan measurements are based on the present value of expected future cash flows discounted at the applicable effective interest rate and, thus, are not fair value measurements.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 11: Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31, 2022 and 2021 follows:

	Recurring Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
2022
Assets:
Marketable equity securities	$5,309	$—	$—	$5,309
Securities available for sale:
Mortgage-backed securities	—	923,702	—	923,702
Corporate securities	—	1,310,420	—	1,310,420

Total	$5,309	$2,234,122	$—	$2,239,431

2021
Assets:
Marketable equity securities	$12,589	$—	$—	$12,589
Securities available for sale:
Mortgage-backed securities	—	1,343,245	—	1,343,245
Corporate securities	—	1,377,235	—	1,377,235

Total	$12,589	$2,720,480	$—	$2,733,069

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 11: Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a nonrecurring basis as of December 31, 2022 and 2021 follows:

	Nonrecurring Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
2022
Assets:
Impaired loans	$—	$—	$267,150	$267,150

Total	$—	$—	$267,150	$267,150

2021
Assets:
Impaired loans	$—	$—	$470,555	$470,555

Total	$—	$—	$470,555	$470,555

Note 12: Subsequent Events

On June 1, 2021, the Association announced that it had entered into a definitive agreement to merge with and into Oconee Financial Corporation, the parent company of Oconee State Bank. The transaction is structured as a merger conversion, whereby the Association, will convert to a stock form of organization and will simultaneously merge into Oconee State Bank. As part of the transaction, Oconee Financial Corporation will offer shares of its common stock to qualifying eligible Association account holders and possibly others in a subscription offering and a community offering. Additionally, in connection with the merger conversion, Oconee State Bank will establish a “liquidation account” for the benefit of eligible depositors of the Association and the liquidation rights of such eligible depositors of the Association shall have equal priority in the event of a liquidation of Oconee State Bank as other account holders of Oconee State Bank who have liquidation rights. The merger is subject to regulatory approvals which are still pending as of the date of these financial statements. As of the date the financial statements are available to be issued, the Association has incurred approximately $409,000 of transaction costs of which approximately $277,000 has been capitalized related to the cost of issuing stock and will be expensed in the event the merger conversion is not consummated.

Elberton Federal Savings & Loan Association

Notes to Financial Statements

Note 12: Subsequent Events (Continued)

On March 12, 2023, in response to liquidity concerns in the United States banking system, the Federal Reserve and U.S. Department of Treasury, along with banking regulators, collaboratively approved certain actions with a stated intention to reduce stress across the financial system, support financial stability and minimize any impact on business, households, taxpayers, and the broader economy. Among other actions, the Federal Reserve Board created a new Bank Term Funding Program (BTFP) to make additional funding available to eligible depository institutions, to help assure institutions can meet the needs of their depositors. Eligible institutions may obtain liquidity against a wide range of collateral. BTFP advances can be requested through at least March 11, 2024. Through the date the financial statements were available to be issued, the Association has not requested funding through the BTFP.

The overall consequences of current market and liquidity conditions and the impact of the recent actions taken on the banking system and overall economy are unknown. The impact of this situation on the Association and its future results and financial position is not presently determinable.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through April 7, 2023, the date on which the financial statements were available to be issued.

No person has been authorized to give any information or to make any representation other than as contained in this Offering Circular and, if given or made, such other information or representation must not be relied upon as having been authorized by Oconee Financial Corporation. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall under any circumstances imply that there has been no change in the affairs of Oconee Financial Corporation since any of the dates as of which information is furnished herein or since the date hereof.

Up to 149,066 Shares

COMMON STOCK

par value $2.00 per share

OFFERING CIRCULAR

May 5, 2023

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until June 20, 2023, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Agreement with Performance Trust Capital Partners

1.2	Agency Agreement

2.1*	Articles of Incorporation of Oconee Financial Corporation

2.2*	Bylaws of Oconee Financial Corporation

4.1*	Stock Order Form

4.2*	Marketing Materials

6.1*	Oconee Financial Corporation 2021 Equity Incentive Plan

6.2*	Employment Agreement by and between Oconee State Bank and Daniel Graves to be effective as of the Closing of the Merger Conversion

7.1*	Amended and Restated Agreement and Plan of Merger Conversion dated as of December 15, 2022, by and among Oconee Financial Corporation, Oconee State Bank and Elberton Federal Savings & Loan Association

7.2*	Amended and Restated Plan of Merger Conversion dated as of June 1, 2021.

11.1*	Consent of RP Financial, LC

11.2*	Consent of Alston & Bird LLP

11.3	Consent of Wipfli LLP

11.4	Consent of Mauldin & Jenkins, LLC

12.1	Opinion of Alston & Bird LLP

99.1*	Elberton Appraisal

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused amendment no. 3 to this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watkinsville, State of Georgia, on April 14, 2023.

OCONEE FINANCIAL CORPORATION, a Georgia corporation and registered bank holding company

By:	/s/ T. Neil Stevens
T. NEIL STEVENS, President, Chief Executive Officer and Director

This amendment no. 3 to the offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ James R. McLemore JAMES R. McLEMORE, Executive Vice President and Chief Financial Officer	April 14, 2023 Date

/s/ G. Robert Bishop	April 14, 2023
G. ROBERT BISHOP, Director	Date

/s/ Brian J. Brodrick	April 14, 2023
BRIAN J. BRODRICK, Director	Date

/s/ J. Albert Hale, Sr.	April 14, 2023
J. ALBERT HALE, SR., Director	Date

/s/ Virginia Wells Mcgeary	April 14, 2023
VIRGINIA WELLS McGEARY, Director	Date

/s/ Jonathan R. Murrow	April 14, 2023
JONATHAN R. MURROW, Director	Date

/s/ Tony L. Powell	April 14, 2023
TONY L. POWELL, Director	Date

/s/ Toby Smith	April 14, 2023
TOBY SMITH, Director	Date

/s/ Holly H. Stephenson	April 14, 2023
HOLLY H. STEPHENSON, Director	Date

Signature Page to Amendment No. 3 to Form 1-A